

Blend Labs, Inc.

2022 Annual Report



BLEND LABS, INC.
2023 Annual Letter

Dear Fellow Stockholders,

Resilience, determination, optimism. These words capture how Blend has approached navigating a historic downturn in mortgage originations and broader macro volatility, while also executing on pace with our vision for the future. While we don't discount the current market challenges, we are confident about where Blend is heading.

The current environment has challenged our customers and our team. We also know it has been challenging for our stockholders. But over the years we have learned how to remain strong amid ongoing, unpredictable change within our industry. Despite this turbulence, we have successfully navigated product launches and difficult market cycles. The core value we've been focused on since we started over a decade ago remains bringing a customer-first approach to everything we do. Whether we're designing products, developing partnerships, or launching new business lines, we think deeply about every aspect of the customer experience and how to make it better.

Notwithstanding the unprecedented mortgage downturn, this mindset enabled us to again win mortgage origination market share in 2022, while also making tremendous progress in building our Consumer Banking business. We delivered on our revenue objective for the year and also focused inward on positioning Blend firmly on a path to future profitability, including making difficult decisions to significantly reduce our cost structure and focus our innovation efforts on our most impactful initiatives for our mortgage and banking customers.

We believe these efforts will help ensure that Blend will keep delivering for customers through this market downturn and beyond. Our technology continues to help our customers improve their speed, efficiency and, ultimately, their margins today and into the future as the market and industry continue to evolve.

We believe our long-term success is fundamentally tied to our mission to bring simplicity and transparency to financial services so more consumers can gain access to the world's financial resources.

As we continue to execute relentlessly in pursuit of that mission, we're focused on three key goals in 2023:

- First, we're focused on accelerating our path to profitability by executing on our cost reduction targets. Over the course of the year, we plan to continue to concentrate on the initiatives critical to our business strategy and be disciplined with our expenses.

- Second, we will aim to continue to deliver outstanding value to our mortgage customers so they can grow their market share and lower their costs in a lower margin environment. We know that our mortgage customers and the loan officers using our mortgage customers and the loan officers using our products typically prioritize simplicity and efficiency above anything else. This is especially important in the current market environment where sales-cycles have lengthened, and the cost of lending has increased. Our mortgage offering continues to deliver best-in-class, self-directed experiences for borrowers, while automating multiple steps of the lender process to reduce the costs of origination and lower pull through times. Simply put, our mortgage solution is expanding our customers' ROI over time.

- Third, we plan to drive adoption of our Blend Builder platform. In response to financial services firms' needs and desires, we've evolved our platform to enable composable origination, allowing custom workflows to be easily configured from a set of modular components. Our entire suite of consumer banking solutions is already powered by our builder platform, and it will eventually be the foundation for our other offerings, including mortgage. We were excited to announce our first major customer win for the platform in the first quarter of 2023, Navy Federal, the nation's largest credit union.

For both our mortgage and consumer banking customers, we believe that Blend Builder is core to the future of our company. We've designed Blend Builder to allow customers to quickly and easily bring their product ideas to life, introduce unique experiences and lower their origination costs through simplified workflows. And when our customers win, we win: our customers benefit from the speed, flexibility, and innovation of our platform; while Blend benefits from the growth, addition of a stable new revenue stream and the incremental margin that comes with it.

Looking ahead, clearly, our near-term market environment will remain challenging, but we are focused, have a sense of urgency and are taking steps to get more efficient and stronger every day. We are heads down on execution, and we believe that's how we will build a business to last not just through this difficult cycle, but to create value for all stockholders for many decades to come.

Thank you to our stockholders for your support of Blend, and our team members, who have worked tirelessly through substantial challenges to position us for the opportunities ahead.

Nima Ghamsari
Head of Blend & Co-founder
Blend Labs, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For transition period from   to

Commission File Number 001-40599

BLEND LABS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**45-5211045**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

415 Kearny Street	**94108**
San Francisco, California	
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(650) 550-4810**

Securities registered pursuant to Section 12(b) of the Act:

<u>Title of each class</u>	<u>Trading Symbol(s)</u>	<u>Name of each exchange on which registered</u>
Class A common stock, par value $0.00001 per share	BLND	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Securities Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant, based on the closing price of the shares of Class A common stock as reported by the New York Stock Exchange on June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $439.9 million. Shares of the registrant's common stock held by each executive officer and director and by each other person who may be deemed to be an affiliate of the registrant have been excluded from this computation. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

As of March 3, 2023, there were 232,126,271 shares of the registrant's Class A common stock outstanding, 10,720,593 shares of the registrant's Class B common stock outstanding, and no shares of the registrant's Class C common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's Definitive Proxy Statement relating to the 2023 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2022.

Table of Contents

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expect," "plan," "anticipate," "could," "would," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- changes in economic conditions, especially those affecting the levels of real estate and mortgage activity, such as mortgage interest rates, credit availability, real estate prices, inflation, and consumer confidence;

- our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, targeted reduction in operating loss and plans for future operations, expense reductions and costs savings, our ability to determine reserves, and our ability to achieve and maintain future profitability;

- our market position, growth opportunities and our ability to successfully execute our business and growth strategy;

- the sufficiency of our cash, cash equivalents, and marketable securities to meet our liquidity needs;

- the demand for our products and services;

- our ability to increase our transaction volume and to attract and retain customers;

- our ability to integrate more marketplaces into our end-to-end consumer journeys;

- our ability to develop new products, services, and features and bring them to market in a timely manner;

- our ability to make enhancements to our current products;

- our ability to compete with existing and new competitors in existing and new markets and offerings;

- our ability to successfully acquire and integrate companies and assets, including our ability to integrate Title365 with our operations;

- the impairment of certain assets arising from our acquisition of Title365;

- our ability to maintain the security and availability of our platform;

- our expectations regarding the effects of existing and developing laws and regulations, including with respect to taxation, privacy, information security, and data protection;

- our ability to manage risk associated with our business;

- our expectations regarding new and evolving markets;

- our ability to develop and protect our brand and reputation;

- our expectations and management of future growth;

- our expectations concerning relationships with third parties;

- our ability to attract and retain employees and key personnel;

- our ability to service our existing debt;

- our ability to maintain, protect, and enhance our intellectual property; and

- the increased expenses associated with being a public company.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those described in the section titled *"Risk Factors"* and elsewhere in this Annual Report on Form 10-K. Our Risk Factors are not guarantees that no such conditions exist as of the date of this report and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

PART I

ITEM 1. BUSINESS

Company Overview

It's our vision to bring simplicity and transparency to financial services, so every consumer can more easily access the capital they need to reach their financial goals. To realize this vision, we have built a market-leading, cloud-based software platform and suite of products for financial providers to transform consumer banking experiences and streamline workflows for their teams. From the moment a consumer starts an application for a loan or a deposit account to the moment they digitally sign the final documents, our software platform streamlines the process. Consumers expect modern banking experiences to be as simple as other online shopping experiences, and Blend enables financial providers to quickly deliver modern experiences that are easy to access and use. However, financial services firms may not have the resources and in-house software expertise to fulfill consumer demands for intuitive, digital, and easy-to-use products. In addition, most financial providers are burdened by antiquated, inflexible systems and use separate technology stacks for different product lines, making it difficult to drive rapid improvements. Consequently, a broad range of financial providers including banks, credit unions, fintechs, and community and independent mortgage banks have turned to Blend to help them accelerate their digital transformation initiatives and position themselves for future growth.

Our Segments

We operate our business in two segments: Blend Platform and Title365.

The Blend Platform segment comprises a suite of products that power the entire origination process from back end workflows to consumer experience. Our growing suite of out-of-the-box, white-label products currently powers digital-first consumer journeys for mortgages, home equity loans and lines of credit, vehicle loans, personal loans, credit cards, and deposit accounts. Each of our products is built from an extensive library of modular components assembled into consumer journeys that typically include data collection, verification checks, product selection, pricing, pre-approvals, disclosures delivery, addressing stipulations, and signing closing documents.

The Blend Platform segment also contains a software platform, called Blend Builder Platform, which offers a set of low-code, drag-and-drop design tools, modular components and integrations to allow our customers to create and deploy their own new product offerings. After three years of research and development, the Blend Builder Platform has evolved to the point where it can now power Composable Origination, the ability to easily configure or build custom workflows from a pre-built set of components, all while leveraging existing infrastructure. Financial services firms can experience Composable Origination by building custom solutions using the Blend Builder Platform, or with pre-built solutions such as Instant Home Equity, Deposit Accounts, Credit Cards, and more.

In 2022, our products within the Blend Platform segment helped financial services firms process nearly $1.7 trillion in loan applications. We bring together an extensive ecosystem of technology, data, and service providers through our software platform, enabling financial services firms to collaborate with third parties to provide best-in-class banking experiences to consumers. As consumers use our software platform to access financial products, they can also shop for realtors, title and property and casualty insurance products, and other service providers through integrated marketplaces that are introduced at the precise moment these products or services are needed. As more consumers use our software platform, we are able to attract a broader range of ecosystem partners, which allows us to deliver more value to consumers and attract more financial services providers as customers. This creates a powerful network effect and differentiator for our business.

Strong customer relationships are the cornerstone of Blend's success. We establish ourselves as a critical and long-term strategic partner to our customers by powering essential revenue-generating experiences, integrating our software into back office systems, and staffing teams chartered with increasing the value to the customer over time. Blend's customer relationships grow as our platform is used for a broader range of products. Customers typically complete an initial deployment of one or two products and then add more products over time, building toward a unified consumer experience that supports multi-product journeys.

Blend's business model is designed to align our growth with our customers' priorities. In the Blend Platform segment, we offer our products through software-as-a-service agreements, where fees are assessed based on completed transactions, such as a funded loan, new account opening, or closing transaction. We do not charge for abandoned or rejected applications, even though they cause us to incur costs. Completed transaction fees are determined by the number and type of software platform components that are needed to support each product offering. Where applicable, we may also charge licensing fees for access to our platform. Additionally, we generate revenue through commissions or service fees when consumers use our marketplaces to select a real estate agent, property and casualty insurance carrier, title insurance underwriter, or settlement services provider.

In June 2021, Blend acquired a 90.1% ownership of Title365, an underwritten title insurance agency engaged in selling title insurance policies and escrow services throughout the United States. Integrating Title365 with our software platform has enabled financial services firms to automate title commitments and streamline communication with consumers and settlement teams.

Together we enable our customers to accelerate the title, settlement, and closing process at scale for mortgages, home equity lines of credit, and home equity loans. In performing title search services, Title365 serves as an agent to place and bind title insurance policies with third-party underwriters. Title365 escrow, closing and settlement services are primarily associated with managing the closing of real estate transactions, including the processing of funds on behalf of the transaction participants, gathering and recording the required closing documents, and providing notary and other real estate or title-related activities. Title365 also provides title services in connection with a borrower default and with the issuance of home equity lines of credit and home equity loans. Title365 became our second reportable segment at the time of acquisition. In June 2022, we completed the migration of the largest Title365 customer from traditional title to the software-enabled title solution. This solution automates the flow of the title orders from the customer's loan origination software and passes the orders through the Blend Platform. In connection with the migration we changed the composition of our reporting segments and the Blend Platform segment now includes our software-enabled title component and Title365 consists of the traditional title business.

The industry in which we operate is heavily influenced by government policies and overall economic conditions. The real estate environment, including interest rates and the general economic environment, typically impact the demand for mortgage and mortgage related products. Purchase volume and refinance activity were strong in 2021 and 2020 relative to historical averages over the preceding decade; however, an increase in interest rates due to efforts by the Federal Reserve to manage rising inflation, combined with ongoing supply constraints, have resulted in a decline in mortgage origination activity for 2022. As a large portion of our revenue is driven by mortgage and mortgage related transaction volumes, declines in the mortgage origination volumes have had, and are likely to continue to have, adverse effects on our business.

In 2022, we have seen a 3.9% decrease in total reported banking transactions and a 31.9% decrease in mortgage transactions, particularly refinance transactions, on our software platform compared to 2021. We attribute the majority of this decrease to rapidly rising interest rates, decreased housing affordability, and uncertain worldwide political and economic conditions. Overall industry origination volumes, as reported by the Mortgage Bankers Association ("MBA"), have decreased by 56% over the same period. Due to deteriorating economic and market conditions, including a decline in our market capitalization and current and projected declines in the operating results of the Title365 segment, in 2022 we recorded a full impairment of goodwill and customer relationship intangible assets acquired in the Title365 business combination.

Our Solutions

Blend Builder Platform for financial services firms is designed to power the end-to-end consumer journey for any banking product. From the moment a consumer starts an application for a loan or a deposit account to the moment they digitally sign their final documents, our software platform streamlines the process. Our growing library of composable product and workflow modules unlock the limitations of our customers' existing technology stack, empowering financial services firms to deliver personalized, proactive and simple experiences without sacrificing speed or spend.

Blend is well positioned to benefit from the acceleration in digital transformation investment taking place across the financial services sector. Our software simplifies complex origination processes that can include hundreds of tasks and require interactions with dozens of external technology, data, and services providers. By automating these tasks and developing pre-built integrations, we help our customers potentially avoid years of expensive in-house software development, in addition to increasing productivity by freeing up resources for other initiatives.

Composable Origination, powered by Blend Builder Platform


Unified Product Experience
Mortgage
Home Equity
Deposit Account
Vehicle Loan
Personal Loan
Credit Card
Custom Product
Builder
Experience Design
Process Orchestration
Persona-based workplace
Verification
Decisioning
Workflow Intelligence
Marketplace
APIs & Integrations
Partner Ecosystems

Product Offerings

Blend Builder Platform powers the mission-critical interface between financial services firms and consumers. Financial services firms can rapidly deploy our growing number of out-of-the-box, white-labeled products for:

- **Mortgage** — provides an end-to-end digital mortgage experience from application to close that puts financial services firms at the center of the broader homeownership journey.
- **Home Equity** — modernizes home equity line of credit and home equity loan origination experiences, delivering higher application submission rates and faster closings.
- **Vehicle Loans —** enables rapid financing that helps consumers get into their car, boat, recreational vehicle, or powersport vehicle faster.
- **Credit Cards** — increases application conversions through a configurable product selection experience, streamlined data collection, and instant approvals.
- **Personal Loans** — drives faster pre-approvals for unsecured and secured personal loans, lines of credit, and overdraft protection lines.
- **Deposit Accounts** — increases application conversion rates and reduces fraud risk with features that support financial services firms' Bank Secrecy Act and anti-money laundering policies.

In addition, we have developed a suite of products that we offer to facilitate the homeownership journey for consumers that are integrated into the end-to-end digital mortgage experience delivered by our Mortgage products. These are:

- **Close** — streamlines traditional, hybrid, and fully digital closing experiences for mortgages, home equity lines of credit, and home equity loans.
- **Income Verification for Mortgage and Home Equity** — leverages data integrations with payroll data providers to deliver income reports that are recognized as verified sources of income.
- **Title** — enables streamlining of the title, settlement, and closing processes at scale for mortgages, home equity lines of credit, and home equity loans.

- **Homeowners Insurance** — allows consumers to easily compare quotes from as many as 30 insurance carriers, depending on carriers' coverage areas, and connect with an insurance specialist to purchase a policy.

- **Realty** — facilitates matches between consumers and local real estate agents who can provide guidance throughout the purchase process, and where eligible, the consumer can receive a rebate on the purchase of their home.

Blend Builder Platform

Each of our products is built from an extensive library of modular components that typically include data collection, verification checks, product selection, pricing, pre-approvals, disclosures, addressing stipulations, and signing closing documents. New product offerings can be rapidly created by Blend by assembling our modular components into workflows using Blend Builder Platform, which includes tools for:

- **Experience design** — through low-code design tools, we enable the creation of flexible, consumer-facing forms, user flows for data collection, and automated communications that reflect the brand of each of our customers.

- **Process orchestration** — through a drag-and-drop editor, we enable the creation of workflows that guide consumers through the process of getting a loan or opening a deposit account.

- **Persona-based workspaces** — our software platform provides omni-channel user experiences for a broad range of stakeholder personas, including consumers, loan officers, bankers, real estate agents, settlement agents, and notaries.

The modular components that make up our products generally fall under the categories of verification, decisioning, workflow intelligence, and marketplaces.

Verification Components

Our verification components automate confirmation tasks that are needed to underwrite a loan or approve the opening of a new deposit account. We have pre-built integrations with providers of technology and services to address requirements for:

- **Identity verification** — to help financial services firms reduce fraud risk and address compliance requirements for know-your-customer (KYC) and anti-money laundering (AML) laws, we have integrations that can capture data from government issued identification cards and engage third-party identity verification service providers.

- **Asset verification** — with consumer permission, we enable financial services firms to verify account assets from directly-sourced data, sparing applicants the burden of manually collecting this information and providing financial services firms with greater assurance of data accuracy and reliability.

- **Income and employment verification** — we integrate with payroll data providers to retrieve paystubs, enabling financial services firms to verify an applicant's income, employment details, and work history.

- **Credit** — our software platform allows financial services firms to retrieve credit reports from any of the three major credit bureaus and supports both soft and hard credit inquiries.

Decisioning Components

Our decisioning components reduce the need for human intervention by automatically applying business rules throughout an application workflow configured by a financial services firm. Examples include:

- **Pre-approvals** — we automate the generation of a pre-approval decision when consumers meet specific underwriting criteria established by a financial services firm.

- **Cross-selling** — we enable financial services firms to present personalized product recommendations to consumers based on data collected in the course of another product application.

- **Adverse actions** — we automatically generate adverse action notifications for consumers that do not meet minimum credit criteria established by a financial services firm.

Workflow Intelligence Components

Our workflow intelligence components manage data collection and automate tasks throughout the loan origination process. We create application flows with branching logic to streamline initial data collection. Wherever possible, our software eliminates the need for document uploads by integrating with authoritative data sources. We also automate key processing tasks so consumers can begin to address stipulations immediately after a loan application is submitted, including product and pricing selection, automated requests for letters of explanation, and capturing digital signatures on disclosures packages, resulting in faster turn-around times.

Marketplace Components

Our curated marketplace components enable consumers to shop for products and services presented at the precise moment of need during an application for a loan. We currently offer marketplaces that enable consumers to find real estate agents, insurance carriers, and automobiles for sale online. These marketplaces help consumers quickly locate service providers with competitive rates and enable financial services firms to increase operational efficiency by providing a one-stop shopping experience. Our acquisition of Title365 enabled us to integrate the title, settlement, and escrow process further into our platform and develop a marketplace that provides consumers and financial services firms with the flexibility to choose title insurance partners that provide services at competitive rates.

APIs and Integrations

Through our open APIs we are able to seamlessly integrate the capabilities of technology, data, and service providers into our software platform. As we develop integrations with new partners, our customers can quickly experience the benefits across their product suite. In addition, financial services firms can use our APIs to develop integrations with the back office systems in their tech stack, creating a unified, agile architecture for powering superior consumer journeys.

The Blend Ecosystem

We bring together an extensive partner ecosystem through our software platform consisting of technology, data, and service providers. We provide the central hub through which these partners collaborate to deliver best-in-class consumer journeys in highly efficient ways. In addition, we provide our ecosystem partners with a critical distribution channel to reach a universe of more than 100 million consumers at the precise moment they are looking for products and services through the financial services firms we serve.

By providing the software that powers consumer journeys at financial services firms across digital, contact center, and branch channels, we are able to benefit from a substantial volume of high-intent consumer traffic with no incremental acquisition costs. As more financial services firms become Blend customers or deploy additional products through our software platform, the number of consumers using our software platform grows, which attracts more service providers to our ecosystem to serve those consumers. As a result, consumers benefit from more opportunities to save time and money, financial services firms benefit from increased operational efficiency, our partners benefit from increased distribution, and Blend generates additional revenue. We believe this win-win-win-win model creates a powerful network effect that will continue to expand our serviceable addressable market over time.

Key elements of our partner ecosystem include:

- **Technology Partners** — we have built integrations with technology vendors including leading providers of CRM platforms, loan origination systems, core banking systems, document generation systems, and pricing and product engines. These integrations accelerate our deployments and reduce the need for financial services firms to build their own integrations.

- **Data Partners** — we have partnerships with data services providers that help automate verification checks and reduce the need for consumers to upload documents. These data services providers include credit bureaus, payroll service providers, tax preparers, consumer asset data integrators, employment verification services, and anti-fraud services.

- **Marketplace Partners** — we partner with realtors and insurance carriers who offer their services through marketplaces integrated into our consumer journeys, enabling consumers to shop for service providers at the precise moment they need these services.

- **Settlement Services Partners** — we onboard settlement agents onto our software platform, enabling us to streamline the settlement and closing process for consumers getting a mortgage, home equity line of credit, or home equity loan.

To provide consumers with optimal end-to-end journeys through our software platform, we have created our own property and casualty insurance agency and our own title insurance agency. Consistent with this strategy, on June 30, 2021, we acquired a 90.1% interest in Title365, a leading title insurance agency, from Mr. Cooper Group Inc., or Mr. Cooper, Title365 allows us to marry operational scale with technology to provide a better user experience for loan teams and consumers by enabling financial services firms to automate title commitments and streamline communication with consumers and settlement teams.

Key Benefits to Our Customers

We help our customers increase their revenue by powering best-in-class experiences that result in:

- **Increased consumer acquisition** — our self-service consumer journeys are available at any hour on any device, which contributes to a higher volume of application submissions. In addition, through extensive automation, we enable loan teams to handle a greater volume of loan and deposit account applications.

- **Increased consumer conversion** — by leveraging the modular components and orchestration capabilities of our platform, financial services firms are able to accelerate the development and delivery of new financial products, ultimately increasing the number of borrowers that complete their loan and deposit account applications.

- **Increased consumer satisfaction** — we enable consumers to apply for products in minutes on any device, transition seamlessly between channels throughout the origination process, benefit from as much human support as they prefer, and save money on realtor commissions, home insurance, title insurance, and automobile purchases.

We also position our customers for long-term success by helping them streamline operations and increase efficiency through:

- **Faster innovation cycles** — through our software platform, we help financial services firms evolve their business at a faster pace and adapt more quickly to changing market conditions than ever before. Our flexible software platform reduces time to market for new product offerings and eliminates the need to build integrations with an extensive array of technology and data services providers.

- **Lower operating costs** — we reduce labor costs, hedging costs, and warehouse line costs by automating workflows, shortening loan cycles, and enabling digital closings.

- **Lower development costs** — our customers benefit from a flexible, white-label software platform that is regularly updated and enhanced by hundreds of engineering, product, and operations specialists.

- **Reduced risk of fraud and human errors** — we aggregate financial data from multiple sources with consent from consumers, which reduces the need to upload, review, and transcribe documents.

Ultimately, it is our goal to help banks, credit unions, fintechs, and other non-bank lenders proactively improve financial opportunities for consumers. By removing friction, increasing transparency, and bringing greater personalization to consumer acquisition workflows, we see the potential for our software platform to help financial services firms improve the lives of millions of consumers.

What Sets Us Apart

We believe we are well positioned to serve as a long-term strategic innovation partner and provider of mission-critical software to financial services firms due to the following factors:

- **Single software platform designed for any banking product** — as a leading cloud-based software provider that streamlines the end-to-end consumer journey for mortgages, consumer loans, and deposit accounts through a single, unified software platform, we are a trailblazer with powerful competitive advantages. We support multi-product shopping experiences and enable consumers to move seamlessly across digital devices, contact centers, and branches throughout the origination process. We also provide additional benefits and incentives for customers to standardize on our software platform across products and channels. We continue to invest in research and development to build our software platform and grow our business. We believe the time, cost, and effort to replicate the breadth of our products and depth of our capabilities is difficult for others to match.

- **Composable Origination, powered by Blend Builder Platform** — we enable financial services firms to rapidly build and launch new product offerings by leveraging our low-code design tools and an extensive library of modular components purpose-built for loan origination, account opening, and consumer onboarding. Through our software platform, we deliver product updates on a weekly basis. Our products are highly complex and require us to have advanced knowledge of modern software development techniques as well as deep industry expertise, including in-depth knowledge of financial services regulations, product offerings, and operational workflows for approving loans and opening accounts. We manage this complexity for our customers, allowing them to focus on driving their business priorities.

- **Expansive partner ecosystem** — through our integrations and marketplaces, we enable technology, data, and service providers to collaborate through our software platform and provide superior consumer experiences. The scale of our partner ecosystem has been growing, and the acquisition of Title365 further added to our software platform and operational capacity. By aggregating transaction volume across multiple financial services firms, we are able to negotiate competitive rates for technology and data services we bundle into our products. We believe it would take competitors substantial time, effort, and cost to replicate the scale and benefits of our rapidly growing partner ecosystem.

- **Powerful network effects** — by providing the software that powers consumer journeys at financial services firms across digital, contact center, and branch channels, we are able to benefit from a substantial volume of high-intent consumer traffic with zero incremental consumer acquisition costs. As more consumers use our software platform to apply for financial services products, we attract more partners to our ecosystem. This allows us to deliver more value to consumers, attract more financial services firms as customers, expand our existing relationships with financial services firms, and generate increased revenue from completed transactions, creating a powerful network effect and differentiator for our business. Our aim is to become the distribution platform of choice for technology, data, and service providers to efficiently reach and serve consumers undertaking financial transactions.

- **Agency subsidiaries and licensing** — we created our own property and casualty insurance agency with licensing in all 50 states to facilitate transactions in our home insurance marketplace, and in 2021 we acquired 90.1% interest in Title365, one of the largest title insurance agencies in the United States, with licenses and partnerships covering all 50 states in order to deliver the benefits of our software platform to financial services firms at greater scale. We believe the complexity, cost, and level of effort to duplicate this operational scale is difficult for others to replicate.

- **Extensive network of customers** — we supply mission-critical software to hundreds of financial services firms, including 47 of the top 100 financial services firms in the United States by assets under management and 34 of the top 100 non-bank mortgage lenders by loan volume. We also have a proven track record of delivering our products securely, at scale, and in a way that meets their demanding needs. Once deployed, we become deeply embedded in business processes and integrated with back office systems. This enables us to cross-sell additional solutions to our customers. In addition, the scale and diversity of our customer base provides us with extensive data and deep insights that help us strengthen our software platform, enhancing our ability to serve existing and future customers.

Our Growth Strategies

We are working to drive growth through the following strategic priorities, while always maintaining a laser focus on the success of our customers:

- **Increase the volume of banking transactions we power for our customers** — we believe there is a large market for our software platform in the United States and around the world. By attracting new customers, growing our relationships with existing customers, and helping customers identify additional opportunities for platform deployment, our revenue will grow as our transaction volume increases. Within the top 100 large insured US chartered commercial banks as published by Federal Reserve only 39 are currently our customers in the Blend Platform segment, providing a large, untapped opportunity for Blend in addition to broadening our presence with existing customers. As of December 31, 2022, our product portfolio consisted of eight primary software products and three marketplace offerings, and 72% of our customers were using less than four products or marketplaces, which gives us an opportunity to expand these relationships.

- **Continue to invest in new product offerings** — we see numerous opportunities to expand our product suite both horizontally and vertically over time in ways that help us increase the volume of transactions we power and increase our revenue per banking transaction. Through our deep customer relationships, we gain insights that help us align our roadmap and strategy with the most pressing needs of financial services firms. While we focus today on consumer banking, we believe we can rapidly expand our library of modular components to support commercial banking products as well. In addition to developing products in-house, we anticipate pursuing selective acquisitions and partnerships to accelerate our growth. We believe we are well-positioned over the long term to become one of the top cloud-based banking platforms responsible for powering end-to-end consumer experiences across both origination and servicing.

- **Integrate marketplaces into our end-to-end consumer journeys** — we generate commissions as consumers use our integrated marketplaces to select a realtor, purchase property, casualty and title insurance, or shop online for used cars, which helps us increase our revenue per banking transaction. Our integrated shopping experiences can generate additional commissions with zero incremental consumer acquisition costs, while enabling financial services firms to deliver better consumer experiences and drive operational efficiency.

Our Customers

Strong customer relationships are a cornerstone of our success. Our customer relationships grow over time as our software platform is used for a broader range of products. Customers typically complete an initial deployment for one or two products and then add more products over time, building toward a unified consumer experience that supports multi-product shopping journeys.

Our customers are currently based in the United States and range in size from the largest banks, credit unions, fintechs, and other non-bank mortgage lenders in the nation to smaller community lenders with less than $1 billion in assets under management.

We focus our go-to-market strategy on large financial services firms. As of December 31, 2022, in the Blend Platform segment, we had 346 customers, including 39 of the top 100 financial services firms in the United States by assets under management and 24 of the top 100 non-bank mortgage lenders in the United States by loan volume. In 2022, 17 customers each generated more than $1 million in revenue for us in the Blend Platform segment, which represented 57.8% of the Blend Platform segment revenue. As of December 31, 2022, in the Title365 segment, we had 123 customers including 15 of the top 100 financial services firms in the United States by assets under management and 17 of the top 100 non-bank mortgage lenders in the United States by loan volume. In 2022, 12 customers each generated more than $1 million in revenue for us in the Title365 segment, which represented 90.0% of Title365 segment revenue.

Sales and Marketing

Our team focuses on building successful long-term customer relationships through a customer-first go-to-market approach. Accounts are staffed with account teams who are responsible for making customers successful using our products, whether it is through technical implementations, organizational change, loan officer enablement, or industry best practices. Our internal teams are highly incentivized to go beyond the initial sale and to get accounts live and fully adopted on Blend.

Our products are sold through a direct sales force that continues to manage customer relationships on an ongoing basis post-sale. To create incentives for acquiring new customers and growing existing relationships, compensation is based on a combination of closing new deals and growing transaction volume through our software platform. We use a "land and expand" approach to growing customer relationships, typically completing an initial deployment for one or two products and then adding more products over time.

Our marketing approach focuses on helping the industry understand the value of Blend's suite of products and the power of the Blend Builder Platform. We aim to provide highly personalized experiences for customers and prospects as they engage with Blend and regularly highlight the success of our customers and share the impact Blend has had on their business. Our marketing efforts span across brand awareness, content development, digital marketing, demand generation and supporting our direct sales team. To maintain a high level of engagement with our customers, we participate in leading industry conferences and host our own executive summit called Blend Forum, where we discuss the latest innovations shaping the future of financial services.

Customer Success

We work in close partnership with our customers to help them rapidly deploy our software platform and realize value as quickly as possible from the breadth of our features. By investing deeply in the success of our customers, we seek to build a strong foundation for long-term relationships. Each customer is supported by a team of customer success managers, deployment and integration specialists. Most new customer deployments are completed within three to four months, including integrations to back-end systems. We often discount our deployment services during implementation to allow customers to engage with our platform and incentivize the customer to expand their investment in our products.

We also provide both free and paid training services and maintain an online knowledge base with best practices and training information to help our customers educate loan originators, processors, and support staff. We publish weekly release notes featuring product updates, and our support professionals are available 24 hours per day, seven days per week, and 52 weeks per year to answer questions and help customers resolve issues.

Research & Development

Our software platform operates as the interface that connects consumers, financial services firms, and third-party service providers such as realtors, property and casualty insurance providers, title agencies, and notaries. We invest substantial resources in research and development to expand our software platform by developing new components, features, and product offerings. Our engineering, product, and design teams build our software platform and products in close partnership with our customers and use focus groups with both customers and consumers to gain a deep understanding of the tasks and workflows we automate. We also analyze the data from millions of applications flowing through our system to understand opportunities for driving further efficiencies and improvements.

We use Agile software development methodologies and automated testing to support continuous product deployment with new code shipping nearly every week. Our modular platform architecture uses microservices and APIs to support the ability for our customers to create unique financial product offerings and consumer journeys.

Competition

The primary competitors for our software platform include point solution vendors, providers of back office software with proprietary digital capabilities, and systems developed internally at financial services firms. We also expect new players to enter the market and existing companies to allocate more resources to develop and market products that compete with ours. We contract with several providers of back-office software for financial services firms in order to integrate our products with their software, and these providers may choose to offer competing software products. We believe we distinguish ourselves from the competition through the breadth of our product offerings, the flexibility of our configurable platform architecture, our ability to support multi-product shopping experiences, the scale of our ecosystem, the service-provider marketplaces integrated into our product offerings, the size and scale of our customer base, and our ability to power superior end-to-end consumer journeys.

Competition in the title insurance industry may impact our business and is intense, particularly with respect to price, service, and expertise. Larger commercial mortgage originators also look to the size and financial strength of a title insurance agency. Although we provide title and settlement services to large commercial customers and mortgage originators, there are many other title insurance agencies that have substantially greater gross revenue than we do and, if affiliated with a title insurance underwriter, could have significantly greater capital. The size and number of title insurance agencies vary in the geographic areas in which we conduct our title business. Our competitors include other major title brokers and underwriters, as well as other regional title insurance companies, underwritten title companies, and independent agency operations at the regional and local level. Competition, expansion of existing competitors, or new entrants to the title business could affect our business operations and financial condition.

The principal competitive factors in our industry include:

- product functionality;
- consumer experience;
- employee user experience;
- time to value;
- total cost of ownership;
- flexibility;
- scalability;
- ease of integration;
- level of customer satisfaction;
- ability to innovate rapidly;
- brand awareness; and

- brand reputation.

We believe our product strategy, speed of innovation, and company culture allow us to compete favorably with respect to these factors. However, we expect competition to increase as our competitors invest more in their digital capabilities. Our ability to remain competitive will depend on our ongoing efforts to expand our product capabilities and increase the value we deliver to our customers.

Intellectual Property

We believe that our success depends in part on our ability to protect our core technology and innovations. We rely on a combination of trademark, patent, copyright, and trade secret laws in the United States and other jurisdictions, as well as license agreements, contractual restrictions, non-disclosure agreements, intellectual property assignment agreements, and other contractual protections, to establish and protect our intellectual property rights. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties. Though we rely in part upon these legal and contractual protections, we believe that factors such as the technological and creative skills of our personnel, creation of new services, features and functionality, and frequent enhancements to our software platform are more essential to establishing and maintaining our technology leadership position. In addition, we use open source software in our services. The terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our services.

As of December 31, 2022, we had one issued patent in the United States and patent applications pending in the United States, European Patent Office, Canada, and Australia. We continue to evaluate our intellectual property portfolio, and may seek patent protection for additional intellectual property developed by us in the future. Additionally, we have registered the term "Blend" in the United States, the United Kingdom, and the European Union, and as of December 31, 2022, we had pending trademark applications in the United States. Furthermore, we have and will continue to evaluate, maintain, and register terms and logos that we use, or plan to use, as part of our business. We also have registered domain names that we use in, or are related to our business, most importantly www.blend.com.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. For additional information, see the section titled *"Risk Factors—Risks Related to Our Intellectual Property—Failure to adequately protect our intellectual property could adversely affect our business, financial condition, and results of operations."*

Government Regulation

Our customers and prospective customers are highly regulated and are generally required to comply with stringent regulations in connection with performing business functions that our products and services address. Additionally, we facilitate compliance with these regulatory requirements. While we currently operate our business in an effort to ensure our business itself is not subject to extensive regulation, there is a risk that certain regulations could become applicable to us, including as we expand the functionality of and services offered through our software platform. In addition, we and our partners, vendors, and other service providers must comply with laws and regulatory regimes that apply to us directly and our partners, vendors, and other service providers indirectly, including through certain of our products, as a technology provider to financial services firms, and in areas such as privacy, information security and data protection, and our contractual relationships with our customers.

In particular, certain laws, regulations, and rules our customers are subject to, and we facilitate compliance with, include:

- The Truth in Lending Act, or TILA, and Regulation Z promulgated thereunder, and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their loans and credit transactions, and require creditors to comply with certain lending practice restrictions as well as the TILA-RESPA Integrated Disclosure rule, or TRID, which imposes specific requirements around the collection of information, charging of fees, and disclosure of specific loan terms and costs upon receipt of an application for credit;

- The Real Estate Settlement Procedures Act, or RESPA and Regulation X which require certain disclosures to be made to the borrower at application, as to the financial services firm's good faith estimate of loan origination costs, and at closing with respect to the real estate settlement statement, prohibits giving or accepting any fee, kickback or a thing of value for the referral of real estate settlement services or accepting a portion or split of a settlement fee other than for services actually provided for affiliated business relationships, prohibits receiving anything other than a legitimate return on ownership, requiring use of an affiliate, and failing to provide a disclosure of the affiliate relationship;

- The Equal Credit Opportunity Act, or ECOA, and Regulation B promulgated thereunder, and similar state fair lending laws, which prohibit creditors from discouraging or discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant's income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act;

- The Fair Credit Reporting Act, or FCRA, and Regulation V promulgated thereunder, impose certain obligations on consumer reporting agencies, users of consumer reports and those that furnish information to consumer reporting agencies, including obligations relating to obtaining consumer reports, marketing using consumer reports, taking adverse action on the basis of information from consumer reports and protecting the privacy and security of consumer reports and consumer report information;

- Section 5 of the Federal Trade Commission Act, or FTC Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive or abusive acts or practices in connection with any consumer financial product or service, and analogous state laws prohibiting unfair, deceptive or abusive acts or practices;

- Gramm-Leach-Bliley Act, or GLBA, and Regulation P promulgated thereunder, which include limitations on financial services firms' disclosure of nonpublic personal information about a consumer to nonaffiliated third parties, in certain circumstances requires financial services firms to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information and requires financial services firms to disclose certain privacy notices and practices with respect to information sharing with affiliated and unaffiliated entities as well as to safeguard personal borrower information, and other laws and regulations relating to privacy and security;

- Electronic Fund Transfer Act, or EFTA, and Regulation E promulgated thereunder, which provide guidelines and restrictions on the electronic transfer of funds from consumers' bank accounts, including requirements for overdraft services and a prohibition on a creditor requiring a consumer to repay a credit agreement in preauthorized (recurring) electronic fund transfers and disclosure and authorization requirements in connection with such transfers;

- Homeowners Protection Act, or HPA, which requires certain disclosures and the cancellation or termination of mortgage insurance once certain equity levels are reached;

- Home Mortgage Disclosure Act, or HMDA, and Regulation C, which require reporting of loan origination data, including the number of loan applications taken, approved, denied and withdrawn;

- Fair Housing Act, or FHA, which prohibits discrimination in housing on the basis of race, sex, national origin, and certain other characteristics;

- The Secure and Fair Enforcement for Mortgage Licensing, or the SAFE Act, which imposes state licensing requirements on mortgage loan originators;

- state laws and regulations impose requirements related to unfair or deceptive business practices and consumer protection, as well as other state laws relating to privacy, data protection, information security, and conduct in connection with data breaches;

- Telephone Consumer Protection Act, or TCPA, and the regulations promulgated thereunder, which impose various consumer consent requirements and other restrictions in connection with telemarketing activity and other communication with consumers by phone, fax or text message, and which provide guidelines designed to safeguard consumer privacy in connection with such communications;

- Federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or CAN-SPAM Act, and the Telemarketing Sales Rule, or TSR, and analogous state laws, which impose various restrictions on marketing conducted by use of email, telephone, fax or text message;

- Electronic Signatures in Global and National Commerce Act, or ESIGN Act, and similar state laws, particularly Uniform Electronic Transactions Act, or UETA, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures and which require financial services firms to obtain a consumer's consent to electronically receive disclosures required under federal and state laws and regulations;

- Americans with Disabilities Act, or ADA, which has been interpreted to include websites as "places of public accommodations" that must meet certain federal requirements related to access and use;

- Right to Financial Privacy Act, or RFPA and similar state laws enacted to provide the financial records of financial services firms' customers a reasonable amount of privacy from government scrutiny;

- Bank Secrecy Act, or BSA and the USA PATRIOT Act, which relate to compliance with anti-money laundering, borrower due diligence and record-keeping policies and procedures;

- the regulations promulgated by the Office of Foreign Assets Control, or OFAC under the U.S. Treasury Department related to the administration and enforcement of sanctions against foreign jurisdictions and persons that threaten U.S. foreign policy and national security goals, primarily to prevent targeted jurisdictions and persons from accessing the U.S. financial system; and

- other state-specific and local laws and regulations.

In addition to the laws, regulations, and rules that apply to our customers, and that we facilitate compliance with, we, in our capacity as a service provider to financial services firms and as a provider of marketplace services directly to consumers, and our partners, vendors, and other service providers, may be deemed to be subject to certain laws, regulations, and rules through our relationships with our customers including RESPA, FCRA, FTC Act, GLBA, FHA, TCPA, the CAN-SPAM Act, TSR, ESIGN Act, ADA, OFAC, and state laws and regulations, including those that impose requirements related to unfair or deceptive business practices and consumer protection, as well as other state-specific laws relating to privacy, information security, data protection, and conduct in connection with data breaches.

We are also subject to a variety of laws, rules, and regulations relating to the real estate, property and casualty insurance, title insurance and settlement services industries, mobile- and internet-based businesses, and information security, advertising, privacy, data protection, and consumer protection laws. For example, we are subject to extensive licensing, anti-kickback, rate, and settlement practices regulations by the applicable state agencies in the jurisdictions in which our title insurance business operates. Title insurance rates are regulated differently in various states, with some states requiring us to file and receive approval of rates before such rates become effective and some states promulgating the rates that can be charged. See "*Risk Factors—Risks Related to Our Legal and Regulatory Environment*" for additional information and a discussion of our regulatory risks.

Data Privacy and Security

The data we collect, use, receive, and otherwise process is integral to our business, providing us with insights to improve our software platform and our products. Our collection, use, receipt, and other processing of data in our business subjects us to numerous U.S. state, federal, and foreign laws and regulations addressing privacy, data protection, information security, and the collection, storing, sharing, use, transfer, disclosure, protection and processing of certain types of data. Such regulations include, for example, GLBA, the Children's Online Privacy Protection Act, the Personal Information Protection and Electronic Documents Act, CAN-SPAM, Canada's Anti-Spam Law, TCPA, FCRA, the FTC Act, and CCPA. We work to comply with, and to help allow customers to comply with, applicable laws and regulations relating to privacy, data protection and information security. This helps underpin our strategy of building trust and providing a strong experience to customers.

Despite our efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that our interpretations of the law, practices, or software platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations, or obligations. Our failure, or the failure by our partners, vendors, service providers, or customers, to comply with applicable laws or regulations or any other obligations relating to privacy, data protection, or information security, or any compromise of security that results in unauthorized access to, or use or release of personal information or other data relating to consumers or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing customers and consumers from using our software platform, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, financial condition, and results of operations.

See the section titled "*Risk Factors—Risks Related to Our Legal and Regulatory Environment—Changes in laws or regulations relating to privacy, information security, data protection or the protection or transfer of personal information, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations relating to privacy, information security, data protection or the protection or transfer of personal information, could adversely affect our business.*" for additional information about our approach to laws and regulations relating to privacy, data protection, and information security.

Human Capital

Our employees are a key reason for our success and are essential for our continued growth. Our culture, industry success, and competitive compensation enable us to successfully retain our employees and to effectively recruit new talent aligned with our vision. We have received numerous awards for corporate culture and professional development. In 2021, we were named as one of America's Best Workplaces by Inc. Magazine.

As of December 31, 2022, we had a total of 1,546 employees. Since April 2022, we have undertaken several workforce reduction actions as part of our broader efforts to improve cost efficiency and better align our operating structure with our business activities (the "2022 Workforce Reduction Plans"). In January 2023, we announced a further workforce reduction plan which will impact approximately 340 employees and will further streamline our title operations, as well as our corporate operations in R&D, sales and marketing, and general and administrative functions (the "January Plan" and, together with the 2022 Workforce Reduction Plans, the "Workforce Reduction Plans"). As part of these Workforce Reduction Plans, we offered all terminated employees 9 weeks of pay with continued health insurance coverage, two months of COBRA pay, and outplacement services to assist them in finding their next opportunity. Other offerings included access to a Talent Network where they can register to share their resume with thousands of recruiters and companies looking for great talent and continued access to Blend's employee assistance program, which offers free and confidential support and counseling to employees, their spouses, and their dependents.

None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Corporate Information

Blend Labs, Inc. was incorporated in the state of Delaware on April 17, 2012. Our principal executive offices are located at 415 Kearny Street, San Francisco, California 94108, and our telephone number is (650) 550-4810.

Additional Information

Our website is located at https://www.blend.com and our investor relations website is located at https://investor.blend.com. Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, our Proxy Statement for our annual meeting of stockholders and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are available free of charge on our investor relations website as soon as reasonably practicable after we file such material electronically with or furnish it to the Securities and Exchange Commission (the "SEC"). The SEC also maintains a website that contains our SEC filings at https://www.sec.gov.

We have used, and intend to continue to use, our website, investor relations website, news site (https://www. https://blend.com/company/newsroom), blog (https://blend.com/blog) and social media accounts, including our Twitter account (@blendlabsinc), our Facebook account (@BlendLabs) and our Instagram account (@blendlabs), as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD.

The contents of the websites provided above are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC. Further, our references to the URLs for these websites are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

Our business involves significant risks, some of which are described below. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes. Any of the following risks could have an adverse effect on our business, results of operations, financial condition, or prospects, and could cause the trading price of our Class A common stock to decline. Our business, financial condition, results of operations, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations, and prospects could be adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment. Our Risk Factors are not guarantees that no such conditions exist as of the date of this report and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part.

Risk Factors Summary

The risks and uncertainties to which our business is subject include, but are not limited to, the following:

- Our business is substantially dependent on revenue from the financial services industry and is therefore subject to risks impacting the mortgage industry and the larger financial services industry;

- Increases in market interest rates have, and will likely continue to, adversely affect our business, financial condition, and results of operations;

- Unfavorable conditions in our industry or the global economy or reductions in technology spending could limit our ability to grow our business and adversely affect our financial conditions and results of operations;

- We have a history of net losses, and we may not be able to achieve or maintain profitability in the future;

- A large percentage of our revenue is concentrated with a small number of key customers, and if our relationships with any of these key customers were to be terminated or the level of business with them significantly reduced over time, our business, financial condition, results of operations, and future prospects would be adversely affected;

- If we fail to retain our existing customers or to acquire new customers in a cost-effective manner, or if our customers fail to maintain their utilization of our products and services, our revenue may decrease and our business, financial condition, and results of operations could be adversely affected;

- We face intense competition, and if we are unable to compete effectively, our business, financial condition, and results of operations could be adversely affected;

- We have previously experienced periods of rapid growth; however, our growth rate has fluctuated and may continue to fluctuate in the future;

- We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful;

- Our business, financial condition, and results of operations depend on our ability to adapt to technological change as well as global trends in the way customers access cloud-based banking software and successfully introduce new and enhanced products, services and business models;

- Our results of operations have fluctuated from period to period, which has caused the market price of our Class A common stock to fluctuate;

- We operate under a success-based model and often rely on self-reporting of completed transactions by our customers, which can make it difficult to estimate and forecast revenue;

- We have in the past, and may in the future, make strategic acquisitions or enter into partnerships, strategic collaborations, joint ventures or licensing agreements and investments, and we face risks related to execution and the integration of such acquisitions or investments and the management of any associated growth;

- The impairment of intangible assets, goodwill, and other assets arising from any future acquisitions or investments may have an adverse effect on our business, financial condition, and results of operations;

- A cyberattack, security breach or incident affecting us or the third parties we rely on or partner with could expose us or our customers and consumers to a risk of loss or misuse of confidential information and have an adverse effect on our reputation, brand, business, financial condition, and results of operations;

- We may be subject to claims, lawsuits, government investigations, and other proceedings that may adversely affect our business, financial condition, and results of operations;

- Our customers are, and in some cases we are or may be, subject to, and we facilitate compliance with, a variety of federal, state, and local laws, including those related to consumer protection and financial services;

- We depend on the interoperability of our platform across third-party applications and services that we do not control;

- Failure to adequately protect our intellectual property could adversely affect our business, financial condition, and results of operations;

- We have previously identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations;

- The trading price of our Class A common stock may be volatile, and you could lose all or part of your investment; and

- The multi-class structure of our common stock has the effect of concentrating voting power with Nima Ghamsari, Head of Blend, Co-Founder, and Chair of our board of directors, which will severely limit your ability to influence or direct the outcome of matters submitted to our stockholders for approval, including the election of our board of directors, the adoption of amendments to our certificate of incorporation (the "Amended and Restated Certificate of Incorporation") and amended and restated bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction.

Risks Related to Our Business and Operations

Our business is substantially dependent on revenue from the financial services industry and, is therefore subject to risks impacting the mortgage industry and the larger financial services industry.

A substantial majority of the transactions enabled through our platform and title orders processed relate to mortgage loans and refinances, and our financial prospects depend significantly on the financial services industry ecosystem. In recent weeks, there has been significant volatility and instability among banks and financial institutions. For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. These events, and others have resulted in significant uncertainty, and we cannot predict the short term or long term impacts on the financial services industry. To the extent our financial services customers or potential customers fail or experience downturns due to challenges in the general macroeconomic environment or adverse conditions in the financial or credit markets, these firms may decrease the amount of money they spend with us, or stop spending with us entirely. In addition, increased competition to financial services firms from challenger banks and technology disruptors as well as decreases in consumer demand in the financial services industry in general could adversely affect the demand for our product and, in turn, the number of customers and their consumers using our platform. The mortgage market is heavily influenced by government policies and overall economic conditions. The real estate environment, including interest rates and the general economic environment, typically impacts demand for mortgage and mortgage-related products. An increase in interest rates due to efforts by the Federal Reserve to manage rising inflation, combined with ongoing supply constraints, resulted in a decline in mortgage origination activity in 2022 and could bring further reductions in future periods. In their latest published update, the Mortgage Bankers Association indicated that overall mortgage originations, including refinancing loans, are expected to further decline in 2023. As a large portion of our revenue is driven by mortgage and mortgage-related transaction volumes, declines in mortgage origination volumes have had and are likely to continue to have adverse effects on our business. The number of mortgage loans and refinances has been and may continue to be affected by negative trends in the general economy in the United States and abroad, including conditions resulting from changes in gross domestic product, financial and credit market fluctuations, the potential recessionary environment and macroeconomic uncertainty, increased interest rates, the availability and cost of credit, reductions in business and consumer confidence, stock market volatility, increased unemployment, political turmoil, pandemics, natural catastrophes, warfare, such as the current war in Ukraine and the potential effects of sanctions, and terrorist attacks on the United States, Europe, the Asia Pacific region or elsewhere, and any such decrease in mortgage origination volumes is likely to have an adverse impact on our business.

Increases in market interest rates have, and will likely continue to, adversely affect our business, financial condition, and results of operations.

Increasing interest rates have adversely impacted the spending levels of consumers and their ability and willingness to borrow money. In most cases, higher interest rates have led to higher loan rates charged to consumers, which has adversely affected the ability of our customers to generate volume and in turn, the number of transactions enabled through our platform and thus our ability to generate revenue from such transactions. The U.S. Federal Reserve raised the federal funds interest rates an aggregate of 4.25% over the course of 2022. The U.S. Federal Reserve further raised the federal funds interest rate in January 2023 for a 0.25% increase and indicated that it expects to raise that interest rate again in the future. As a result of interest rate increases, consumers and financial services firms may be less inclined to borrow money for mortgages, or to refinance existing mortgages, which may result in less engagement with our platform and/or our services. We have experienced, and may continue to experience, a reduction in the volume of transactions enabled through our platform and the value of title orders processed. In addition, revenue generated from such transactions may decline faster than our ability to reduce expenses, and such declines have and may continue to adversely affect our business, financial condition, and results of operations.

Unfavorable conditions in our industry or the global economy or reductions in technology spending could limit our ability to grow our business and adversely affect our financial condition and results of operations.

Our results of operations may vary based on the impact of changes in our industry or the U.S. economy on us or our customers. The revenue growth and potential profitability of our business depend on demand for our solutions. Economic uncertainties have and could continue to adversely affect our business and results of operations. Negative conditions in the general economy in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, the potential recessionary environment and macroeconomic uncertainty, increased interest rates, the availability and cost of credit, reductions in business and consumer confidence, stock market volatility, increased unemployment, political turmoil, pandemics, natural catastrophes, warfare, such as the current war in Ukraine and the potential effects of sanctions, and terrorist attacks on the United States, Europe, the Asia Pacific region or elsewhere, could cause a decrease in lending activity and business investments, including spending on technology, and as a result, negatively affect the growth of our business. To the extent our solutions are perceived by customers and potential customers as costly, or too difficult to deploy or migrate to, our revenue may be disproportionately affected by delays or reductions in general technology spending. Also, competitors, some of whom are larger and more established than we are, may respond to market conditions by lowering prices and attempting to lure away our customers. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, our business, financial condition, and results of operations could be adversely affected.

We have a history of net losses, and we may not be able to achieve or maintain profitability in the future.

We have incurred net losses in each period since our inception in 2012, and we may not be able to achieve or maintain profitability in the future. We incurred a net loss of $720.2 million and $169.9 million in the years ended December 31, 2022 and 2021, respectively, and as of December 31, 2022 and December 31, 2021, we had an accumulated deficit of $1,162.9 million and $442.8 million, respectively. We expect our losses to continue as we expect to incur significant costs and invest significant additional funds towards sustaining and growing our business and operating as a public company. We have expended and expect to continue to expend substantial financial and other resources on product development, including investments in our product, engineering, and design teams and the development of new products and new functionality for our existing products and our platform; our technology infrastructure, including systems architecture, management tools, scalability, availability, performance, and security, as well as disaster recovery measures; our sales, marketing, and customer success organizations; acquisitions or strategic investments; and general administration, including legal and accounting expenses. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. In addition, we expect to incur certain additional charges in the upcoming months in connection with the January Plan, including cash expenditures for employee benefits, severance payments, payroll taxes and related facilitation costs, as well as stock-based compensation. We may incur other charges or cash expenditures not currently contemplated due to unanticipated events that may occur as a result of or in connection with the implementation of the Workforce Reduction Plans, and there can be no assurance that we will be able achieve our projected cost savings in connection with the Workforce Reduction Plans or related initiatives. In addition, failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flows on a consistent basis. In light of increasing interest rates and other factors, the volume of transactions enabled through our platform and, as a result, revenue generated from such transactions, may decline faster than our ability to reduce expenses. Additionally, in an inflationary environment, our costs may increase, and we may not be able to increase the pricing of our products accordingly, which could adversely impact our financial performance. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition, and results of operations could be adversely affected.

A large percentage of our revenue is concentrated with a small number of key customers, and if our relationships with any of these key customers were to be terminated or the level of business with them significantly reduced over time, our business, financial condition, results of operations, and future prospects would be adversely affected.

Historically, certain of our customers have accounted for a significant portion of our revenue. For example, for 2022, our top five customers in the Blend Platform segment accounted for 29.8% of the segment revenue, and as of December 31, 2022, we had 17 customers in the Blend Platform segment generating more than $1 million in annual revenue, which represented 57.8% of the segment revenue in 2022. Additionally, we rely on certain of our customers, including Mr. Cooper, for a significant portion of our title transaction volumes. For example, for 2022, our top five customers in the Title365 segment accounted for 79.7% of the segment revenue, with Mr. Cooper accounting for 57.0% of the segment revenue. In June 2022, we completed the migration of Mr. Cooper from traditional title to our software-enabled title solution and changed our reporting segments to align with a change in how our chief operating decision maker reviews financial information in order to allocate resources and assess performance. As a result of this change, revenue from our software-enabled title solution is presented within the Blend Platform segment, resulting in a decrease in revenue within the Title365 segment. As of December 31, 2022, we had 12 customers in the Title365 segment generating more than $1 million in annual revenue, which represented 90.0% of the segment revenue in 2022. We have experienced lower than anticipated title transaction volume since the closing of our Title365 acquisition and may experience further reductions in the future. Reductions in title transaction volume from any such customers, or a deterioration in our relationship with any such customers, could have a significant impact on our title business. The concentration of a significant portion of our business and transaction volume with a limited number of customers, or type of customer or industry, exposes us disproportionately to any of those customers choosing to no longer partner with us or choosing to partner with a competitor, to the economic performance or market share of those customers or industry, including as a result of challenger banks or technology disruptors, or to any events, circumstances, or risks affecting such customers or industry. Additionally, because we do not have long-term contractual financial commitments with many of our customers, a material modification in the financial operations of a key customer could affect our transaction volume with that customer and therefore our revenue growth. If we are unable to continue to increase the number of other customers on our platform or if any of our key customers were to suspend, limit, or cease their operations or otherwise terminate their relationship with us or lose market share, our business, financial condition, and results of operations would be adversely affected.

If we fail to retain our existing customers or to acquire new customers in a cost-effective manner, or if our customers fail to maintain their utilization of our products and services, our revenue may decrease and our business, financial condition, and results of operations could be adversely affected.

Our ability to continue our growth in the future will depend in part on our success in maintaining successful relationships with our customers. If any of our customers were to suspend, limit, or cease their operations or otherwise terminate their relationships with us, the number of transactions enabled through our platform could decrease and our revenue and revenue growth rates could be adversely affected. In addition, having a diversified mix of customers is important to mitigate risk associated with changing consumer spending behavior, economic conditions, and other factors that may affect a particular type of financial services firm or industry. While we expect that the revenue from our largest customers will decrease over time as a percentage of our total revenue as we generate more revenue from other customers, we also believe that revenue from our largest customers may continue to account for a significant portion of our revenue, at least in the near term.

If we are not able to retain our existing customers or acquire new customers in a cost-effective manner, or if our customers fail to maintain their utilization of our products and services, we will not be able to continue to grow our business. Our ability to retain and grow our relationships with our customers depends on the willingness of customers to partner with us. The attractiveness of our platform to customers depends upon, among other things: our brand and reputation, the amount of fees that we charge, our ability to sustain our value proposition to our customers, products and services offered by competitors, and our ability to perform under, and maintain, our customer agreements. Many of our customers do not have long-term contractual financial commitments to us and, therefore, many of our customers may reduce or cease their use of our products and services at any time without penalty or termination charges. Additionally, a subset of our customers can generally terminate their agreements with us without cause with limited requirements to provide prior notice. Our customers could decide to stop working with us and cease processing transactions through our platform or enter into exclusive or more favorable relationships with our competitors. Further, any downturn in the financial services industry may cause our customers to reduce their spending on lending technology or to seek to terminate or renegotiate their agreements with us. Our customers have no obligation to renew their subscriptions with us after the expiration of the initial or current subscription term, and our customers, if they choose to renew at all, may renew on pricing or other contract terms that are less favorable to us or otherwise ask to modify their agreement terms in a manner that is cost prohibitive to us. Our renewal rates may decline or fluctuate as a result of a number of factors, including our customers' satisfaction with our pricing or our products or their ability to continue their operations or spending levels. In addition, our customers' regulators may require that they terminate or otherwise limit their business with us, or impose regulatory pressure limiting their ability to do business with us. If any of our customers were to stop working with us, suspend, limit, or cease their operations, do not renew their subscriptions with us on similar pricing terms, or otherwise terminate their relationships with us, the number of loans and other transactions enabled through our platform could decrease and our revenue and revenue growth rates could be adversely affected.

Additionally, as the markets for our cloud-based banking software continue to develop, we may be unable to attract new customers based on the same pricing models that we have used historically. Large or influential financial services firms may demand more favorable pricing or other contract terms from us. As a result, we may in the future be required to change our pricing model, reduce our prices, or accept other unfavorable contract terms, any of which could adversely affect our revenue and revenue growth rate.

We could in the future have disagreements or disputes with any of our customers, which could negatively impact or threaten our relationship with them. In our agreements with customers, we make certain representations and warranties and covenants concerning our performance and our compliance with certain laws and regulations applicable to the services to be provided by us to our customers. If those representations and warranties were not accurate when made or if we fail to perform a covenant, we may be liable for any resulting damages, including potentially any losses associated with impacted transactions, and our reputation and ability to continue to attract new customers could be adversely affected. Additionally, our customers may engage in mergers, acquisitions or consolidations with each other, our competitors or with third parties, any of which could be disruptive to our existing and prospective relationships with our customers.

If we fail to retain any of our larger customers or a substantial number of our smaller customers, if we do not acquire new customers, if we do not continually expand revenue and volume from customers on our platform, or if we do not attract and retain a diverse mix of customers, our business, financial condition, results of operations, and future prospects could be adversely affected.

We face intense competition, and if we are unable to compete effectively, our business, financial condition, and results of operations could be adversely affected.

The market in which we operate is intensely competitive and characterized by shifting user preferences, fragmentation, and frequent introductions of new services and offerings. The primary competitors for our software platform include point solution vendors, providers of back office software with proprietary digital capabilities, and systems developed internally at financial services firms. Our current and future competitors may enjoy competitive advantages, such as greater name recognition, longer operating histories, greater category share in certain markets, market-specific knowledge, established relationships with financial services firms, including those with larger market share than our customers, and larger existing user bases in certain markets, more successful marketing capabilities, and substantially greater financial, technical, and other resources than we have. Greater financial resources and product development capabilities may allow these competitors to respond more quickly to new or emerging technologies and changes in financial services firm preferences that may render our platform less attractive or obsolete. Our competitors may also make acquisitions or establish cooperative or other strategic relationships among themselves or with others, introduce new offerings with competitive price and performance characteristics or undertake more aggressive marketing campaigns than ours. Additionally, many of our competitors are well capitalized and offer discounted services, lower pricing, incentives, discounts and promotions, and innovative platforms and offerings, which may be more attractive than those that we offer. Further, our customers may decide to develop their own solutions that compete with ours.

As we and our competitors introduce new offerings and invest more in digital capabilities, and as existing offerings evolve, we expect to become subject to additional competition. Our competitors may adopt certain of our platform features or may adopt innovations that our customers value more highly than ours, which would render our platform less attractive and reduce our ability to differentiate our platform. Increased competition could result in, among other things, a reduction of the revenue we generate from the use of our platform from reduced demand or pricing pressures, the number of customers, the frequency of use of our platform, and our margins. For all of these reasons, we may not be able to compete successfully. If we lose existing customers, fail to attract new customers, or are forced to make pricing concessions as a result of increased competition, our business, financial condition, and results of operations could be adversely affected.

We have previously experienced periods of rapid growth; however, our growth rate has fluctuated and may continue to fluctuate in the future.

We grew rapidly over the last several years, and in recent periods, our growth rate has fluctuated primarily due to macroeconomic factors, including an unfavorable interest rate environment, decreased housing affordability, and uncertain worldwide political and economic conditions in 2022. Our historical revenue growth rate and financial performance may not be indicative of our future performance. In 2022 and 2021, our Blend Platform segment revenue was $132.0 million and $135.6 million, respectively, representing a 3% year-over-year decline. We believe that growth of our revenue depends on a number of factors, including our ability to price our products and services effectively so that we are able to attract and retain customers without compromising our profitability, attract new customers, increase our existing customers' use of our solutions, provide our customers with excellent support, and successfully identify and acquire or invest in businesses, products, or technology that we believe could complement or expand our solutions. However, we are also impacted by macroeconomic factors over which we have no control, which have adversely impacted our business in recent periods.

You should not rely on our revenue or key business metrics for any previous quarterly or annual period as any indication of our revenue, revenue growth, key business metrics, or key business metrics growth in future periods. In particular, our revenue growth rate has fluctuated in prior periods, and we expect it to continue to fluctuate over future periods. Our revenue growth rate may decline in future periods as the size of our business grows and as we achieve higher market adoption rates, or for a number of other possible reasons, including macroeconomic conditions, reduced demand for our products and services, insufficient growth in the number of financial services firms that utilize our products and services or the lack of expansion of products and services within our existing customer base, transaction volume and mix, particularly with our significant customers, increased competition, a decrease in the growth or reduction in size of our overall market, unintended consequences from the Workforce Reduction Plans or related initiatives that impact our business, or if we fail for any reason to capitalize on growth opportunities and the maturation of our business, among others. We also expect to continue to make investments in the development and expansion of our business, which may not result in increased revenue or growth. If our revenue growth rate declines, investors' perceptions of our business and the trading price of our Class A common stock could be adversely affected.

We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We were founded in 2012 and have previously experienced periods of rapid growth, but due primarily to macroeconomic factors, including an unfavorable interest rate environment, decreased housing affordability, and uncertain worldwide political and economic conditions in fiscal year 2022, our growth rate declined. Our limited operating history may make it difficult to make accurate predictions about our future performance. Assessing our business and future prospects may also be difficult because of the risks and difficulties we face. These risks and difficulties include our ability to:

- accurately forecast the impact of macroeconomic or other external factors on our business, including the timing and extent of such impacts;

- accurately forecast our revenue and plan or adjust our operating expenses in light of fluctuations in our revenue;

- develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage, as well as the deployment of new features and services;

- maintain and increase the volume of transactions enabled through our platform;

- enter into new and maintain existing customer relationships;

- successfully identify, negotiate, execute, and integrate acquisitions or partnerships;

- successfully compete with current and future competitors;

- successfully build our brand and protect our reputation from negative publicity;

- increase the effectiveness of our marketing strategies;

- successfully adjust our proprietary technology, products, and services in a timely manner in response to changing macroeconomic conditions and fluctuations in the credit market;

- enter into new and maintain existing ecosystem partnerships;

- successfully introduce and integrate new products and services and enter new markets and geographies;

- adapt to rapidly evolving trends in the ways customers and consumers interact with technology;

- comply with and successfully adapt to complex and evolving regulatory environments;

- protect against fraud and online theft;

- avoid interruptions or disruptions in our service;

- effectively secure and maintain the confidentiality of the information received, accessed, stored, provided, and used across our systems;

- successfully obtain and maintain funding and liquidity to support continued growth and general corporate purposes;

- attract, integrate, and retain qualified employees; and

- effectively manage growth in our personnel and operations.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this "*Risk Factors*" section, our business, financial condition, and results of operations could be adversely affected. Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition, and results of operations could be adversely affected.

Our business, financial condition, and results of operations depend on our ability to adapt to technological change as well as global trends in the way customers access cloud-based banking software and successfully introduce new and enhanced products, services and business models.

We operate in industries that are characterized by rapidly changing technology, evolving industry standards, and frequent new product introductions. We believe that the pace of innovation will continue to accelerate as customers increasingly base their technology investments on a broad range of factors, including products and markets addressed, performance and scale, consumer experience, data governance, and regulatory compliance. We must continue to innovate and develop new products and features to meet changing customer and consumer needs and attract and retain talented software developers.

Our business depends significantly on revenue from large and mid-sized financial services firms. As our existing platform components mature, we will need to successfully integrate new products on our platform, including by achieving interoperability between such new products and our existing products, as well as upgrade the decisioning, verification, and automation components of our existing platform in order to continue to help our customers adapt quickly to constantly changing market conditions. If we are not able to develop and clearly demonstrate the value of new products, upgraded components, or services to our customers, or effectively utilize our customers' data to provide them with value, our ability to retain and acquire customers could be adversely affected. If competitors introduce new offerings embodying new technologies, or if new industry standards and practices emerge, our existing technology, services, and website may become obsolete. Our future success could depend on our ability to respond to technological advances and emerging industry standards and practices in a cost-effective and timely manner.

We have scaled our business rapidly and significant new platform features and services have in the past resulted in, and in the future may continue to result in, operational challenges affecting our business. Developing and launching enhancements to our platform and new products and services on our platform may involve significant technical risks and upfront capital investments that may not generate return on investment. We may use new technologies ineffectively, or we may fail to adapt to emerging industry standards. If we face material delays in introducing new or enhanced platform features, products, and services or if our recently introduced offerings do not perform in accordance with our expectations, the customers and consumers that utilize our platform may forego the use of our services in favor of those of our competitors, and our business, financial condition, and results of operations could be adversely affected.

Our results of operations have fluctuated from period to period, which has caused the market price of our Class A common stock to fluctuate.

Our results of operations have historically varied from period to period, and we expect that our results of operations will continue to vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside of our control and difficult to predict. As a result, you should not rely upon our historical results of operations as indicators of future performance. Numerous factors can influence our results of operations, including:

- our ability to attract and retain customers in a cost-effective manner;

- our ability to maintain or increase loan volumes, transactions processed, platform utilization, and title orders closed, and improve loan mix;

- our ability to successfully expand in existing markets and successfully enter new markets;

- changes in financial services firm behavior with respect to cloud-based software products and solutions;

- the amount and timing of operating expenses related to maintaining and expanding our business, operations, and infrastructure, including acquiring new and maintaining existing customers;

- our ability to successfully identify, negotiate, execute, and integrate strategic acquisitions or partnerships;

- the mix of revenue we generate from our products and our marketplace;

- the timing and success of new products and services;

- the impact of worldwide economic conditions, including economic slowdowns, changes in market interest rates, recessions, housing affordability, and tightening of credit markets, including due to the economic impact of the COVID-19 pandemic and the war in Ukraine;

- the seasonality of our business;

- our ability to maintain an adequate rate of growth and effectively manage that growth;

- our ability to keep pace with technology changes in our industry;

- the success of our sales and marketing efforts;

- the effects of negative publicity on our business, reputation, or brand;

- our ability to protect, maintain, and enforce our intellectual property;

- costs associated with defending claims, including intellectual property infringement claims, and related judgments or settlements;

- changes in governmental or other regulations, including state and federal banking laws and regulations or in federal monetary policies, affecting our business;

- interruptions in service and any related impact on our business, reputation, or brand;

- the attraction, retention and engagement of qualified employees and key personnel;

- our ability to choose and effectively manage partners, vendors, and other service providers;

- the effects of natural or man-made catastrophic events;

- the effectiveness of our internal control over financial reporting; and

- changes in our tax rates or exposure to additional tax liabilities.

The variability and unpredictability of our results of operations could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other results of operations for a particular period. If we fail to meet or exceed such expectations, the market price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

We operate under a success-based business model and often rely on self-reporting of completed transactions by our customers, which can make it difficult to estimate and forecast revenue.

We offer our digital lending platform and products to financial institutions through software-as-a-service agreements where fees are assessed for each completed transaction, such as a funded loan, new account opening, or API call. For those products that involve a loan or deposit account application we do not charge for abandoned applications or rejected applications, even though they cause us to incur costs. Our customers have the ability to access our platform, including Blend Builder Platform, our configurable platform, under subscription arrangements, in which customers commit to (a) a minimum number of completed transactions at specified prices over the contract term, (b) under usage-based arrangements, in which customers pay in arrears a variable amount for completed transactions at a specified price or (c) a fixed price platform fee, allowing the use of multiple products and services, including those on Blend Builder Platform. We may earn additional overage fees if the number of completed transactions exceeds contractual minimums for customers who elect to enter into subscription agreements in which a minimum number of transactions are completed at specified prices. Additionally, other than our usage-based agreements pursuant to which customers pay for a variable amount of completed transactions, our subscription agreements are generally non-cancellable during the contract term. Our usage-based arrangements generally can be terminated at any time by the customer. We recognize revenue ratably for our subscription arrangements because the customer receives and consumes the benefits of our platform throughout the contract period. We recognize fees for usage-based arrangements as the completed transactions are processed using our platform.

We use and often rely on the reporting of completed transactions by our customers when invoicing them for usage and overage fees in connection with our arrangements. If the reporting of completed transactions by our customers is not timely or accurate, it may impact our ability to estimate revenue, which may impact the accuracy of our actual and forecasted revenue recognized from our customers. If we incorrectly forecast revenue from our customers and the amount of revenue is less than projections we provide to investors, the price of our Class A common stock could decline substantially and our business, financial condition, and results of operations could be adversely affected.

We have in the past, and may in the future, make strategic acquisitions or enter into partnerships, strategic collaborations, joint ventures or licensing agreements and investments, and we face risks related to the execution and integration of such acquisitions, including our acquisition of Title365, or investments and the management of any associated growth.

We have in the past and plan to continue to expand and diversify our operations with strategic acquisitions or partnerships, strategic collaborations, joint ventures, or licensing arrangements and investments in and with companies, businesses, personnel, and technologies in the future. For example, on June 30, 2021, we completed our acquisition of Title365. Each acquisition requires unique approaches to integration due to, among other reasons, the structure of the acquisitions, the integration of technology, the size, locations, and cultural differences among their teams and ours, and has required, and will continue to require, attention from our management team. Such acquisitions and investments may also require additional management resources to integrate more significant and often more complex businesses into our company.

We may be unable to identify or complete prospective acquisitions or partnerships, strategic collaborations, joint ventures or licensing arrangements and investments for many reasons, including, competition for acquisition targets, our inability or unwillingness to pay for targets with high valuations, the absence of a market for certain strategic transactions we may want to pursue or our inability to identify suitable targets, or our inability to finance an acquisition. Antitrust or other regulatory requirements may also delay or prevent an acquisition or require us to make changes to our business to be able to consummate the acquisition. Further, any issuances of equity as part of the consideration for the target will dilute our existing stockholders.

Even if we are able to complete an acquisition, partnership, or investment, our future success depends in part on our ability to integrate any future acquisitions and manage any investments, businesses, and partnerships effectively, and we can provide no assurance that such acquired businesses, or any investment or strategic transaction that we enter into, will be successfully integrated into our business, generate revenue, or achieve any expected benefits on a timely basis or at all.

Any future acquisitions, or similar strategic transactions involve numerous risks, any of which could harm our business and negatively affect our financial condition and results of operations, including:

- diversion of management's attention, including oversight over acquired businesses;

- difficulty in accurately forecasting and accounting for the financial impact of an acquisition transaction, including accounting charges, write-offs of deferred revenue under purchase accounting, and integrating and reporting results for acquired companies that have not historically followed U.S. generally accepted accounting principles ("U.S. GAAP");

- maintaining employee morale and retaining key employees;

- integration of operations, systems, technologies, products, and personnel of each acquired company, the inefficiencies and lack of control that may result if such integration is delayed or not implemented, and unforeseen difficulties and expenditures that may arise in connection with integration;

- implementation of internal controls, procedures, and policies, in particular, with respect to the effectiveness of internal controls, cyber and information security practices, incident response plans, and business continuity and disaster recovery plans, compliance with privacy, data protection, information security, and other regulations, and compliance with U.S.-based economic policies and sanctions which may not have previously been applicable to the acquired company's operations;

- implementation of restructuring actions and cost reduction initiatives to streamline operations and improve cost efficiencies;

- our acquisitions or investments may not achieve the planned objectives or return on investment and we may incur impairment charges for acquired intangible assets, goodwill or investments;

- we may be required to pay contingent consideration in excess of the initial fair value, and contingent consideration may become payable at a time when we do not have sufficient cash available to pay such consideration;

- significant costs incurred in connection with acquisition transactions, such as professional service fees;

- the risk that any additional stock-based compensation issued or assumed in connection with an acquisition or strategic transaction may dilute our current stockholders, which may in turn impact our stock price and results of operations;

- in the case of foreign acquisitions or acquisitions that include a foreign entity or operations, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries as well as tax risks that may arise from the acquisition;

- tax risks, including any requirement to make tax withholdings in various jurisdictions in connection with such transactions or as part of our continuing operations following a transaction, and companies or businesses that we acquire may cause us to alter our international tax structure or otherwise create more complexity with respect to tax matters;

- increasing legal, regulatory, and compliance exposure, and the additional costs related to mitigate each of those, as a result of adding new offices, employees, and other service providers, benefit plans, equity awards, job types, and lines of business globally; and

- liability for activities of the acquired company before the acquisition, including intellectual property, commercial, and other litigation claims or disputes, cyber and information security vulnerabilities and incidents, violations of laws, rules and regulations, including with respect to employee classification, tax liabilities, and other known and unknown liabilities.

In particular, the ongoing integration of Title365 into our existing operations has resulted in greater than anticipated costs and management attention. We may not be able to integrate Title365 into our existing operations in a timely manner or at all, and as such, we may not be able to achieve the anticipated benefits of our acquisition of Title365, including cost savings and other synergies and growth opportunities. Failure to realize the full extent of the anticipated benefits of our acquisition of Title365, as well as any delays encountered in the integration process, has and could continue to have an adverse effect on our revenue, level of expenses, and results of operations. In addition, it is possible that the integration process has resulted in and could in the future result in the loss of key employees, errors or delays in the implementation of shared services, the disruption of our ongoing business, or inconsistencies in standards, controls, procedures, and policies that may adversely affect our ability to maintain relationships with other employees and customers or to achieve the anticipated benefits of our acquisition of Title365.

If we fail to address the foregoing risks or other problems encountered in connection with past acquisitions or are unable to successfully integrate and manage our acquisitions and investments, we may not realize the expected benefits of such acquisitions or other strategic transactions or become exposed to additional liabilities, and our business, financial condition, and results of operations could be adversely affected.

The impairment of intangible assets, goodwill, and other assets arising from any future acquisitions or investments may have an adverse effect on our business, financial condition, and results of operations

When we acquire or invest in a business, a substantial portion of the purchase price of the acquisition may be allocated to goodwill and other indefinite-lived intangible assets. Under U.S. GAAP, we review goodwill and other indefinite-lived intangible assets for impairment annually, and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of goodwill or an indefinite-lived asset below its carrying value. An adverse change in market conditions or operating results, particularly if such change has the effect of changing one of our critical assumptions or estimates, could result in a change to the estimation of fair value that could result in an impairment charge to our goodwill or intangible assets. Moreover, we may not be able to achieve our business targets for any future acquisitions or investments, which could result in us incurring additional goodwill and other intangible assets impairment charges. Further declines in our market capitalization increase the risk that we may be required to perform another impairment analysis, which could result in an impairment of up to the entire balance of our goodwill and other intangible assets. Any such impairment charge or write-off may have an adverse effect on our business, financial condition, and results of operations.

For example, due to a continued decline in economic and market conditions, including a decline in our market capitalization, and current and projected declines in the operating results of the Title365 reporting unit, we determined that factors existed which triggered a goodwill impairment review under U.S. GAAP as of June 30, 2022. As such, we performed an interim quantitative impairment analysis and as a result of our assessment, we determined the carrying amounts of certain impacted assets are not recoverable. Based on this analysis, we recorded an impairment charge comprised of a $240.1 million write-down of goodwill and a $151.7 million write-down of customer relationship intangible assets. Subsequently, based on further deterioration in the market conditions in the third quarter of 2022, such as continued increases in interest rates, we determined that triggering events existed as of September 30, 2022, and performed another interim quantitative impairment analysis. Based on this analysis, we recorded an impairment charge comprised of a $47.1 million write-down of goodwill and a $10.7 million write-down of the customer relationship intangible asset, resulting in the full write-off of the goodwill and customer relationship intangible assets.

The terms of our credit facility require us to meet certain operating and financial covenants and place restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.

Our credit facility contains customary affirmative and negative covenants that either limit our ability to, or require a mandatory prepayment in the event we incur certain additional indebtedness and liens, merge with other companies or consummate certain changes of control, acquire other companies, engage in new lines of business, make certain investments, pay dividends, transfer or dispose of assets, amend certain material agreements, and enter into various specified transactions. As a result, to the extent any transaction of the foregoing type is contemplated but not permitted by a carve-out or "basket" in the credit facility, we may not be able to engage in any such transaction unless we obtain the consent of our lender or prepay any outstanding amount under our credit facility. Our credit facility also contains a minimum liquidity covenant and financial reporting requirements. Our obligations under our credit facility are secured by substantially all of our assets (other than Title365 and its direct and indirect subsidiaries), with limited exceptions. We may not be able to generate sufficient cash flow to pay the principal and interest under our credit facility. In the event of a liquidation, our lender would be repaid all outstanding principal and interest prior to the distribution of assets to unsecured creditors, and the holders of our Class A common stock would receive a portion of any liquidation proceeds only if all of our creditors, including our lenders, were first repaid in full. Any declaration by our lender of an event of default could significantly harm our business and prospects and could cause the price of our common stock to decline. If we raise any additional debt financing, the terms of such additional debt could further restrict our operating and financial flexibility.

We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which could have an adverse effect on our business, financial condition, results of operations, and cash flows.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and results of operations, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory, and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, or interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay strategic acquisitions and partnerships, capital expenditures, and payments on account of other obligations, seek additional capital, restructure or refinance our indebtedness, or sell assets. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and could require us to comply with more onerous covenants, which could further restrict our business operations. In addition, we cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms, or at all.

Our credit facility is subject to a floating rate of SOFR plus a margin, and as a result, we have exposure to interest rate risk. In 2022, the U.S. Federal Reserve raised the federal funds interest rates an aggregate of 4.25%. The U.S. Federal Reserve further raised the federal funds interest rate in January 2023 for a 0.25% increase and indicated that it expects to raise that interest rate again in the future. Though we have met our debt service obligations under the credit facility, increases in interest rates increase our cost of borrowing and potentially make it more difficult to refinance our existing indebtedness, if necessary.

If we are unable to repay or otherwise refinance our indebtedness when due, or if any other event of default is not cured or waived, the applicable lenders could accelerate our outstanding obligations or proceed against the collateral granted to them to secure that indebtedness, which could force us into bankruptcy or liquidation. In the event the applicable lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due under the agreements governing our credit facility or the exercise by the applicable lenders of their rights under the security documents could have an adverse effect on our business, financial condition and results of operations.

A cyberattack, security breach, or incident affecting us or the third parties we rely on or partner with could expose us or our customers and consumers to a risk of loss or misuse of confidential information and have an adverse effect on our reputation, brand, business, financial condition, and results of operations.

We are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, receive, use, transmit, store, and otherwise process large amounts of sensitive information, including personal information, credit information, and other sensitive and confidential information of consumers. It is critical that we do so in a manner designed to maintain the confidentiality, integrity, and availability of such sensitive information. Additionally, in the ordinary course of our business, we collect, store, transmit, and otherwise process large amounts of confidential business information, including intellectual property, proprietary corporate and business information, and other confidential information. We also have arrangements in place with certain of our partners, vendors, and other service providers that require us to share certain of the information we maintain and otherwise process, including consumer information, with them. Certain elements of our operations (including elements of our information technology infrastructure) rely on third parties, and as a result, we manage numerous third-party service providers that may have access to our computer networks and sensitive or confidential information. In addition, many of those third parties may subcontract or outsource some of their responsibilities to other third parties. Our information technology systems, including the functions of third parties that are involved with or have access to those systems, are large and complex, with many points of entry and access. Our systems and those of our third-party service providers are potentially vulnerable to and may be subject to unintentional, inadvertent, or malicious, internal and external cyberattacks, including security breaches, incidents, exposures, intrusions, malware, ransomware, social engineering attacks, phishing and spearphishing attempts, fraudulent inducement, electronic fraud, wire fraud attempts to overload our servers with distributed denial-of-service attacks, employee theft, error, or malfeasance, unauthorized access by third parties (including foreign governments or state actors with significant financial and technological resources) or internal actors, or other attacks and similar disruptions. Any vulnerabilities can be exploited from inadvertent or intentional actions of our employees, partners, vendors, service providers, customers, or by malicious third parties. For example, in December 2021, a vulnerability in a popular logging software, Log4j, was publicly announced. If left unpatched, the Log4j vulnerability could be exploited to allow unauthorized actors to execute code remotely on a system using Log4j. We have taken steps to ensure this vulnerability has been patched in our systems, but we cannot guarantee that all vulnerabilities have been patched in every system upon which we are dependent or that additional vulnerabilities of Log4j or other software upon which we rely will not be discovered. Additionally, to the extent manual processes are involved in the handling of sensitive information, such sensitive information could be inadvertently misdirected despite our training and quality assurance precautions. While we have taken steps to protect the sensitive and confidential information that we have access to and have implemented multiple overlapping controls to reduce risk of a single control failure, our security measures or those of our partners, vendors, or other service providers could be breached or we could suffer data loss, unavailability, corruption, or unauthorized use or other processing, or unauthorized access to our platform or the systems or networks used in our business.

Because cyberattacks of this nature are increasing in frequency, levels of persistence, sophistication and intensity, and techniques used to obtain unauthorized access or to sabotage systems change frequently and may not be known until they are launched against a target, we and our partners, vendors, and other service providers may be unable to anticipate or prevent these attacks, react in a timely manner, or implement adequate preventive measures, and we may face delays in our detection or remediation of, or other responses to, security breaches and other privacy- and security-related incidents. These security risks that we and our partners, vendors, and other service providers face have been heightened by an increase in employees and service providers working remotely in response to the COVID-19 pandemic. Additionally, these risks may be elevated in connection with the current war in Ukraine.

In addition, consumers on our platform could have vulnerabilities on their own devices that are entirely unrelated to our systems and platform but could mistakenly attribute their own vulnerabilities to us. Consumers on our platform may also provide sensitive information to other third parties through their use of our platform, and consumers could mistakenly attribute any misuse of such information by other third parties to us. Further, breaches and incidents experienced by other companies may also be leveraged against us. For example, credential stuffing and business email compromise attacks are becoming increasingly common and sophisticated actors can mask their attacks, making them increasingly difficult to identify and prevent. Certain efforts may be state-sponsored or supported by significant financial and technological resources, making them even more difficult to detect, remediate, and otherwise respond to.

There also have been and may continue to be significant supply chain attacks, and we cannot guarantee that our or our partners', vendors', or service providers' systems and networks have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or incident impacting, or a disruption to our systems and networks or the systems and networks of third parties that support us and our services. In addition, laws, regulations, government guidance, and industry standards and practices in the United States and elsewhere are rapidly evolving to combat these threats. We may face increased compliance burdens regarding such requirements with regulators and customers regarding our products and services and will incur additional costs for oversight and monitoring of our own supply chain.

Although we have developed systems and processes that are designed to protect the confidential and sensitive information we maintain and our partners, vendors, and other service providers maintain on our behalf, including personal information of our customers, consumers, and employees, protect our systems, prevent data loss, and prevent security breaches and security incidents, these security measures may not have fully protected our systems in the past and cannot guarantee security in the future. The information technology systems and infrastructure used in our business may be vulnerable to cyberattacks or security breaches, and third parties may be able to access data, including personal information of our customers, consumers, or employees, or other sensitive and proprietary data, accessible through those systems. Employee error, malfeasance, or other errors in the storage, use, or transmission of any of these types of data could result in an actual or perceived privacy or security breach or other security incident. Although we have policies and technologies restricting access to the personal information we store, there is a risk that these policies and technologies may not be effective in all cases. Any breach of privacy, or any security breach or other incident, could interrupt our operations, result in our platform being unavailable, result in loss of or improper access to, or acquisition, disclosure, or other processing of sensitive or confidential information, personal information, or other data, result in fraudulent transfer of funds. Further, any such event, or the perception it has occurred, may harm our reputation, brand, and competitive position, damage our relationships with our customers, subject us to adverse media coverage, or result in claims, regulatory investigations, and proceedings and significant legal, regulatory, and financial exposure, including ongoing monitoring by regulators, and any such incidents or any perception that our security measures are inadequate could lead to loss of customer confidence in, or decreased use of, our platform, any of which could adversely affect our business, financial condition, and results of operations. Any actual or perceived breach of privacy or security, or other security incident, impacting any entities with which we share or disclose data (including, for example, our partners, vendors, or other service providers) could have similar effects. We also expect to incur significant costs in an effort to detect and prevent privacy and security breaches and other security incidents, and we may face increased costs and requirements to expend substantial resources in the event of an actual or perceived privacy or security breach or other incident.

Additionally, defending against claims or litigation based on any privacy or security breach or other security incident, regardless of their merit, could be costly and divert management's attention. We cannot ensure that any provisions in our agreements with customers, contracts with service providers and other contracts relating to limitations of liability, including those in connection with a privacy or security breach or other security incident, would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim. We cannot be certain that our insurance coverage will be adequate for data handling or information security costs or liabilities actually incurred, that insurance will continue to be available to us on commercially reasonable terms or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our reputation, brand, business, financial condition, and results of operations.

The success of our business depends on a trustworthy reputation and strong brand and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our base of customers and our ability to increase their level of engagement.

We believe maintaining a trustworthy reputation and strong brand is critical to our success and our ability to attract customers to our platform and maintain good relations with regulators. Our reputation, brand, and ability to build trust with existing and new customers may be adversely affected by complaints and negative publicity about us, our platform, partners, and customers that utilize our platform or our competitors' platforms, even if factually incorrect or based on isolated incidents. Negative perception of our platform or company may harm our reputation and brand, including as a result of:

- perceptions of cloud-based software and our industry and our company, including the quality, security, and reliability of our cloud-based software platform;

- the overall user experience of our platform;

- changes to our platform;

- a failure to provide a range of options sought by customers or consumers;

- our ability to effectively manage and resolve customer and consumer complaints;

- fraudulent, illegal, negligent, reckless, or otherwise inappropriate behavior by users or third parties;

- actual or perceived disruptions to, failures of, or defects, bugs, vulnerabilities, or errors in our platform or similar incidents, such as privacy or security breaches or other security incidents, site outages, payment disruptions, or other incidents that impact or may be perceived to impact the reliability of our services, including services provided by third parties we rely on;

- litigation over, or investigations by regulators into, our platform;

- customers' or consumers' lack of awareness of, or compliance with, our policies;

- a failure to comply with legal, tax, privacy, data protection, information security, or regulatory requirements;

- changes to our practices with respect to collection and use of customer and consumer data;

- a failure to enforce our policies in a manner that users perceive as effective, fair, and transparent;

- a failure to operate our business in a way that is consistent with our values and mission;

- inadequate or unsatisfactory support experiences for our customers;

- illegal or otherwise inappropriate behavior by our management team or other employees or contractors; or

- a failure to register and prevent misappropriation of our trademarks.

If we do not successfully develop, protect, and enhance our reputation and brand, our business, financial condition, and results of operations could be adversely affected.

If we fail to manage our growth effectively, our reputation, business, financial condition, and results of operations could be adversely affected.

In the past, we have experienced periods of rapid growth in our customers, and our operations, and we expect to experience growth in the future. We have also experienced significant growth in employee headcount for several years in the past both at our San Francisco headquarters and through remote work arrangements. Our growth has placed, and may continue to place, substantial demands on management and our operational and financial infrastructure. However, from time to time, we have undertaken restructuring actions to better align our financial model and our business. For example, we have undertaken the Workforce Reduction Plans to reduce operating expenses and adjust cash flows in light of the ongoing macroeconomic environment and its impact on our business. We may need to take additional restructuring actions in the future to align our business with the market. Steps we take to manage our business operations, including reductions in operating expense and restructurings may adversely impact our business. Steps we take to manage our business operations and future growth may adversely affect our reputation and brand, our ability to recruit, retain and motivate highly skilled personnel.

We have made, and intend to continue to make in the future, substantial investments in our technology, customer service, risk, sales and marketing infrastructure. Our ability to manage our growth and business operations effectively and to integrate new employees, technologies, and acquisitions into our existing business will require us to continue to expand our operational and financial infrastructure and to continue to effectively integrate, develop, and motivate employees, while maintaining the beneficial aspects of our culture. Continued growth could challenge our ability to develop and improve our information technology infrastructure and our operational, financial, and management controls, enhance our reporting systems and procedures, recruit, train, and retain highly skilled personnel and maintain user satisfaction. Additionally, if we do not manage the growth of our business and operations effectively, the quality of our platform and the efficiency of our operations could suffer, which could adversely affect our reputation, business, financial condition, and results of operations. For example, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2021, we identified a material weakness in our internal control over financial reporting. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our consolidated financial statements that could result in a restatement of our financial statements and could cause us to fail to meet our reporting obligations, any of which could diminish investor confidence in us and could cause a decline in the price of our Class A common stock. While we believe that the previously reported material weakness has been remediated as of December 31, 2022, additional weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. We will need to continue to improve our operational and financial infrastructure in order to manage our business effectively and accurately report our results of operations.

Systems failures and resulting interruptions in the availability of our website or platform, or other delays or slow response times from our website or platform, could adversely affect our business, financial condition, and results of operations.

We currently serve our customers and consumers on our platform from third-party data center hosting facilities. It is critical to our success that our customers (including their customers) and consumers be able to access our platform at all times, and that the performance of our platform is responsive and rapid. Our systems, or those of third parties upon which we rely, may experience service interruptions, outages, failures, or degradation or other performance problems because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, infrastructure changes, human error, earthquakes, hurricanes, floods, fires, other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware, or other events. Our systems also may be subject to break-ins, sabotage, theft, and intentional acts of vandalism, including by our own employees. Some of our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. These eventualities could cause information, including information relating to our customers and consumers, to be lost, corrupted, altered, or delayed. Our business interruption insurance may not be sufficient to cover all of our losses that may result from interruptions in our service as a result of systems failures and similar events. Additionally, in some cases, partners, vendors, and other service providers run their own platforms that we access, and we are, therefore, vulnerable to their service interruptions. In the event that our data center arrangements are terminated, or if there are any lapses of service or damage to a center, we could experience lengthy interruptions in our service as well as delays and additional expenses in arranging new facilities and services.

We have experienced and will likely continue to experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of our platform. These system failures generally occur either as a result of software updates being deployed with unexpected errors or as a result of temporary infrastructure failures related to storage, network, or compute capacity being exhausted. These events have resulted in losses in revenue, though such losses have not been material to date. System failures in the future could result in significant losses of revenue. Moreover, we have in the past provided credits to customers per contractual obligations and/or voluntarily made payments to customers to compensate them for the system failure or similar event, and we may provide similar such credits in the future. In addition, the affected customer or consumer could seek monetary recourse from us for its losses and such claims, even if unsuccessful, would likely be time-consuming and costly for us to address. Further, in some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. A prolonged interruption in the availability or reduction in the availability, speed, or other functionality of our platform could adversely affect our business and reputation and could result in the loss of customers.

Further, we have service level agreements with our customers that require us to meet uptime requirements, and in some cases, system performance or latency standards. In the event that we fail to meet those requirements, whether because of system failures, slow platform performance, or otherwise, our customers may request credits from us, which could adversely impact our revenue and results of operations in a period where we provide such credits.

Our sales cycle can be unpredictable, time-consuming, and costly.

Our sales process involves educating prospective and existing customers about the benefits and technical capabilities of our products and services. Prospective customers often undertake a prolonged evaluation process, which typically involves not only our products and services, but also those of our competitors. In addition to a prolonged evaluation process, macroeconomic conditions including rising interest rates and declining demand for mortgage, mortgage-related and consumer banking products may also impact our sales cycle. Our sales cycles are typically lengthy, generally ranging from six to nine months for smaller financial services firms and ranging from twelve to eighteen months or more for larger financial services firms. We may spend substantial time, effort, and money on our sales and marketing efforts without any assurance that our efforts will produce any sales. Events affecting our customers' businesses may occur during the sales cycle that could affect the size or timing of a purchase, contributing to more unpredictability in our business and results of operations. As a result of these factors, we may face greater costs, longer sales cycles, and less predictability in the future, which could adversely affect our business, financial condition, and results of operations.

We may encounter deployment challenges, which could adversely affect our business, financial condition, and results of operations.

We may face unexpected challenges related to the complexity of our customers' deployment and configuration requirements. Deployment of our software platform may be delayed or expenses may increase when customers have unexpected data, software, or technology challenges, or unanticipated business requirements, which could adversely affect our relationship with our customers and our business, financial condition, and results of operations. In general, our revenue related to deployment and other professional services we provide is recognized on a proportional performance basis, and delays and difficulties in these engagements could result in losses or the recognition of revenue later than expected. Further, because we do not fully control our customers' deployment schedules, if our customers do not allocate or have the internal resources necessary to meet deployment timelines or if there are otherwise unanticipated deployment delays or difficulties, our ability to take customers live and the overall customer experience could be adversely affected. We rely on existing customers to act as references for prospective customers, and difficulties in deployment and configuration could therefore adversely affect our ability to attract new customers. Any difficulties or delays in the deployment processes could cause customers to delay or forego future purchases of our products and services, which could adversely affect our business, financial condition, and results of operations.

Defects, errors, or vulnerabilities in our applications, backend systems, or other technology systems and those of third-party technology providers could harm our reputation and brand and adversely impact our business, financial condition, and results of operations.

Our platform and system infrastructure rely on software that is highly technical and complex and depend on the ability of such software to store, retrieve, process, and manage high volumes of data. The software on which we rely may contain undetected errors, defects, bugs, or vulnerabilities, some of which may only be discovered after the code has been released. Our practice is to affect frequent releases of software updates, sometimes multiple times per day. Further, as we create new products and services and enhance our existing products and services, we may encounter difficulties in achieving interoperability between our new products and services and our existing products and services. The third-party software that we incorporate into our platform or rely on may also be subject to errors, defects, bugs, or vulnerabilities. Any errors, defects, bugs, or vulnerabilities discovered in our code or from third-party software after release could result in negative publicity, a loss of users, increased regulatory scrutiny, fines or penalties, loss of revenue or liability for damages, and access or other performance issues. Such vulnerabilities could also be exploited by malicious actors and result in exposure of data of users on our platform, or otherwise result in a security breach or other security incident. We may need to expend significant financial and development resources to analyze, correct, eliminate, or work around errors, bugs, or defects or to address, analyze, correct, and eliminate software platform vulnerabilities. Any failure to timely and effectively resolve any such errors, defects, bugs, or vulnerabilities could adversely affect our business, reputation, brand, financial condition, and results of operations.

Any failure to offer high-quality customer support by us or by partners, vendors, and other service providers may adversely affect our relationships with our customers and could adversely affect our reputation, brand, business, financial condition, and results of operations.

Our ability to attract and retain customers is dependent in part on our ability to provide high-quality support. Our customers depend on our customer success organization to resolve any issues relating to our platform and products. As we continue to grow our business and improve our offerings, we will face challenges related to providing high-quality support services at scale. Additionally, to the extent we decide to grow our international business and the number of international users on our platform, our customer success organization will face additional challenges, including those associated with delivering support in languages other than English. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation and adversely affect our ability to scale our platform and business, our financial condition, and our results of operations.

We experience significant seasonal fluctuations in our financial results, which could cause our Class A common stock price to fluctuate.

Our business is highly dependent on consumer borrowing patterns that have an impact on our results of operations. We generally experience changes in consumer activity over the course of the calendar year, although macroeconomic factors, including an unfavorable interest rate environment, decreased housing affordability, and uncertain worldwide political and economic conditions has made, and may continue to make, seasonal fluctuations difficult to detect. Historically, our revenue has been strongest during the second and third quarters of our fiscal year as a result of higher demand for mortgages and other loans during the summer months. Seasonality has and will likely continue to cause fluctuations in our financial results on a quarterly basis. While our growth has obscured this seasonality in our overall financial results, we expect our results of operations to continue to be affected by such seasonality in the future. In addition, other seasonal trends may develop and the existing seasonal trends that we experience may become more pronounced and contribute to fluctuations in our results of operations as we continue to scale and our growth slows. As such, we may not accurately forecast our results of operations. However, we base our spending and investment plans on forecasts and estimates, and we may not be able to adjust our spending quickly enough if our revenue is less than expected, causing our results of operations to fail to meet our expectations or the expectations of investors.

The market for cloud-based banking software is still in relatively early stages of growth and if this market does not continue to grow, grows more slowly than we expect, or fails to grow as large as we expect, our business, financial condition, and results of operations could be adversely affected.

Use of, and reliance on, cloud-based banking software is still at an early stage, and we do not know whether financial services firms will continue to adopt cloud-based banking software in the future, or whether the market will change in ways we do not anticipate. Many financial services firms have invested substantial personnel and financial resources in legacy software, and these institutions may be reluctant, unwilling or unable to convert from their existing systems to our software platform. Furthermore, these financial services firms may be reluctant, unwilling or unable to use cloud-based banking software due to various concerns such as the security of their data and reliability of the delivery model. These concerns or other considerations may cause financial services firms to choose not to adopt cloud-based banking software such as our cloud-based software platform or to adopt them more slowly than we anticipate, either of which would adversely affect our business, financial condition, and results of operations. Our future success also depends on our ability to sell additional products, services, and functionality to our current and prospective customers. As we create new products and services and enhance our existing products and services, these applications and enhancements may not be attractive to customers or we may encounter difficulties in achieving interoperability between our new products and services and our existing products and services. In addition, promoting and selling new and enhanced functionality may require increasingly costly sales and marketing efforts, and if customers choose not to adopt this functionality our business and results of operations could suffer. If financial services firms are unwilling or unable to transition from their legacy systems, or if the demand for our software platform does not meet our expectations, our business, financial condition, and results of operations could be adversely affected.

We depend on our senior management team and our other highly skilled employees to grow and operate our business, and if we are unable to hire, retain, manage, and motivate our employees, or if our new employees do not perform as we anticipate, we may not be able to grow effectively and our business, financial condition, and results of operations could be adversely affected.

Our future success will depend in part on the continued service of our founders, senior management team, key technical employees, and other highly skilled employees, including Nima Ghamsari, Head of Blend, Co-Founder, and Chair of our board of directors, and on our ability to continue to identify, hire, develop, motivate, and retain talented employees. We may not be able to retain the services of any of our employees or other members of senior management in the future. Also, all of our U.S.-based employees, including our senior management team and Mr. Ghamsari, work for us on an at-will basis, and there is no assurance that any such employee will remain with us. Our competitors may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. If we are unable to attract and retain the necessary employees, particularly in critical areas of our business, we may not achieve our strategic goals. Moreover, the implementation of the Workforce Reduction Plan or related initiatives may have adverse consequences on our employee morale, our culture, and our ability to attract and retain employees. In addition, from time to time, there may be changes in our senior management team that may be disruptive to our business. If our senior management team fails to work together effectively and to execute its plans and strategies, our business, financial condition, and results of operations could be adversely affected.

We face intense competition for highly skilled employees, especially in the San Francisco Bay Area where we have a substantial presence and need for highly skilled employees. To attract and retain top talent, we have offered, and we believe we will need to continue to offer, competitive compensation and benefits packages. Job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. The trading price of our Class A common stock has been volatile and has declined since our Initial Public Offering and may continue to fluctuate in response to various factors. If the perceived value of our equity awards declines for this or other reasons, it may adversely affect our ability to attract and retain highly qualified employees. In addition, due to declines in the trading price of our Class A common stock, in order to offer competitive compensation packages, we have issued, and may have to continue to issue more shares for equity awards to new and existing employees than in previous periods when the trading price of our Class A common stock was higher, which has and may continue to affect our outstanding share count and cause dilution to existing shareholders. Certain of our employees have received significant proceeds from sales of our equity in private transactions and many of our employees may receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us. We may need to invest significant amounts of cash and equity to attract and retain new employees and expend significant time and resources to identify, recruit, train, and integrate such employees, and we may never realize returns on these investments. If we are unable to effectively manage our hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts, and employee morale, productivity, and engagement could suffer, which could adversely affect our business, financial condition, and results of operations.

Misconduct and errors by our employees, partners, vendors, and other service providers could adversely affect our business, financial condition, results of operations, and reputation.

We are exposed to many types of operational risk, including the risk of misconduct and errors by our employees, partners, vendors, and other service providers. Our business depends on our employees, partners, vendors, and other service providers to enable the processing of a large number of increasingly complex transactions, including transactions that involve significant dollar amounts and loan and financial transactions that involve the collection, use, and disclosure of sensitive information, including personal information and confidential business information. We could be adversely affected if transactions were redirected, misappropriated, or otherwise improperly executed, sensitive information, including personal information and confidential business information, was accessible by or disclosed to unintended persons, or an operational breakdown or failure in the processing of other transactions occurred, whether as a result of human error, a purposeful sabotage or a fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with consumers, and the manner in which our customers interact with their customers through our platform is governed by various federal and state laws. It is not always possible to identify and deter misconduct or errors by employees, partners, vendors, or other service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. Any of these occurrences could result in our diminished ability to operate our business, potential liability to customers and consumers, inability to attract future customers and consumers, reputational damage, regulatory intervention, and financial harm, which could adversely affect our business, financial condition, results of operations, and reputation.

We are committed to expanding our platform and enhancing the user experience, which may not maximize short-term financial results and may yield results that conflict with the market's expectations, which could result in our stock price being adversely affected.

We are passionate about expanding our platform and continually enhancing the user experience, with a focus on driving long-term engagement through innovation, the expansion of our platform, products, and services, and providing high-quality support, which may not necessarily maximize short-term financial results. We frequently make business decisions that may reduce our short-term financial results if we believe that the decisions are consistent with our goals to improve the user experience, which we believe will improve our financial results over the long term. These decisions may not be consistent with the short-term expectations of our stockholders and may not produce the long-term benefits that we expect, in which case our growth, business, financial condition, and results of operations could be adversely affected.

We rely on assumptions, estimates, and unaudited financial information to calculate certain of our key metrics and other figures presented herein, and real or perceived inaccuracies in such metrics could adversely affect our reputation and our business.

Certain of the metrics presented herein are calculated using internal company data that has not been independently verified, data from third-party attribution partners, or unaudited financial information of companies that we have acquired or partnered with. While these metrics and figures are based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring these metrics and figures across our client base and user base. Additionally, certain figures relating to our strategic acquisitions and partnerships are based on unaudited financial information that has been prepared by the management of such companies and has not been independently reviewed or audited. We cannot assure you that such financial information would not be materially different if such information was independently reviewed or audited. We regularly review and may adjust our processes for calculating our metrics and other figures to improve their accuracy, but these efforts may not prove successful and we may discover material inaccuracies. In addition, our methodology for calculating these metrics may differ from the methodology used by other companies to calculate similar metrics and figures. We may also discover unexpected errors in the data that we are using that resulted from technical or other errors. If we determine that any of our metrics or figures are not accurate, we may be required to revise or cease reporting such metrics or figures. Any real or perceived inaccuracies in our metrics and other figures could adversely affect our reputation and our business.

Our marketing efforts to help grow our business may not be effective.

Promoting awareness of our business is important to our ability to grow our business and to attract new customers and consumers and can be costly. We believe that the importance of brand recognition will increase as competition in the consumer lending industry expands. Successful promotion of our brand will depend largely on the effectiveness of marketing efforts and the overall user experience of our customers and consumers on our platform, which factors are outside our control. The marketing channels that we employ may also become more crowded and saturated by other cloud-based software platforms, which may decrease the effectiveness of our marketing campaigns. Our marketing initiatives may become increasingly expensive and generating a meaningful return on these initiatives may be difficult. Even if we successfully increase revenue as a result of our paid marketing efforts, it may not offset the additional marketing expenses we incur. If our marketing efforts to help grow our business are not effective, we expect that our business, financial condition, and results of operations could be adversely affected.

Negative publicity about us, our partners, vendors, and other service providers, or the financial services technology industry, could adversely affect our business, results of operations, financial condition, and future prospects.

Negative publicity about us, our partners or the financial services technology industry, including the transparency, fairness, user experience, quality, and reliability of our platform, our or our partners' privacy, data protection and information security practices, litigation, regulatory activity, misconduct by our employees, partners, vendors, or other service providers, or others in the financial services technology industry, the experience of consumers with our platform or services, or with our customers, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our platform by customers and their consumers, which could harm our reputation and cause a loss of confidence in our platform. Any such reputational harm could further affect the behavior of customers and their consumers, including their willingness to use our platform. As a result, our business, results of operations, financial condition, and future prospects would be materially and adversely affected.

Our company culture has contributed to our success and if we cannot maintain and evolve our culture as we grow, our business could be adversely affected.

We believe that our company culture has been critical to our success. We have invested substantial time and resources in building out our team with an emphasis on our shared beliefs and practices and a commitment to diversity and inclusion.

We face a number of challenges that may affect our ability to sustain our corporate culture, including:

- failure to identify, attract, reward, and retain people in our organization who share and further our culture, values, and mission;

- the increasing size and geographic diversity of our workforce, including as a result of remote work;

- competitive pressures to move in directions that may divert us from our mission, vision, and values;

- the continued challenges of a rapidly evolving industry;

- the increasing need to develop expertise in new areas of business that affect us;

- any negative perception of our response to employee sentiment related to political or social causes or actions of management;

- employee concerns regarding workforce reductions we have taken or may need to take in the future;

- harm to employee morale due to workforce reductions;

- challenges in our business and the macroeconomic environment; and

- the integration of new personnel and businesses from acquisitions.

If we are not able to maintain and evolve our culture, our business, financial condition, and results of operations could be adversely affected.

If we are unable to effectively combat the increasing number and sophistication of fraudulent activities by third parties using our platform, we may suffer losses, which may be substantial, and lose the confidence of our customers, and government agencies and our business, financial condition, and results of operations may be adversely affected.

The title industry has been experiencing an increasing number of fraudulent activities by third parties, and those fraudulent activities are becoming increasingly sophisticated. Although we do not believe that any of this activity is uniquely targeted at our platform or business, this type of fraudulent activity may adversely affect our title business. In addition to any losses that may result from such fraud, which may be substantial, a loss of confidence by our customers, or governmental agencies in our ability to prevent fraudulent activity that is perpetrated through our software platform or business may seriously harm our business and damage its brand. As fraudulent activities become more pervasive and increasingly sophisticated, and fraud detection and prevention measures must become correspondingly more complex to combat them across the various industries in which we operate, we may implement risk control mechanisms that could make it more difficult for legitimate users to obtain access to and use our platform, which could result in lost revenue and adversely affect our business, financial condition, and results of operations. High profile fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negative publicity, and the erosion of trust from our customers and consumers, and our business, financial condition, and results of operations could be adversely affected.

Our presence outside the United States and any future international expansion strategy will subject us to additional costs and risks and our plans may not be successful.

We are considering expanding our presence internationally. In addition, in connection with our acquisition of Title365, we acquired Title365's India operations, which we expect to expand. Operating outside of the United States may require significant management attention to oversee operations over a broad geographic area with varying cultural norms and customs, in addition to placing strain on our finance, analytics, compliance, legal, engineering, and operations teams. We may incur significant operating expenses and may not be successful in our international expansion for a variety of reasons, including:

- recruiting and retaining talented and capable employees in foreign countries and maintaining our company culture across all of our offices;

- an inability to attract and retain customers;

- complying with varying laws and regulatory standards, including with respect to financial services, labor and employment, data privacy, data protection, information security, tax, and local regulatory restrictions;

- obtaining any required government approvals, licenses, or other authorizations;

- varying levels of Internet and mobile technology adoption and infrastructure;

- currency exchange restrictions or costs and exchange rate fluctuations;

- operating in jurisdictions that do not protect intellectual property rights in the same manner or to the same extent as the United States;

- public health concerns or emergencies, such as the COVID-19 pandemic and other highly communicable diseases or viruses (which COVID-19 pandemic has had a disproportionate impact on India), outbreaks of which have from time to time occurred, and which may occur, in various parts of the world in which we operate or may operate in the future; and

- limitations on the repatriation and investment of funds as well as foreign currency exchange restrictions.

Our lack of experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake may not be successful. If we invest substantial time and resources to expand our operations internationally and are unable to manage these risks effectively, our business, financial condition, and results of operations could be adversely affected.

In addition, international expansion may increase our risks in complying with various laws and standards, including with respect to anti-corruption, anti-bribery, export controls, and trade and economic sanctions.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

Historically, we have financed our operations primarily through equity issuances and cash collections from our customers. In 2021, we also entered into a credit agreement that provides for a term facility and a revolving facility. The term facility was fully drawn at closing to provide, in part, the consideration being paid in connection with our acquisition of Title365. To support growing our business and to effectively compete, we must have sufficient capital to continue to make significant investments in our platform. We intend to continue to make investments to support the growth of our business and may require additional funds to respond to business challenges, including the need to develop new platform features and services or enhance our existing platform, improve our operating infrastructure, or acquire complementary businesses and technologies. Additionally, we may consider adopting various employee compensation programs from time to time. The adoption of various employee compensation programs could result in us paying a greater percentage of our employees' compensation in the form of cash or equity. This could result in us using a larger amount of our cash reserves for the payment of compensation in future periods or could result in us granting a greater number of our shares subject to equity awards, which could increase our overall dilution, increase our stock-based compensation expense for financial accounting purposes, and increase our tax withholding and remittance obligations. How we determine any such tax withholding obligations would be satisfied could further impact our cash position or increase dilution.

Although we currently anticipate that our existing cash, cash equivalents, and marketable securities and cash collections from our customers will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months, we may require additional financing. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity, equity-linked securities, or convertible debt securities, our existing stockholders could suffer significant dilution, and any new securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A common stock.

We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, and operating performance and the condition of the capital markets at the time we seek financing. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business, financial condition, and results of operations could be adversely affected.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of the New York Stock Exchange. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our systems, processes, and personnel.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems does not perform as expected, we may continue to experience material weaknesses in our controls.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. After our acquisition of Title365, we determined that a material weakness existed in our internal controls over financial reporting related to the accounting for the Company's business combination, including a lack of sufficient precision in the performance of reviews supporting the prospective financial information used in the customer relationship intangible asset valuation and a lack of adequate documentation to provide evidence of operating effectiveness of an associated management review control. While the material weakness was remediated, additional weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future.

Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange. As a public company, we are required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore required to provide an annual management report on the effectiveness of our internal control over financial reporting as of December 31, 2022, commencing with this Annual Report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company as defined in the Jumpstart Our Business Startups Act ("JOBS Act"). At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business and results of operations and could cause a decline in the price of our Class A common stock.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the amounts reported and disclosed in our consolidated financial statements and accompanying notes. We base our estimates and assumptions on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, stock-based compensation, valuations of acquired intangible assets and redeemable noncontrolling interest, and common stock valuations. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of industry or financial analysts and investors, resulting in a decline in the trading price of our Class A common stock.

Additionally, U.S. GAAP is subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions completed before the announcement of a change. It is difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could adversely affect our reported results of operations.

Operating as a public company requires us to incur substantial costs and requires substantial management attention. In addition, key members of our management team have limited experience managing a public company.

As a public company, we have incurred and will continue to incur substantial legal, accounting, and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act, the Dodd–Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, the rules and regulations of the SEC, and the listing standards of the New York Stock Exchange. For example, the Exchange Act requires, among other things, we file annual, quarterly, and current reports with respect to our business, financial condition, and results of operations. Compliance with these rules and regulations has increased and will continue to increase our legal and financial compliance costs, and increase demand on our systems, particularly after we are no longer an emerging growth company. In addition, as a public company, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management, and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in this Annual Report on Form 10-K and in other filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors.

Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our ongoing operations as a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, and our business, financial condition, and results of operations could be adversely affected.

Failures at financial institutions at which we deposit funds or maintain investments could adversely affect us.

We deposit substantial funds in financial institutions and may, from time to time, maintain cash balances at such financial institutions in excess of the Federal Deposit Insurance Corporation Limit. These funds include amounts in our operating accounts, which are held primarily at three financial institutions and used for our day-to-day business operations. We also hold investments and settled funds in accounts held at financial institutions acting as brokers or custodians. In addition, we deposit certain funds owned by third parties, such as escrow deposits, in financial institutions. In recent weeks, there has been significant volatility and instability among banks and financial institutions. For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver, and for a period of time, customers of the bank did not have access to their funds and there was uncertainty as to when, if at all, customers would have access to funds in excess of the FDIC insured amounts. Should one or more of the financial institutions at which deposits are maintained fail, there is no guarantee as to the extent that we would recover the funds deposited, whether through Federal Deposit Insurance Corporation coverage or otherwise, or the timing of any recovery. In the event of any such failure, we also could be held liable for the funds owned by third parties. Further, certain of our investments and settled funds are held at financial institutions. Should one or more of the financial institutions acting as brokers or custodians for our investments and settled funds fail, there may be a delay or some uncertainty in our ability to take possession of, or fully recover, all of our investments or settled funds.

Risks Related to Our Legal and Regulatory Environment

We may be subject to claims, lawsuits, government investigations, and other proceedings that may adversely affect our business, financial condition, and results of operations.

We face potential liability, expenses for legal claims, and harm to our business relating to the nature of our business generally, and with the lending and financial services we enable. We, or our partners, vendors, or other service providers, may be subject to claims, lawsuits, arbitration proceedings, government investigations and other legal, regulatory and other administrative proceedings in the ordinary course of business, including those involving compliance with regulatory requirements, personal injury, property damage, worker classification, labor and employment, anti-discrimination, commercial disputes, competition, consumer complaints, intellectual property disputes, and other matters, and we may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings as our business grows and as we deploy new services.

In addition, a number of participants in the consumer financial and real estate settlement services industries have been the subject of putative class action lawsuits, state attorney general actions, other state regulatory actions, and federal regulatory enforcement actions, including actions relating to alleged unfair, deceptive, or abusive acts or practices, violations of state licensing and disclosure laws and actions alleging discrimination on the basis of race, ethnicity, gender, or other prohibited bases. The current regulatory environment, increased regulatory compliance efforts, and enhanced regulatory enforcement have resulted in us undertaking significant time-consuming and expensive operational and compliance efforts, which may delay or preclude our ability to provide certain new products and services to our customers and/or delay adoption of new products and services by our customers. There is no assurance that these regulatory matters or other factors will not, in the future, affect how we conduct our business and, in turn, have an adverse effect on our business, financial condition, and results of operations. In particular, legal proceedings brought under state consumer protection statutes or under several of the various federal consumer financial services statutes may result in a separate fine assessed for each statutory and regulatory violation or substantial damages from class action lawsuits, potentially in excess of the amounts we earned from the underlying activities.

The results of any such claims, lawsuits, arbitration proceedings, government investigations, or other legal or regulatory proceedings cannot be predicted with any degree of certainty. Any claims against us, or our partners, vendors, or other service providers, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, subject us to adverse media coverage, require significant management attention and divert significant resources. Determining reserves for pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our business, financial condition, and results of operations. These proceedings, including those involving our partners, vendors, and other third parties, could also result in harm to our reputation and brand, sanctions, consent decrees, injunctions or other orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition, and results of operations. Furthermore, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business and partners and current and former directors and officers.

We also include arbitration and class action waiver provisions in our terms of service with many of our consumers. These provisions are intended to streamline the litigation process for all parties involved, as they can in some cases be faster and less costly than litigating disputes in state or federal court. However, arbitration can be costly and burdensome, and the use of arbitration and class action waiver provisions subjects us to certain risks to our reputation and brand, as these provisions have been the subject of increasing public scrutiny. In order to minimize these risks to our reputation and brand, we may limit our use of arbitration and class action waiver provisions or be required to do so in a legal or regulatory proceeding, either of which could cause an increase in our litigation costs and exposure.

Further, with the potential for conflicting rules regarding the scope and enforceability of arbitration and class action waivers on a state-by-state basis, as well as between state and federal law, there is a risk that some or all of our arbitration and class action waiver provisions could be subject to challenge or may need to be revised to exempt certain categories of protection. The enforceability of arbitration and class action waiver provisions has often been challenged, particularly recently, and if those challenges are successful, these provisions could be found to be unenforceable, in whole or in part, or specific claims could be required to be exempted. Any judicial decisions, legislation, or other rules or regulations that impair our ability to enter into and enforce our arbitration agreements and class action waivers could significantly increase our exposure to potentially costly lawsuits, our costs to litigate disputes, and the time involved in resolving such disputes, each of which could adversely affect our business, financial condition, and results of operations.

Our customers are, and in some cases we are or may be, subject to, and we facilitate compliance with, a variety of federal, state, and local laws, including those related to consumer protection and financial services.

Our customers and prospective customers are highly regulated and are generally required to comply with stringent regulations in connection with performing business functions that our products and services address; we facilitate compliance with these regulatory requirements. While we currently operate our business in an effort to ensure our business itself is not subject to extensive regulation, there is a risk that certain regulations could become applicable to us, including as we expand the functionality of and services offered through the platform. In addition, we and our partners, vendors, and other service providers must comply with laws and regulatory regimes that apply to us directly and our partners, vendors, and other service providers indirectly, including through certain of our products, as a technology provider to financial services firms, and in areas such as privacy, information security and data protection, and our contractual relationships with our customers.

In particular, certain laws, regulations, and rules our customers are subject to, and we facilitate compliance with, include the:

- TILA, and Regulation Z promulgated thereunder, and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their loans and credit transactions, and require creditors to comply with certain lending practice restrictions as well as the TILA-RESPA Integrated Disclosure rule, or TRID, which imposes specific requirements around the collection of information, charging of fees, and disclosure of specific loan terms and costs upon receipt of an application for credit;

- RESPA, and Regulation X, which require certain disclosures to be made to the borrower at application, as to the financial services firm's good faith estimate of loan origination costs, and at closing with respect to the real estate settlement statement; prohibits giving or accepting any fee, kickback or a thing of value for the referral of real estate settlement services or accepting a portion or split of a settlement fee other than for services actually provided; for affiliated business relationships, prohibits receiving anything other than a legitimate return on ownership, requiring use of an affiliate, and failing to provide a disclosure of the affiliate relationship;

- ECOA, and Regulation B promulgated thereunder, and similar state fair lending laws, which prohibit creditors from discouraging or discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant's income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act;

- FCRA, and Regulation V promulgated thereunder, impose certain obligations on consumer reporting agencies, users of consumer reports and those that furnish information to consumer reporting agencies, including obligations relating to obtaining consumer reports, marketing using consumer reports, taking adverse action on the basis of information from consumer reports and protecting the privacy and security of consumer reports and consumer report information;

- Section 5 of the FTC Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive or abusive acts or practices in connection with any consumer financial product or service, and analogous state laws prohibiting unfair, deceptive or abusive acts or practices;

- GLBA, and Regulation P promulgated thereunder, which include limitations on financial services firms' disclosure of nonpublic personal information about a consumer to nonaffiliated third parties, in certain circumstances requires financial services firms to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information, and requires financial services firms to disclose certain privacy notices and practices with respect to information sharing with affiliated and unaffiliated entities as well as to safeguard personal borrower information, and other laws and regulations relating to privacy and security;

- EFTA, and Regulation E promulgated thereunder, which provide guidelines and restrictions on the electronic transfer of funds from consumers' bank accounts, including requirements for overdraft services and a prohibition on a creditor requiring a consumer to repay a credit agreement in preauthorized (recurring) electronic fund transfers and disclosure and authorization requirements in connection with such transfers;

- HPA, which requires certain disclosures and the cancellation or termination of mortgage insurance once certain equity levels are reached;

- HMDA, and Regulation C, which require reporting of loan origination data, including the number of loan applications taken, approved, denied and withdrawn;

- Fair Housing Act, or FHA, which prohibits discrimination in housing on the basis of race, sex, national origin, and certain other characteristics;

- SAFE Act, which imposes state licensing requirements on mortgage loan originators;

- state laws and regulations impose requirements related to unfair or deceptive business practices and consumer protection, as well as other state laws relating to privacy, data protection, information security, and conduct in connection with data breaches;

- TCPA, and the regulations promulgated thereunder, which impose various consumer consent requirements and other restrictions in connection with telemarketing activity and other communication with consumers by phone, fax or text message, and which provide guidelines designed to safeguard consumer privacy in connection with such communications;

- CAN-SPAM Act, and the TSR, and analogous state laws, which impose various restrictions on marketing conducted by use of email, telephone, fax or text message;

- ESIGN Act, and similar state laws, particularly UETA, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures and which require financial services firms to obtain a consumer's consent to electronically receive disclosures required under federal and state laws and regulations;

- ADA, which has been interpreted to include websites as "places of public accommodations" that must meet certain federal requirements related to access and use;

- RFPA, and similar state laws enacted to provide the financial records of financial services firms' customers a reasonable amount of privacy from government scrutiny;

- BSA, and the USA PATRIOT Act, which relate to compliance with anti-money laundering, borrower due diligence and record-keeping policies and procedures;

- the regulations promulgated by OFAC, under the U.S. Treasury Department related to the administration and enforcement of sanctions against foreign jurisdictions and persons that threaten U.S. foreign policy and national security goals, primarily to prevent targeted jurisdictions and persons from accessing the U.S. financial system; and

- other state-specific and local laws and regulations.

In addition to the laws, regulations, and rules that apply to our customers, and that we facilitate compliance with, we, in our capacity as a service provider to financial services firms and as a provider of marketplace services directly to consumers, and our partners, vendors, and other service providers, may be deemed to be subject to certain laws, regulations, and rules through our relationships with our customers including RESPA, FCRA, FTC Act, GLBA, FHA, TCPA, CAN-SPAM Act, TSR, ESIGN Act, ADA, OFAC, and state-specific laws and regulations, including those that impose requirements related to unfair or deceptive business practices and consumer protection, as well as other state laws relating to privacy, information security, and conduct in connection with data breaches. We may also be examined on a periodic basis by various regulatory agencies and may be required to review certain of our partners, vendors, or other service providers. These potential examinations may lead to increased regulatory compliance efforts that are time-consuming and expensive operationally. Matters subject to review and examination by federal and state regulatory agencies and external auditors include our internal information technology controls in connection with our performance of services, the agreements giving rise to these activities, and the design of our platform. Any inability to satisfy these examinations and maintain compliance with applicable regulations could adversely affect our ability to conduct our business, including attracting and maintaining customers.

In addition, we are currently subject to a variety of, and may in the future become subject to, additional, federal, state, and local laws that are continuously changing, including laws related to: the real estate brokerage, title and settlement services, consumer reporting agency services, and property and casualty insurance industries; mobile- and internet-based businesses; and information security, advertising, privacy, data protection, and consumer protection. These laws can be costly to comply with, require significant management attention, and could subject us to claims, government enforcement actions, civil and criminal liability, or other remedies, including revocation of licenses and suspension of business operations.

Furthermore, federal and state officials are discussing various potential changes to laws and regulations that could impact us, including the reform of government-sponsored enterprises such as the Federal National Mortgage Association, or Fannie Mae, and the Federal Home Loan Mortgage Corporation, or Freddie Mac, and additional data privacy laws and regulations, among others. Changes in these areas, generally in the regulatory environment in which we operate and our customers operate, could adversely impact the volume of mortgage originations in the United States and our competitive position and results of operations.

While we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance can be given that our compliance policies and procedures will be effective. Compliance with these requirements is also costly, time-consuming and limits our operational flexibility. Additionally, Congress, the states and regulatory agencies, as well as local municipalities, could further regulate the consumer financial services and adjacent industries in ways that make it more difficult or costly for us to offer our platform and related services. These laws also are often subject to changes that could severely limit the operations of our business model. Further, changes in the regulatory application or judicial interpretation of the laws and regulations applicable to financial services firms also could impact the manner in which we conduct our business.

The regulatory environment in which financial services firms operate has become increasingly complex, and following the financial crisis that began in 2008, supervisory efforts to apply relevant laws, regulations and policies have become more intense. For example, California has enacted legislation to create a "mini-CFPB," which could strengthen state consumer protection authority of state regulators over unfair, deceptive, or abusive acts and practices. Nevertheless, if we or our partners, vendors or other service providers are found to not comply with applicable laws, we could become subject to greater scrutiny by federal and state regulatory agencies, or face other sanctions, which may have an adverse effect on our ability to continue to provide our services or make our platform available in particular states, or utilize the services of third-party providers, which may harm our business. In addition, non-compliance could subject us to damages, class action lawsuits, administrative enforcement actions, rescission rights held by investors in securities offerings and civil and criminal liability, all of which would adversely affect our business, financial condition, and results of operations.

Changes in laws or regulations relating to privacy, information security, data protection, or the protection or transfer of personal information, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations relating to privacy, information security, data protection, or the protection or transfer of personal information, could adversely affect our business.

We, and our partners, vendors, and other service providers, receive, collect, use, disclose, share, transfer, transmit, process, and store a large volume of personal information and other sensitive data relating to individuals, such as consumers and our employees. Our collection, use, receipt, and other processing of data in our business subjects us to numerous state, federal, and foreign laws and regulations, addressing privacy, information security, data protection, and the collection, storing, sharing, use, transfer, disclosure, protection, and processing of certain types of data. Such regulations include, for example, the GLBA, Children's Online Privacy Protection Act, Personal Information Protection and Electronic Documents Act, CAN-SPAM, Canada's Anti-Spam Law, TCPA, FCRA, FTC Act, California Consumer Privacy Act, or CCPA, and the California Privacy Rights Act, or CPRA. These laws, rules, and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation, and changes in interpretation or enforcement, and may be inconsistent from one jurisdiction to another.

For example, on October 27, 2021, the Federal Trade Commission, or the FTC, issued a final rule to amend the GLBA's Safeguards Rule, which requires covered financial services firms, which may include some of our customers, to develop, implement, and maintain a comprehensive information security program. The final rule provides more prescriptive security controls that financial services firms will be required to implement, such as specific access and authentication controls, risk assessment requirements, and oversight by designation of a Qualified Individual who will be required to provide annual written reports to the board of directors or equivalent governing body. In addition, the FTC has brought enforcement actions against service providers of financial services firms directly and against financial services firms for failures by service providers to implement appropriate controls to safeguard consumers' personal information.

As another example, the CCPA went into effect on January 1, 2020, and, among other things, requires new disclosures to California consumers and affords such consumers new data privacy rights, including, among other things, the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to opt out of certain sales of personal information. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties of up to $7,500 per violation. The CCPA also provides a private right of action for certain data breaches that is expected to increase data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act, or CPRA, was approved by California voters in the November 3, 2020 election, and significantly modifies the CCPA, including expanding California consumers' rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts. The CPRA created obligations relating to consumer data beginning on January 1, 2022 and enforcement of the law begins on July 1, 2023. Implementing regulations have been proposed but not finalized. Some observers have noted the CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could also increase our potential liability and adversely affect our business. For example, the CCPA has encouraged "copycat" or other similar laws to be considered and proposed in other states across the country. Laws similar to the CCPA and CPRA have been enacted in Virginia (the Virginia Consumer Data Protection Act, or VCDPA, which went into effect on January 1, 2023), Colorado (the Colorado Privacy Act, or CPA, which goes into effect on July 1, 2023), Utah (the Utah Consumer Privacy Act, or UCPA, which goes into effect on December 31, 2023) and Connecticut (the Connecticut Data Privacy Act, or CDPA, which goes into effect on July 1, 2023). The California Age-Appropriate Design Code Act (CAADCA), which expands the CPRA for businesses with websites that are likely to be accessed by children, was signed into law on September 15, 2022 and goes into effect on July 1, 2024.

The CCPA, CPRA, CAADCA, VCDPA, CPA, UCPA and CDPA and other changes in laws or regulations relating to privacy, data protection, and information security, particularly any new or modified laws or regulations, or changes to the interpretation or enforcement of laws or regulations like the GLBA, that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer, or disclosure, could greatly increase the cost of providing our platform, require significant changes to our operations, or even prevent us from providing our platform in jurisdictions in which we currently operate and in which we may operate in the future. Certain other state laws impose similar privacy, data protection, and information security obligations and we also expect that more states may enact legislation similar to the CCPA, CPRA, CAADCA, VCDPA, CPA, UCPA and CDPA which provide consumers with new privacy rights and increase the privacy, data protection, and information security obligations of entities handling certain personal information of such consumers. The CCPA has prompted a number of proposals for new federal and state-level privacy legislation. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions, and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data, and could result in increased compliance costs and/or changes in business practices and policies. In addition, some jurisdictions, such as New York, Massachusetts, and Nevada have enacted more generalized information security laws that apply to certain data that we process. We cannot yet fully determine the impact these or future laws, rules, regulations, and industry standards may have on our business or operations. Any such laws, rules, regulations, and industry standards may be inconsistent among different jurisdictions, subject to differing interpretations, or may conflict with our current or future practices. Additionally, our customers may be subject to differing privacy laws, rules, and legislation, which may mean that they require us to be bound by varying contractual requirements applicable to certain other jurisdictions. Adherence to such contractual requirements may impact our collection, use, processing, storage, sharing, and disclosure of various types of information including financial information and other personal information, and may mean we become bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters that may further change as laws, rules, and regulations evolve. Complying with these requirements and other actual or asserted obligations, and changing our policies and practices may be onerous and costly, and we may not be able to respond quickly or effectively to regulatory, legislative and other developments. These changes may in turn impair our ability to offer our existing or planned products and services and/or increase our cost of doing business.

Additionally, we have incurred, and may continue to incur, significant expenses in an effort to comply with privacy, data protection, and information security standards and protocols imposed by law, regulation, industry standards, or contractual obligations. In particular, with laws and regulations such as the GLBA, CCPA, CPRA, CAADCA, VCDPA, CPA, UCPA, CDPA and potentially other laws and regulations that may be proposed or amended, imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices and may incur significant costs and expenses in an effort to do so.

As our business grows, we may become subject to privacy, data protection, and information security laws from other jurisdictions outside of the United States, potentially including the General Data Protection Regulation, or the GDPR. The GDPR governs the collection, use, disclosure, transfer or other processing of personal data of European persons. Among other things, the GDPR imposes requirements regarding the security of personal data and notification of data processing obligations to competent national data processing authorities, provides for lawful bases on which personal data can be processed, provides for an expansive definition of personal data and requires changes to informed consent practices. In addition, the GDPR provides for heightened scrutiny of transfers of personal data from the European Economic Area, or EEA, to the United States and other jurisdictions that the European Commission does not recognize as having "adequate" data protection laws, and imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of an enterprise's consolidated annual worldwide gross revenue). The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations. Further, the United Kingdom has implemented legislation that substantially implements the GDPR in the United Kingdom, which legislation provides for penalties for violations of up to the greater of 17.5 million British pounds or 4% of an enterprise's consolidated annual worldwide gross revenue. If we expand our business into the EEA and/or the United Kingdom, we will need to comply with the GDPR and data protection laws of the United Kingdom. This will involve significant resources and expense and may also impair our ability to offer our existing or planned features, products and services and/or increase our cost of doing business.

Despite our efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that our interpretations of the law, practices, or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations, or obligations. Our failure, or the failure by our partners, vendors, service providers, or customers, to comply with applicable laws or regulations, applicable policies or documentation, or any other actual or asserted obligations relating to privacy, data protection, or information security, or any compromise of security that results in unauthorized access to, or use, release, disclosure, or other processing of personal information or other data relating to consumers or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing customers and consumers from using our platform, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, financial condition, and results of operations. Even if not subject to legal challenge, the perception of privacy, data protection, or information security concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition, and results of operations.

A heightened regulatory environment in the financial services industry may have an adverse impact on our customers and our business.

Since the enactment of the Dodd-Frank Act, a number of substantial regulations affecting the supervision and operation of the financial services industry within the United States have been adopted, including those that establish the CFPB. The CFPB has issued guidance that applies to, and conducts direct examinations of, "supervised banks and nonbanks" as well as "supervised service providers" like us. In addition, the CFPB regulates consumer financial products and services. Certain of our partners are also subject to regulation by federal and state authorities and, as a result, could pass through some of those compliance obligations to us.

To the extent this oversight or regulation negatively impacts our customers, our business, financial condition, and results of operations could be adversely affected because, among other matters, our customers could have less capacity to purchase products and services from us, could decide to avoid or abandon certain lines of business, or could seek to pass on increased costs to us by re-negotiating their agreements with us. Additional regulation, examination, and oversight of us could require us to modify the manner in which we contract with or provide products and services to our customers, directly or indirectly limit how much we can charge for our products and services, require us to invest additional time and resources to comply with such oversight and regulations, or limit our ability to update our existing products and services, or require us to develop new ones. Any of these events, if realized, could adversely affect our business, financial condition, and results of operations.

Failure to obtain or maintain state licenses or other regulatory infractions resulting in license revocation could impact our ability to offer products and services.

Our ability to obtain or maintain state licenses for the services offered through our platform, including for our property and casualty insurance agency, title insurance agency, and real estate brokerage business, depends on our ability to meet licensing requirements established by the applicable regulatory agency and adopted by each state, subject to variations across states. In addition, as we expand the functionality of and services offered through the platform, or if a regulator determines that the services offered through the platform require licensing, we may be required to obtain additional licensing and incur additional costs. If we are unable to satisfy the applicable licensing requirements of any particular state, we could lose our license to do business in such state, which would result in the temporary or permanent cessation of our operations in that state. Alternatively, if we are unable to satisfy, or if a regulator determines that we have not satisfied, applicable state licensing requirements, we may be subject to additional regulatory oversight, have our license suspended or may incur additional costs or regulatory infractions. Any such events could adversely affect our business, financial condition, and results of operations.

Regulation of title insurance rates and relationships with insurance underwriters could adversely affect our title insurance business.

We are subject to extensive rate regulation by the applicable state agencies in the jurisdictions in which our title insurance business operates. Title insurance rates are regulated differently in various states, with some states requiring us to file and receive approval of rates before such rates become effective and some states promulgating the rates that can be charged. These regulations could hinder our ability to promptly adapt to changing market dynamics through price adjustments, which could adversely affect our business, financial condition, and results of operations, particularly in a rapidly declining market.

Further, we derive a significant portion of our commission revenue from a limited number of insurance underwriters, the loss of which would result in additional expense and loss of market share. If we lose our relationships with insurance underwriters, fail to maintain good relationships with insurance underwriters, become dependent upon a limited number of insurance underwriters, or fail to develop new insurance underwriter relationships, our business, financial condition, and results of operations could be adversely affected.

Our position as an agent utilizing partners, vendors, and other service providers for issuing a significant amount of title and property and casualty insurance policies could adversely affect the frequency and severity of claims.

In our position as a licensed insurance agent, we may perform the search and examination function for policies we issue on behalf of underwriters or we may purchase a search product from another partner, vendor, or service provider. In either case, we are responsible for ensuring that the search and examination is completed. Our relationship with each title and property and casualty insurance underwriter is governed by an agency agreement defining how an insurance policy is issued on their behalf. The agency agreement also sets forth our liability to the underwriter for policy losses attributable to our errors. Periodic audits by our underwriters are also conducted. Despite our efforts to monitor partners, vendors, and other service providers with whom we transact business, there is no guarantee that they will comply with their contractual obligations. Furthermore, we cannot be certain that, due to changes in the regulatory environment and litigation trends, we will not be held liable for errors and omissions by these vendors. Accordingly, our use of partners, vendors, and other service providers could adversely impact the frequency and severity of claims, and any such impact could adversely affect our business, financial condition, and results of operations.

We and our insurance carriers and underwriters are subject to extensive insurance industry regulations.

In the United States, each state regulator retains the authority to license insurance agencies in their states, and an insurance agency generally may not operate in a state in which it is not licensed. Accordingly, we are not permitted to sell insurance to residents of states and territories of the United States in which we are not licensed.

Employees who engage in the solicitation, negotiation, or sale of insurance, or provide certain other insurance services, generally are required to be licensed individually. Insurance, including related laws and regulations, govern whether licensees may share commissions with unlicensed entities and individuals and, in the context of real estate settlement transactions, such payments are also subject to RESPA restrictions as it relates to splitting or sharing settlement service fees. We believe that any payments we make to third parties are in compliance with applicable laws. However, should any regulatory agency take a contrary position and prevail, we will be required to change the manner in which we pay fees to such employees or principals or require entities receiving such payments to become registered or licensed.

Our insurance products are subject to extensive regulation and supervision in the states in which we transact business by the individual state insurance departments. This regulation is generally designed to protect the interests of consumers, and not necessarily the interests of insurers or agents, their shareholders or other investors. For example, state insurance laws are generally prescriptive with respect to the content and timeliness of notices we must provide policyholders. States have also adopted legislation defining and prohibiting unfair methods of competition and unfair or deceptive acts and practices in the business of insurance that may apply to insurance agencies. Noncompliance with any of such state statutes may subject us to regulatory action by the relevant state insurance regulator, and, in certain states, private litigation. In addition, we cannot predict the impact that any new laws, rules or regulations may have on our business and financial results. States also regulate various aspects of the contractual relationships between insurers and independent agents. The California Department of Insurance, the insurance regulatory authority in the State of California, as well as the insurance regulators of other states in which we are licensed to sell insurance may also conduct periodic examinations. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive, or other corrective action.

Although state insurance regulators have primary responsibility for administering and enforcing insurance regulations in the United States, such laws and regulations are further administered and enforced by a number of additional governmental authorities, each of which exercises a degree of interpretive latitude, including state securities administrators, state attorneys general as well as federal agencies including the Federal Reserve Board, the Federal Insurance Office and the U.S. Department of Justice. Consequently, compliance with any particular regulator's or enforcement authority's interpretation of a legal issue may not result in compliance with another's interpretation of the same issue, particularly when compliance is judged in hindsight.

We may be subject to restrictions, actions and claims relating to the advertising, marketing and sale of insurance, including the suitability of such products and services. Actions and claims may result in the rescission of such sales; consequently, insurance carriers may seek to recoup commissions paid to us, which may lead to legal action against us. The outcome of such restrictions or actions cannot be predicted and such restrictions, claims or actions could have a material adverse effect on our business, financial condition and results of operations.

Additionally, regulations affecting insurance carriers and underwriters with which we place business may affect how we conduct our operations. Insurers are also regulated by state insurance departments for solvency issues and are subject to reserve requirements. We cannot guarantee that all insurance carriers and underwriters with whom we do business comply with regulations instituted by state insurance departments. We may need to expend resources to address questions or concerns regarding our relationships with these insurers and underwriters, diverting management resources away from operating our business, which could adversely affect our business, financial condition, and results of operations.

The CFPB is a relatively new agency that has sometimes taken expansive views of its authority to regulate consumer financial services, creating uncertainty as to how the agency's actions or the actions of any other new agency could adversely affect our business, financial condition, and results of operations.

The CFPB, which commenced operations in July 2011, has broad authority to create and modify regulations under federal consumer financial protection laws and regulations, such as TILA and Regulation Z, ECOA and Regulation B, FCRA and Regulation V, the EFTA and Regulation E, among other regulations, and to enforce compliance with those laws. The CFPB supervises banks, thrifts, and credit unions with assets over $10 billion and examines certain of our customers. Further, the CFPB is charged with the examination and supervision of certain participants in the consumer financial services market, including larger participants in other areas of financial services. The CFPB is also authorized to prevent "unfair, deceptive or abusive acts or practices" through its rulemaking, supervisory, and enforcement authority. To assist in its enforcement, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus. The CFPB may also request reports concerning our organization, business conduct, markets and activities and conduct on-site examinations of our business on a periodic basis if the CFPB were to determine, through its complaint system, that we were engaging in activities that pose risks to consumers.

Although we have committed resources to enhancing our compliance programs, actions by the CFPB (or other regulators) against us, our customers or our competitors could discourage the use of our services or those of our customers, which could result in reputational harm, a loss of customers, or discourage the use of our or their services and adversely affect our business. If the CFPB changes regulations that were adopted in the past by other regulators and transferred to the CFPB by the Dodd-Frank Act, or modifies through supervision or enforcement, past regulatory guidance or interprets existing regulations in a different or stricter manner than they have been interpreted in the past by us, the industry or other regulators, our compliance costs and litigation exposure could increase materially. If the CFPB, or another regulator, were to issue a consent decree or other similar order against us, this could also directly or indirectly adversely affect our business, financial condition, and results of operations.

Our compliance and operational costs and litigation exposure could increase if and when the CFPB amends or finalizes any proposed regulations, including the regulations discussed above or if the CFPB or other regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted.

Our business could be adversely impacted by changes in the Internet and mobile device accessibility of consumers, and our software platform's failure to comply with existing or future laws governing the Internet and mobile devices.

Our business depends on consumers' access to our platform via the Internet and/or a mobile device. We may operate in jurisdictions that provide limited Internet connectivity, particularly if we expand internationally. Internet access and access to a mobile device are frequently provided by companies with significant market power that could take actions that degrade, disrupt, or increase the cost of consumers' ability to access our platform. In addition, the Internet infrastructure that we and users of our platform rely on in any particular geographic area may be unable to support the demands placed upon it. Any such failure in Internet or mobile device accessibility, even for a short period of time, could adversely affect our business, financial condition, and results of operations.

Moreover, the application of laws and regulations to online platforms is constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth and availability of the Internet and online offerings, require us to change our business practices, or raise compliance costs or other costs of doing business. These laws and regulations, which continue to evolve, cover consumer protection, advertising practices and provision of disclosures, among other things. Any failure, or perceived failure, by us, or our software platform, as applicable, to comply with any of these laws or regulations could result in damage to our reputation and brand a loss in business and proceedings or actions against us by governmental entities or others, which could adversely affect our business, financial condition, and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, data protection and other losses.

Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, data protection, damages caused by us to property or persons, or other liabilities relating to or arising from our platform, services, or other contractual obligations. Some of these indemnity agreements provide for uncapped liability for which we would be responsible, and some indemnity provisions survive termination or expiration of the applicable agreement. We also cannot be certain that any provisions in these agreements relating to limitations of liability would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim. Large indemnity payments could adversely affect our business, financial condition, and results of operations. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We generally contractually limit our liability with respect to such obligations, but we may still incur substantial liability related to such obligations and we may be required to cease use of certain functions of our platform or services as a result of any such claims. Any dispute with a customer or third party with respect to such obligations could harm our relationship with that customer or third party, as well as other existing customers and new customers, and adversely affect our business, financial condition and results of operations.

We are subject to various U.S. and international anti-corruption laws and other anti-bribery and anti-kickback laws and regulations.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, and other anti-corruption, and anti-bribery laws in the jurisdictions in which we do business, both domestic and abroad. These laws generally prohibit us and our employees from improperly influencing government officials or commercial parties in order to obtain or retain business, direct business to any person, or gain any improper advantage. The FCPA and other applicable anti-bribery and anti-corruption laws also may hold us liable for acts of corruption and bribery committed by our partners, representatives, and agents who are acting on our behalf. We and our partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these partners and intermediaries and our employees, representatives, contractors, and agents, even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that our employees and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible, and our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

Any violation of the FCPA or other applicable anti-bribery, and anti-corruption laws could result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, substantial diversion of management's attention, a drop in our stock price, or overall adverse consequences to our business, all of which may have an adverse effect on our reputation, business, financial condition, and results of operations.

Taxing authorities may successfully assert that we have not properly collected or remitted, or in the future should collect or remit, sales and use, gross receipts, value added, or similar taxes or withholding taxes, and may successfully impose additional obligations on us, and any such assessments, obligations, or inaccuracies could adversely affect our business, financial condition, and results of operations.

The application of indirect taxes, such as sales and use tax, value-added tax, goods and services tax, business tax and gross receipts tax, to platform businesses is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the adoption and growth of the Internet and e-commerce. Significant judgment is required on an ongoing basis to evaluate applicable tax obligations and as a result amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business. In addition, governments are increasingly looking for ways to increase revenue, which has resulted in discussions about tax reform and other legislative action to increase tax revenue, including through indirect taxes.

We may face various indirect tax audits in various U.S. jurisdictions. In certain jurisdictions, we collect and remit indirect taxes. However, tax authorities may raise questions about or challenge or disagree with our calculation, reporting or collection of taxes and may require us to collect taxes in jurisdictions in which we do not currently do so or to remit additional taxes and interest, and could impose associated penalties and fees. For example, after the U.S. Supreme Court decision in *South Dakota v. Wayfair Inc.*, certain states have adopted, or started to enforce, laws that may require the calculation, collection and remittance of taxes on sales in their jurisdictions, even if we do not have a physical presence in such jurisdictions. A successful assertion by one or more tax authorities requiring us to collect taxes in jurisdictions in which we do not currently do so or to collect additional taxes in a jurisdiction in which we currently collect taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, could harm our business, financial condition, and results of operations.

As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may adversely impact our results of operations in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.

Changes in, or interpretations of, U.S. and international tax laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

The tax regimes we are subject to or operate under are unsettled and may be subject to significant change. Changes in tax laws (including in response to the COVID-19 pandemic) or tax rulings, or changes in interpretations of existing laws, could cause us to be subject to additional income-based taxes and non-income taxes (such as payroll, sales, use, value-added, digital tax, net worth, property, and goods and services taxes), which in turn could materially affect our financial position and results of operations. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our customers' and our compliance, operating and other costs, as well as the costs of our products. For example, provisions enacted in the Tax Cuts and Jobs Act of 2017, or the Tax Act, related to the capitalization for tax purposes of research and experimental, or R&E expenditures became effective on January 1, 2022. Beginning January 1, 2022, all U.S. and non-U.S. based R&E expenditures must be capitalized and amortized over five and fifteen years, respectively. Additionally, on August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law, with tax provisions primarily focused on implementing a 15% minimum tax on global adjusted financial statement income, effective for tax years beginning after December 31, 2022, and a 1% excise tax on share repurchases occurring after December 31, 2022. Given its recent pronouncement, it is unclear at this time what, if any, impact the IRA will have on our company's tax rate and financial results. We will continue to evaluate the IRA's impact (if any) as further information becomes available. As we expand the scale of our business activities, any changes in the U.S. and international taxation of such activities may increase our effective tax rate and harm our business, financial condition, and results of operations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2022, we had net operating loss carryforwards, or NOLs, for federal and state income tax purposes of approximately $479.7 million and $546.1 million, respectively, available to reduce future taxable income. The federal net operating losses generated before 2018 will begin to expire in 2032. The federal net operating losses generated in and after 2018 may be carried forward indefinitely. The expiration of state NOL carryforwards vary by state and begin to expire in 2025. Further, as of December 31, 2022, we had research and development tax credits carryforwards for federal and state income tax purposes of approximately $16.3 million and $11.1 million, respectively, available to reduce future tax liabilities. Federal research and development tax credits will begin to expire in 2033 and the state research and development tax credits can be carried forward indefinitely. It is possible that we will not generate taxable income in time to use NOLs before their expiration, or at all. Under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change NOLs and other tax attributes, including research and development tax credits, to offset its post-change income may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5 percent stockholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Our ability to use NOLs and other tax attributes to reduce future taxable income and liabilities may be subject to annual limitations as a result of ownership changes that may occur in the future (which may be outside our control).

Under the Tax Act, as amended by the CARES Act, NOLs arising in tax years beginning after December 31, 2017 are subject to an 80% of taxable income limitation (as calculated before taking the NOLs into account) for tax years beginning after December 31, 2020. In addition, NOLs arising in tax years 2018, 2019, and 2020 are subject to a five-year carryback and indefinite carryforward, while NOLs arising in tax years beginning after December 31, 2020 also are subject to indefinite carryforward but cannot be carried back. Our NOLs may also be subject to limitations in other jurisdictions. In future years, if and when a net deferred tax asset is recognized related to our NOLs, the changes in the carryforward/carryback periods as well as the new limitation on use of NOLs may significantly impact our valuation allowance assessments for NOLs generated after December 31, 2017.

Risks Related to Our Acquisition of Title365

Adverse changes in economic conditions, especially those affecting the levels of real estate and mortgage activity, may reduce our revenue and earnings for Title365, which could adversely affect our business, financial condition, and results of operations.

Our business, financial condition, and results of operations are affected by changes in economic conditions, particularly mortgage interest rates, credit availability, real estate prices, inflation, and consumer confidence. Our revenue and earnings have fluctuated in the past due to the cyclical nature of the housing industry, and we expect them to fluctuate in the future.

The demand for our title and escrow offerings is dependent primarily on the volume of residential real estate transactions including, in particular, the number of refinances. The volume of these transactions historically has been influenced by such factors as mortgage interest rates, availability of financing, and the overall state of the economy. Typically, when interest rates are increasing or when the economy is experiencing a downturn, real estate activity declines. As a result, the real estate and title insurance industries tend to experience decreased revenue and earnings. Further, a decline or slower growth in title transaction volume due to any number of factors, including increases in interest rates, an economic downturn, or a reduction in title orders from existing customers, would have an adverse effect on our revenue or revenue growth, and could prevent us from achieving or maintaining profitability if we were unable to decrease our costs to keep pace with any such decline or slower growth in title transaction volume.

Our business, financial condition, and results of operations have been and may in the future be adversely affected by a decline in affordable real estate, real estate activity or the availability of financing alternatives. In addition, weakness or adverse changes in the level of real estate activity could have an adverse effect on business, financial condition, and results of operations.

Our exposure to regulation and residential real estate transaction activity may be greater in California and Texas, where we source a significant proportion of our premiums.

A large portion of our title business revenue for the year ended December 31, 2022 originated from residential real estate transactions in California and Texas. As compared to our competitors who operate on a wider geographic scale or whose business is less concentrated in California and Texas, any adverse changes in the regulatory environment affecting title insurance and real estate settlement in California and Texas, which could include reductions in the maximum rates permitted to be charged, inadequate rate increases, or more fundamental changes in the design or implementation of the California and Texas title insurance regulatory framework, may expose us to more significant risks and our business, financial condition, and result of operations could be adversely affected.

In addition, to the extent residential real estate transaction volume in California or Texas changes significantly, whether due to changes in real estate values that differ from the overall U.S. real estate market, changes in the local economy relative to the U.S. economy, or natural disasters that disproportionately impact residential real estate activity in California or Texas, we could experience lower revenues and growth than historically observed or projected.

Competition in the title insurance industry may adversely affect our business, financial condition, and results of operations.

Competition in the title insurance industry is intense, particularly with respect to price, service, and expertise. Larger commercial mortgage originators also look at the size and financial strength of a title insurance agency. Although we provide title and settlement services to large commercial customers and mortgage originators, there are many other title insurance agencies that have substantially greater gross revenue than we do and, if affiliated with a title insurance underwriter, could have significantly greater capital. The size and number of title insurance agencies varies in the geographic areas in which we conduct our title business. Our existing competitors may expand their title insurance business and, although we are not aware of any current initiatives to reduce regulatory barriers to entering our industry, any such reduction could result in new competitors, including financial institutions, entering the title insurance business. From time to time, new entrants enter the marketplace with alternative products to traditional title insurance, although many of these alternative products have been disallowed by title insurance regulators. Further, advances in technologies could, over time, significantly disrupt the traditional business model of financial services and real estate-related companies, including title insurance. These alternative products or disruptive technologies, if permitted by regulators, could adversely affect our business, financial condition, and results of operations.

Our success depends upon the real estate and title insurance industries continuing to adopt new products at their current pace and the continued growth and acceptance of digital products and services as effective enhancements and alternatives to traditional manual products and services.

We provide title and escrow products in part through our platform, which competes with traditional manual counterparts. We believe that the continued growth and acceptance of digital and instant experiences generally will depend, to a large extent, on the continued growth in commercial use of the internet and the continued migration of traditional offline markets and industries online.

The title and escrow process may not migrate to new technologies as quickly as (or at the levels that) we expect, and existing or future federal and state laws may prevent us from offering certain of our title and escrow products. For example, many states have enacted permanent remote online notarization, while others have issued emergency measures in response to COVID-19, and certain states do not allow remote notarization, and others may not enact permanent authorization for remote notarization, which may impact our ability to introduce our products in certain markets.

Furthermore, although consumers have a legal right to select their own title insurance provider, as well as all of their settlement service vendors, consumers regularly use the providers recommended by their advisor, which may be their real estate agent, loan officer, or attorney. If consumer awareness of their right to select their own title insurance provider or settlement service vendors and/or if demand for online title and escrow products does not increase, our business, results of operations and financial condition could be adversely affected.

Moreover, if, for any reason, an unfavorable perception develops that digital experiences and/or automation are less efficacious than in-person closings or traditional offline methods of preparing closing disclosures, purchasing title insurance and other services, our business, results of operations and financial condition could be adversely affected.

Risks Related to Our Dependence on Third Parties

We rely on partners, vendors, and other service providers to provide some of the software or data for our platform. If such partners, vendors, and other service providers interfere with the distribution of our platform or with our use of such software, our business could be adversely affected.

We rely upon certain partners, vendors, and other service providers to provide data used in, and software employed by, our platform and services or by customers and consumers using our platform and services, and it is possible that such software or data may not be reliable. From time to time we may in the future have disputes with certain of our partners, vendors, and other service providers. If, in connection with such a dispute, a partner, vendor, or service provider terminates its relationship with us or otherwise limits the provision of their software or data to us, the availability or usage of our platform could be disrupted. If the partners, vendors, and other service providers we rely upon cease to provide access to the software and/or data that we and our customers and consumers use, whether in connection with disputes or otherwise, do not provide access to such software and/or data on terms that we believe to be attractive or reasonable, or do not provide us with the most current version of such software, we may be required to seek comparable software and/or data from other sources, which may be more expensive or inferior, or may not be available at all, any of which would adversely affect our business.

We primarily rely on Amazon Web Services to deliver our services to users on our platform, and any disruption of or interference with our use of Amazon Web Services could adversely affect our business, financial condition, and results of operations.

We currently host our platform and support our operations using data centers provided by Amazon Web Services, or AWS, a third-party provider of cloud infrastructure services. We do not have control over the operations of the facilities of AWS that we use. AWS' facilities are vulnerable to damage or interruption from natural disasters, cyberattacks, terrorist attacks, power outages, infrastructure changes, human error, disruptions in telecommunications services, fraud, military or political conflicts, computer viruses, ransomware, malware, and similar events or acts of misconduct. Our platform's continuing and uninterrupted performance is critical to our success. We have experienced, and expect that in the future we will experience interruptions, delays, and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions, and capacity constraints. In addition, any changes in AWS' service levels may adversely affect our ability to meet the requirements of users on our platform. Since our platform's continuing and uninterrupted performance is critical to our success, sustained or repeated system failures would reduce the attractiveness of our platform. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as we expand and the usage of our platform increases. Any negative publicity arising from these disruptions and any of the above circumstances or events may harm our reputation and brand, reduce the availability or usage of our platform, lead to a significant short-term loss of revenue, increase our costs, and impair our ability to attract new users, any of which could adversely affect our business, financial condition, and results of operations.

Our master agreement with AWS will remain in effect until terminated by AWS or us. We have a three-year agreement with AWS, expiring on June 30, 2023, that may only be terminated by us or AWS for cause upon a material breach of the agreement, subject to the terminating party providing prior written notice and a 30-day cure period. Even though our platform is entirely in the cloud, our plan is to be vendor-agnostic and we believe that we could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. We do not believe that such transfer to, or the addition of, new cloud infrastructure service providers would cause substantial harm to our business, financial condition, and results of operations over the longer term.

We depend on the interoperability of our platform across third-party applications and services that we do not control.

We have built integrations with many technology partners, including leading providers of customer relationship management platforms, loan origination systems, core banking systems, document generation systems, income and asset verification services, and pricing and product engines, and a variety of other service providers. Third-party applications, products, and services are constantly evolving, and we may not be able to maintain or modify our platform to ensure its compatibility with third-party offerings following development changes. In addition, some of our competitors, partners, or other service providers may take actions that disrupt the interoperability of our platform with their own products or services, or exert strong business influence on our ability to, and the terms on which we operate our platform. As our platform evolves, we expect the types and levels of competition we face to increase. Should any of our competitors, partners, or other service providers modify their technologies, standards, or terms of use in a manner that degrades the functionality or performance of our platform or is otherwise unsatisfactory to us or gives preferential treatment to our other competitors' products or services, our platform, business, financial condition, and results of operations could be adversely affected.

The loss of access to credit, employment, financial and other data from external sources could harm our ability to provide our products and services.

We rely on a wide variety of data sources to provide our services and products, including data collected from applicants and borrowers, credit bureaus, payroll providers, data aggregators, and unaffiliated third parties. If we are unable to access and use data collected from or on behalf of applicants and borrowers, or other third-party data, or our access to such data is limited, our ability to provide our services and enable our customers to verify applicant data would be compromised. Any of the foregoing could negatively impact the consumer experience of our platform, the volume of loans enabled through our platform, the delivery of closing services like title and settlement services, and the degree of automation in our application process and on our platform.

Further, although we utilize third parties to enable financial services firms to verify the income and employment information provided by certain selected applicants, we cannot guarantee the accuracy of applicant information. Information provided by borrowers may be incomplete, inaccurate, or intentionally false. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

Risks Related to Our Intellectual Property

Failure to adequately protect our intellectual property could adversely affect our business, financial condition, and results of operations.

Our business depends on our intellectual property, the protection of which is important to the success of our business. We rely on a combination of trademark, trade secret, copyright, and patent law and contractual restrictions to protect our intellectual property. In addition, we attempt to protect our intellectual property, technology, and confidential information by requiring our employees and consultants who develop intellectual property on our behalf to enter into confidentiality and invention assignment agreements, and third parties we share information with to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property, or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information or technology, or infringement of our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our platform or other software, technology, and functionality or obtain and use information that we consider proprietary. In addition, unauthorized parties may also attempt, or successfully endeavor, to obtain our intellectual property, confidential information, and trade secrets through various methods, including through cyberattacks, and legal or other methods of protecting this data may be inadequate.

We have registered the term "Blend" in the United States, the United Kingdom, and the European Union, and as of December 31, 2022, we had pending trademark applications in the United States as well as Canada. We have also registered the term "Title365" in the United States. Additionally, we have registered domain names that we use in, or are related to, our business, most importantly blend.com and title365.com. Competitors have and may continue to adopt service names similar to ours, thereby harming our ability to build brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks that are similar to our trademarks. As of December 31, 2022, we had one issued patent in the United States and patent applications pending in the United States, European Patent Office, Canada, and Australia. Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others.

Further, we may not timely or successfully apply for a patent or register our trademarks or otherwise secure our intellectual property. Our efforts to protect, maintain, or enforce our proprietary rights may be ineffective and could result in substantial costs and diversion of resources, which could adversely affect our business, financial condition, and results of operations.

Intellectual property infringement assertions by third parties could result in significant costs and adversely affect our business, financial condition, results of operations, and reputation.

We operate in an industry with frequent intellectual property litigation. Other parties may assert that we have infringed their intellectual property rights. We could be required to pay substantial damages or cease using intellectual property or technology that is deemed infringing.

Further, we cannot predict whether assertions of third-party intellectual property rights or claims arising from such assertions would substantially adversely affect our business, financial condition, and results of operations. The defense of these claims and any future infringement claims, whether they are with or without merit or are determined in our favor, may result in costly litigation and diversion of technical and management personnel. Further, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys' fees if we are found to have willfully infringed a party's patent or copyright rights, cease making, licensing, or using products that are alleged to incorporate the intellectual property of others, expend additional development resources to redesign our offerings, and enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. In any event, we may need to license intellectual property which would require us to pay royalties or make one-time payments. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, the time and resources necessary to resolve them could adversely affect our business, reputation, financial condition, results of operations, and reputation.

Our platform contains third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to provide our platform.

Our platform contains software modules licensed to us by third-party authors under "open source" licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise our platform.

Some open source licenses contain requirements that may, depending on how the licensed software is used or modified, require that we make available source code for modifications or derivative works we create based upon the licensed open source software, authorize further modification and redistribution of that source code, make that source code available at little or no cost, or grant other licenses to our intellectual property. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software under the terms of an open source software license. This could enable our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the release of the affected portions of our source code, we could be required to purchase additional licenses, expend substantial time, and resources to re-engineer some or all of our software or cease use or distribution of some or all of our software until we can adequately address the concerns.

Although we have certain policies and procedures in place to monitor our use of open source software that are designed to avoid subjecting our platform to conditions, those policies and procedures may not be effective to detect or address all such conditions. In addition, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our platform on terms that are not economically feasible, to re-engineer our platform, to discontinue or delay the provision of our platform if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition, and results of operations.

Risks Related to Ownership of Our Class A Common Stock

The multi-class structure of our common stock has the effect of concentrating voting power with Nima Ghamsari, Head of Blend, Co-Founder, and Chair of our board of directors, which will severely limit your ability to influence or direct the outcome of matters submitted to our stockholders for approval, including the election of our board of directors, the adoption of amendments to our Amended and Restated Certificate of Incorporation and amended and restated bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction.

Our Class A common stock has one vote per share, our Class B common stock has 40 votes per share, and our Class C common stock has no voting rights, except as otherwise required by law. As of December 31, 2022, Nima Ghamsari, Head of Blend, Co-Founder, and Chair of our board of directors, beneficially owns all of the issued and outstanding shares of our Class B common stock. As of December 31, 2022, the shares beneficially owned by Mr. Ghamsari represented approximately 65% of the total voting power of our outstanding capital stock, which voting power may increase over time as Mr. Ghamsari exercises equity awards and exchanges them for our Class B common stock under the Equity Exchange Agreement. If all such equity awards held by Mr. Ghamsari (including the Co-Founder and Head of Blend Long-Term Performance Award) had been exercised for cash as of December 31, 2022, Mr. Ghamsari would hold approximately 87% of the voting power of our outstanding capital stock. As a result, for the foreseeable future, Mr. Ghamsari will be able to control matters requiring approval by our stockholders, including the election of members of our board of directors, the adoption of amendments to our Amended and Restated Certificate of Incorporation and amended and restated bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. Mr. Ghamsari may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interest. The concentration of control will limit or preclude your ability to influence corporate matters for the foreseeable future and could have the effect of delaying, preventing, or deterring a change in control of our company, could deprive you and other holders of Class A common stock of an opportunity to receive a premium for your Class A common stock as part of a sale of our company and could negatively affect the market price of our Class A common stock. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

Because of the 40-to-one voting ratio between our Class B and Class A common stock, even if Mr. Ghamsari transfers or sells a significant number of shares of Class A common stock, he will continue to control a significant portion of the voting power of our capital stock based on his current ownership. Future transfers by Mr. Ghamsari and his affiliates of Class B common stock will generally result in those shares converting into shares of Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the first date following the completion of our initial public offering, or IPO, on which the number of shares of our capital stock, including Class A common stock, Class B common stock, and Class C common stock, and any shares of capital stock underlying equity securities or other convertible instruments, held by Mr. Ghamsari and his affiliates is less than 35% of the number of shares of Class B common stock held by Mr. Ghamsari and his affiliates as of immediately following the completion of our IPO, which we sometimes refer to herein as the 35% Ownership Threshold; (ii) 12 months after the death or total disability of Mr. Ghamsari, during which 12-month period the shares of our Class B common stock shall be voted as directed by a person designated by Mr. Ghamsari and approved by our board of directors (or if there is no such person, then our secretary then in office); (iii) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date on which Mr. Ghamsari is terminated for cause (as defined in our Amended and Restated Certificate of Incorporation); (iv) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date upon which (A) Mr. Ghamsari is no longer providing services to us as an officer or employee and (B) Mr. Ghamsari is no longer a member of our board of directors, either as a result of Mr. Ghamsari's voluntary resignation or as a result of a request or agreement by Mr. Ghamsari at a meeting of our stockholders for Mr. Ghamsari not to be renominated as a member of our board of directors; or (v) the 50-year anniversary of the completion of our IPO. We refer to the date on which such final conversion of all outstanding shares of Class B common stock pursuant to the terms of our Amended and Restated Certificate of Incorporation occurs as the Final Conversion Date.

No shares of our Class C common stock, which entitle the holder to zero votes per share (except as otherwise required by law), were issued and outstanding as of December 31, 2022 and we have no current plans to issue shares of Class C common stock. These shares will be available to be used in the future to further strategic initiatives, such as financings or acquisitions, or issue future equity awards to our service providers. Over time the issuance of shares of Class A common stock will result in voting dilution to all of our stockholders and this dilution could eventually result in Mr. Ghamsari and his affiliates holding less than a majority of our total outstanding voting power. Once Mr. Ghamsari and his affiliates own less than a majority of our total outstanding voting power, Mr. Ghamsari would no longer have the unilateral ability to elect all of our directors and to determine the outcome of any matter submitted for a vote of our stockholders. Because the shares of Class C common stock have no voting rights (except as required by law), the issuance of such shares will not result in further voting dilution, which would prolong the voting control of Mr. Ghamsari. Further, the issuance of such shares of Class C common stock to Mr. Ghamsari would also delay the final conversion of all of our outstanding Class B common stock because shares of Class C common stock issued to Mr. Ghamsari would be counted when determining whether the 35% Ownership Threshold has been met. As a result, the issuance of shares of Class C common stock could prolong the duration of Mr. Ghamsari's control of our voting power and his ability to elect all of our directors and to determine the outcome of most matters submitted to a vote of our stockholders. In addition, we could issue shares of Class C common stock to Mr. Ghamsari and, in that event, he would be able to sell such shares of Class C common stock and achieve liquidity in their holdings without diminishing his voting control. Any future issuances of shares of Class C common stock will not be subject to approval by our stockholders except as required by the listing standards of the New York Stock Exchange.

Although we do not currently expect to rely on the "controlled company" exemption under the listing standards of the New York Stock Exchange, we expect to have the right to use such exemption and therefore we could in the future avail ourselves of certain reduced corporate governance requirements.

As a result of our multi-class common stock structure, Nima Ghamsari, Head of Blend, Co-Founder and Chair of our board of directors, holds a majority of the voting power of our outstanding capital stock. Therefore, we are considered a "controlled company" within the meaning of the rules of the New York Stock Exchange. Under these rules, a company in which over 50% of the voting power for the election of directors is held by an individual, a group, or another company is a "controlled company" and may elect not to comply with certain listing standards of the New York Stock Exchange regarding corporate governance, including:

- the requirement that a majority of its board of directors consist of independent directors;

- the requirement that its nominating/corporate governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and an annual performance evaluation of the committee;

- the requirement that its compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, and

- annual performance evaluation of the committee, and the rights and responsibilities of the committee relate to any compensation consultant, independent legal counsel, or any other advisor retained by the committee.

These requirements would not apply to us if, in the future, we choose to avail ourselves of the "controlled company" exemption. Although we qualify as a "controlled company", we do not currently expect to rely on these exemptions and intend to fully comply with all corporate governance requirements under the listing standards of the New York Stock Exchange. However, if we were to utilize some or all of these exemptions, we would not comply with certain of the corporate governance standards of the New York Stock Exchange, which could adversely affect the protections for other stockholders.

We cannot predict the effect our multi-class structure may have on the market price of our Class A common stock.

We cannot predict whether our multi-class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company's voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multi-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices and in October 2018, MSCI announced its decision to include equity securities "with unequal voting structures" in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced policies, the multi-class structure of our common stock makes us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to track those indices would not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Because of our multi-class structure, we will likely be excluded from certain of these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

The trading price of our Class A common stock may be volatile, and you could lose all or part of your investment.

The trading price of our Class A common stock may be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Class A common stock since you might be unable to sell your shares at or above the price you paid for such shares. Factors that could cause fluctuations in the trading price of our Class A common stock include the following:

- price and volume fluctuations in the overall stock market from time to time;

- volatility in the trading prices and trading volumes of technology stocks;

- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

- sales of shares of our Class A common stock by us or our stockholders, including sales by Nima Ghamsari, Head of Blend, Co-Founder and Chair of our board of directors, to reduce the outstanding amounts under his personal loans as required under his loan documentation with certain lenders, under which he has pledged shares of his Class B common stock to secure certain personal indebtedness, or for any other reason;

- failure of securities analysts to maintain coverage of us or changes in financial estimates by securities analysts who follow our company;

- failure to meet our financial estimates or expectations or the financial estimates or expectations of securities analysts or investors;

- the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

- announcements by us or our competitors of new services or platform features;

- the public's reaction to our press releases, other public announcements, and filings with the SEC;

- rumors and market speculation involving us or other companies in our industry;

- actual or anticipated changes in our results of operations or fluctuations in our results of operations;

- actual or anticipated developments in our business, our competitors' businesses, or the competitive landscape generally;

- litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

- actual or perceived privacy or security breaches or other incidents;

- developments or disputes concerning our intellectual property or other proprietary rights;

- announced or completed acquisitions of businesses, services, or technologies by us or our competitors;

- announced or completed strategic transactions by us or our competitors;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- changes in accounting standards, policies, guidelines, interpretations, or principles;

- any significant change in our management;

- general economic conditions and slow or negative growth of our markets; and

- other events or factors, including those resulting from war, incidents of terrorism, natural disasters, public health concerns or epidemics, such as the COVID-19 pandemic, natural disasters, the war in Ukraine, or responses to these events.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and have the option to utilize certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (A) following the fifth anniversary of the completion of our IPO, (B) in which we have total annual revenue of at least $1.07 billion, or (C) in which we are deemed to be a large accelerated filer, with at least $700 million of equity securities held by non-affiliates as of the prior June 30th, and (ii) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. While we have not made such an irrevocable election, we have not delayed the adoption of any applicable accounting standards. Further, we may take advantage of some of the other reduced regulatory and reporting requirements that will be available to us so long as we qualify as an emerging growth company.

Among other things, this means that our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an emerging growth company, we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in our company and the market price of our Class A common stock may be adversely affected. Further, we cannot predict if investors will find our Class A common stock less attractive if we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

Delaware law and provisions in our Amended and Restated Certificate of Incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the market price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our Amended and Restated Certificate of Incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult, including the following:

- any amendments to our Amended and Restated Certificate of Incorporation require the approval of at least a majority of the voting power of the outstanding shares of our Class A common stock and Class B common stock voting as a single class;

- our amended and restated bylaws provide that approval of the holders of at least a majority of the voting power of the outstanding shares of our Class A common stock and Class B common stock voting as a single class is required for stockholders to amend or adopt any provision of our amended and restated bylaws;

- our multi-class common stock structure, which provides Nima Ghamsari with the ability to determine or significantly influence the outcome of matters requiring stockholder approval, even if he owns significantly less than a majority of the shares of our outstanding Class A common stock, Class B common stock, and Class C common stock;

- until the first date on which the outstanding shares of our Class B common stock represent less than a majority of the total combined voting power of our Class A common stock and our Class B common stock, or the Voting Threshold

Date, our stockholders will only be able to take action by written consent if such action is first recommended or approved by our board of directors, and after the Voting Threshold Date, our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

- our Amended and Restated Certificate of Incorporation does not provide for cumulative voting;

- vacancies on our board of directors are able to be filled only by our board of directors and not by stockholders;

- a special meeting of our stockholders may only be called by the chairperson of our board of directors, our principal executive officer, our president, or a majority of our board of directors;

- certain litigation against us can only be brought in Delaware;

- our Amended and Restated Certificate of Incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, our Amended and Restated Certificate of Incorporation, or our amended and restated bylaws, or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Nothing in our amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. The enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. For example, in December 2018, the Court of Chancery of the State of Delaware determined that a provision stating that U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. Although this decision was reversed by the Delaware Supreme Court in March 2020, courts in other states may still find these provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provisions in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could adversely affect our results of operations.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendation regarding our Class A common stock adversely, the market price and trading volume of our Class A common stock could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us, our business, our market, or our competitors. The analysts' estimates are based upon their own opinions and are often different from our estimates or expectations. If any of the analysts who cover us change their recommendation regarding our Class A common stock adversely, provide more favorable relative recommendations about our competitors, or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which could cause the price and trading volume of our Class A common stock to decline.

We do not expect to pay dividends in the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not anticipate declaring or paying any cash dividends to holders of our capital stock in the foreseeable future. In addition, our ability to pay cash dividends on our capital stock is likely to be restricted by any current and/or future debt financing arrangement we enter into. Consequently, stockholders must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters is located in San Francisco, California, where we currently occupy facilities totaling approximately 47,000 square feet under a lease agreement that expires in 2025. We also lease offices in Thousand Oaks, California, Newport Beach, California, Lewisville, Texas, Omaha, Nebraska, Coraopolis, Pennsylvania, and Chennai and Bangalore, India. We have supplemented our leased space with temporary or on demand available space in New York City, New York, Maitland, Florida, Salt Lake City, Utah, New Orleans, Louisiana, Little Rock, Arkansas, Las Vegas, Nevada and Montgomery, Alabama. We do not own any real property. We believe that our current facilities are adequate to meet our current needs, and we believe we can acquire suitable additional or alternative space as needed.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may become involved in legal proceedings or be subject to claims arising in the normal course of business. We are not presently party to any litigation that, if determined adversely to us, we believe would be likely to have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Future litigation may be necessary, among other things, to defend ourselves or our customers by determining the scope, enforceability, and validity of third-party proprietary rights or to establish our proprietary rights. The results of any litigation cannot be predicted with certainty, particularly in the areas of unsettled and evolving law in which we operate, and an unfavorable resolution in any legal proceedings could materially affect our future business, financial condition, or results of operations. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our Class A common stock has traded on the New York Stock Exchange under the symbol "BLND" since July 16, 2021. Prior to that date, there was no public trading market for our Class A common stock.

Our Class B common stock and Class C common stock are neither listed nor traded.

Holders of Record

As of March 3, 2023, there were 260 stockholders of record of our Class A common stock. The number of beneficial owners of our Class A common stock is substantially greater than the number of record holders because a large portion of our Class A common stock is held in street name by brokers and other intermediaries. As of March 3, 2023, there was one record holder of warrants to purchase our Class A common stock.

As of March 3, 2023, there were two stockholders of record of our Class B common stock. All shares of our Class B common stock are beneficially owned by Nima Ghamsari.

As of March 3, 2023, there were no holders of our Class C common stock.

Dividend Policy

We have neither declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not anticipate declaring or paying any cash dividends to holders of our capital stock in the foreseeable future. In addition, our ability to pay cash dividends on our capital stock is likely to be restricted by any future debt financing arrangement we enter into. Consequently, stockholders must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Use of Proceeds

On July 20, 2021, we completed our IPO, with a subsequent partial exercise of the underwriters' option to purchase additional shares. We issued and sold an aggregate of 22,468,111 shares of Class A common stock, par value $0.00001, at an offering price of $18.00 per share. We received aggregate net proceeds of $366.7 million, after deducting underwriters' discounts and commissions of $27.3 million and offering expenses of $10.4 million.

We intend to use the net proceeds we received from our IPO for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may use a portion of such net proceeds to repay outstanding indebtedness under our credit facility. Additionally, we may use a portion of such net proceeds to acquire or invest in businesses, products, services, or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. The representatives of the underwriters of our IPO were Goldman Sachs & Co. LLC and Allen & Company LLC. No payments were made by us to directors, officers or persons owning ten percent or more of our common stock or to their associates, or to our affiliates, other than payments in the ordinary course of business to officers for salaries and to non-employee directors pursuant to director offer letters and our outside director compensation policy.

There has been no material change in the planned use of the IPO proceeds as described in our prospectus dated July 15, 2021, as filed with the SEC pursuant to Rule 424(b) under the Securities Act (File No. 333-257223).

Securities Authorized for Issuance under Equity Compensation Plans

The information required by this item with respect to our equity compensation plans is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

Stock Performance Graph

The following graph compares the cumulative total shareholder return from July 16, 2021, the date on which our Class A common stock commenced trading on the New York Stock Exchange, and its relative performance through December 31, 2022 of (i) our Class A common stock, (ii) the Russell 2000 Stock Index ("S&P 500 Index") and (iii) the Standard and Poor's 1500 Application Software Index ("S&P Application Software"). The stock performance graph and table assume an initial investment in our Class A common stock and in each index of $100 on July 16, 2021.

The performance graph and table are based on historical results and are not intended to be indicative of future performance. The performance graph and table shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of the Company's filings under the Securities Act or the Exchange Act.

COMPARISON OF CUMULATIVE TOTAL RETURN SINCE IPO
Among Blend Labs, Inc., the Russell 2000 Index and the S&P 1500 Application Software Index.



Company/Index	7/16/21	9/31/21	12/31/21	3/31/22	6/30/22	9/30/22	12/31/22
Blend Labs, Inc.	$ 100.00	$ 64.50	$ 35.12	$ 27.27	$ 11.29	$ 10.57	$ 6.89
Russell 2000	$ 100.00	$ 95.64	$ 97.69	$ 90.34	$ 74.80	$ 73.17	$ 77.72
S&P 1500 Application Software Index	$ 100.00	$ 104.50	$ 107.50	$ 88.45	$ 71.72	$ 66.40	$ 69.80

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that are based upon current plans, expectations, and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements. You should review the section titled "Special Note Regarding Forward-Looking Statements" for a discussion of forward-looking statements and the section titled "Risk Factors" for a discussion of factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this Annual Report on Form 10-K. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

This section of this Annual Report on Form 10-K generally discusses fiscal years 2022 and 2021 items and year-to-year comparisons between fiscal years 2022 and 2021. Discussions of fiscal year 2021 items and year-to-year comparisons between fiscal years 2021 and 2020 that are not included in this Annual Report on Form 10-K can be found in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022.

Overview

Blend Labs, Inc. was founded in 2012, with a vision to bring simplicity and transparency to financial services, so everyone can gain access to the capital they need to lead better lives. To realize this vision, we have built a market-leading cloud-based software platform and suite of products for financial services firms that is designed to power the end-to-end consumer journey for any banking product. Our software platform was built in an extensible, modular, and configurable fashion to support continued product expansion. We have technology, data, and service providers on our software platform, including an extensive marketplace of insurance carriers, realtors, and settlement agencies. Our products and marketplaces provide multiple opportunities for us to serve financial services firms and consumers and drive revenue growth.

The development of our business reflects continued product innovation as we continue to attract financial services firms to our software platform and grow with them as they serve consumers. Financial services firms have been shifting for years to a digital-first approach to acquiring consumers, delivering products, and deepening existing consumer relationships. This imperative to compete through digital-first consumer experiences creates a compelling opportunity for Blend. We believe there is a large, untapped opportunity to provide additional product offerings and drive increased transaction volume for financial institutions and consumers using our software platform.

We are continually seeking to enhance the end-to-end banking journeys we power through our software platform. To accelerate the adoption of innovations in our mortgage and home equity products, on June 30, 2021 we acquired 90.1% ownership of Title365, a leading title insurance agency that offers title, escrow and other trustee services.

We recently introduced Composable Origination, which gives our customers the ability to easily configure or build custom workflows from a pre-built set of components, all while leveraging existing infrastructure. Financial services firms can experience Composable Origination by building custom solutions using our Blend Builder Platform, or with pre-built solutions such as Instant Home Equity, Deposit Accounts, Credit Cards and more.

Our Business Model

Our success-based business model is designed to align our growth with the interests of our customers. We offer our products through software-as-a-service agreements where fees are assessed based on completed transactions, such as a funded loan, new account opening, or API call. For those products that involve a loan or deposit account application, we do not charge for abandoned applications or rejected applications, even though they cause us to incur costs. Our customers have the ability to access our platform, including Blend Builder Platform, our configurable platform, under subscription arrangements in which customers commit to (a) a minimum number of completed transactions at specified prices over the contract term, (b) usage-based arrangements, in which customers pay in arrears a variable amount for completed transactions at a specified price, or (c) a fixed price platform fee, allowing the use of multiple products and services. Completed transaction fees are determined by the number and type of software platform components that are needed to support each product offering. Completed transaction fees are not impacted by the dollar size of transactions; however, we provide volume-based discounts to customers as they complete a higher volume of transactions on our software platform. Customers also have the opportunity to secure discounts by agreeing to contractual minimums. We may earn additional overage fees if the number of completed transactions exceeds contractual minimums for customers who elect to enter into subscription agreements in which a minimum number of transactions are completed at specified prices. Other than our usage-based arrangements pursuant to which customers pay for a variable amount of completed transactions, our subscription agreements are generally non-cancelable during the contract term. Our usage-based arrangements generally can be terminated at any time by the customer. With our success-based business model, we are focused on driving revenue growth by enabling our customers to more efficiently process and complete transactions using our software platform.

We focus on customer success to drive transaction volumes and opportunities for follow-on sales. Our products are sold through a direct sales force that continues to manage customer relationships on an ongoing basis post-sale. Customers often complete an initial deployment for one or two products and then add more products over time. The length of the sales cycle for our products generally declines for the second and subsequent products we sell to a financial services firm, highlighting our high customer satisfaction.

We also earn revenue through commissions or service fees when consumers use our integrated marketplaces to select a real estate agent, property and casualty insurance carrier, or our software-enabled title and settlement services entity, which excludes traditional title revenue from Title365. These commissions or service fees are generated from consumers and are incremental to what we earn from our financial services firm customers on completed transactions. Our marketplaces are intended to provide greater consumer choice and flexibility and to help financial services firms by providing them with a more complete offering in partnership with Blend. As we drive adoption of our software platform, we expect these commissions and service fees to comprise a larger part of our revenue.

The acquisition of Title365 has enabled our customers to streamline the title, settlement, and closing process at scale for mortgages, home equity lines of credit, and home equity loans, and we plan to continue to invest in improving and integrating settlement services into those banking products. In performing title search services, Title365 serves as an agent to place and bind title insurance policies with third-party underwriters. Title365 escrow, closing and settlement services are primarily associated with managing the closing of real estate transactions, including the processing of funds on behalf of the transaction participants, gathering and recording the required closing documents, and providing notary and other real estate or title-related activities. Title365 also provides title services in connection with a borrower default and with the issuance of home equity lines of credit and home equity loans.

Recent Developments

Industry Trends

The mortgage market is heavily influenced by government policies and overall economic conditions. The real estate environment, including interest rates and the general economic environment, typically impact the demand for mortgage and mortgage related products. Recent changes in these areas have impacted our results of operations. Purchase volume and refinance activity were strong in 2021 and 2020 relative to historical averages over the preceding decade; however, an increase in interest rates due to efforts by the Federal Reserve to manage rising inflation, combined with ongoing supply constraints, have resulted in a decline in mortgage origination activity for 2022 and could bring further reductions in future periods. In their latest published update, the Mortgage Bankers Association ("MBA") indicated that overall mortgage originations, including refinancing loans, are expected to continue declining in 2023 before recovering in 2024. As a large portion of our revenue is driven by mortgage and mortgage related transaction volumes, declines in the mortgage origination volumes have had, and are likely to continue to have, adverse effects on our business.

For the year ended December 31, 2022, we have seen a 3.9% decrease in total reported banking transactions and a 31.9% decrease in mortgage transactions, particularly refinance transactions, on our software platform compared to the year ended December 31, 2021. We attribute the majority of this decrease to rapidly rising interest rates, decreased housing affordability, and uncertain worldwide political and economic conditions. Overall industry origination volumes, as reported by the MBA, have decreased by 56% over the same period.

Workforce Reduction Plans

We have implemented certain workforce actions as part of our broader efforts to improve cost efficiency and better align our operating structure with our business activities. The focus of such workforce actions is on streamlining our title operations as well as our general and administrative functions.

In 2022, we executed the 2022 Workforce Reduction Plans, which eliminated an aggregate of approximately 440 positions across the Company. The charges incurred in connection with such workforce actions amounted to approximately $15.3 million for the year ended December 31, 2022, and consisted primarily of cash expenditures for compensation and severance payments, employee benefits, payroll taxes and related facilitation costs.

In January 2023, we committed to the January Plan, which was in addition to the 2022 Workforce Reduction Plans. The January Plan further streamlines our title operations, as well as our corporate operations in R&D, sales and marketing, and general and administrative functions. The January Plan eliminated approximately 340 positions across the Company. We have incurred approximately $11.0 million in charges in the first quarter of 2023 in connection with the January Plan and expect to incur additional charges of approximately $3.0 million in the upcoming months. We expect that the execution of the January Plan, including cash payments, will be substantially complete in the first half of 2023. The eliminated positions represent annualized compensation expenses of approximately $43.4 million.

We may incur other charges or cash expenditures not currently contemplated due to unanticipated events that may occur as a result of or in connection with the implementation of any of the Workforce Reduction Plans described above. Our implementation of the plans and related initiatives is subject to risks and uncertainties, including the possibility that there are impediments to our ability to execute the plans or related initiatives as currently contemplated, the actual charges in implementing the plans or related initiatives are higher than anticipated, there are changes to the assumptions on which the estimated charges associated with the plans or related initiatives are based, we are unable to achieve our projected cost savings in connection with the plans or related initiatives, or there are unintended consequences from the Plans or related initiatives that impact our business.

Impairment of Intangible Assets and Goodwill

Due to a continued decline in economic and market conditions, including a decline in our market capitalization and current and projected declines in the operating results of the Title365 segment, we determined that triggering events that indicate the assets should be evaluated for impairment existed as of June 30, 2022 and performed an interim quantitative impairment analysis, which resulted in a partial impairment of goodwill and customer relationship intangible assets. Subsequently, based on further deterioration in market conditions in the third quarter of 2022, such as continued increases in interest rates, we determined that triggering events also existed as of September 30, 2022, and performed another interim quantitative impairment analysis, which resulted in a full impairment of the remaining goodwill and customer relationship intangible assets.

We determined the fair value of the Title365 reporting unit utilizing an income approach derived from a discounted cash flow methodology. The excess of the carrying value over the fair value is recognized as an impairment loss and allocated to assets for which the carrying value exceeds the respective asset's fair value. Certain assets, such as property and equipment and operating lease right-of-use assets, were not allocated any impairment as the values of such assets approximated their respective carrying amounts. For customer relationships intangible asset, the fair value was also determined under an income approach derived from a discounted cash flow methodology. We also estimated the fair value of the Blend Platform reporting unit and reconciled the aggregate fair values of our reporting units to our market capitalization adjusted for an estimated control premium. In estimating the fair value of the reporting units and intangible assets, we considered a number of factors, including business plans, economic projections, anticipated future cash flows, comparable transactions and other market data. There are inherent uncertainties related to these factors and management's judgment in applying them in the impairment tests of goodwill and intangible assets.

Based on the results of these analyses, we determined that the carrying values of goodwill and customer relationship intangible assets exceeded their respective estimated fair values and recorded impairment charges of $287.2 million and $162.5 million, respectively, which resulted in the full write off of the goodwill and customer relationship intangible assets. Refer to Note 5, "*Goodwill and Intangible Assets,*" of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K for additional information.


Key Factors Affecting Our Performance


Transaction Volume

Our success-based business model results in our revenue growing as we increase our transaction volume on our software platform and declining as transaction volume on our software platform decreases. As a result, our success is in part based on our ability to address the evolving needs of our customers and increase their usage of our software platform and by attracting new customers and growing our relationships with existing customers.

Because our revenue growth is dependent on transaction volume growth, when our transaction volume declines for any reason, our revenue declines accordingly. The transaction volumes could decline for reasons including but not limited to, reduced demand for our products and services, insufficient growth in the number of financial services firms that utilize our products and services or the lack of expansion of products and services within our existing customer base, transaction volume and mix, particularly with our significant customers, increased competition, or a decrease in the growth or reduction in size of our overall market. In 2022, we have seen industry mortgage transaction volumes decline 56% year-over-year, which impacted both of our segments due to the factors listed above as well as factors outside of our control. The mortgage market is heavily influenced by government policies and overall economic conditions. The real estate environment, including interest rates and general economic activity, also typically impacts demand for mortgage and mortgage-related products. The industry estimates forecast a continued decline in total market transaction volume in the next 12 months. In our Title365 segment, we have experienced lower than anticipated title transaction volume since the closing of the acquisition and may experience further reductions in the future.

In order to address the evolving needs of our customers and increase their usage of our software platform, under our "Customer First" model, we focus on building successful long-term relationships and aligning revenue growth with value delivery. We invest in our customers' success, beginning with an initial onboarding and rollout plan for each customer. We also monitor utilization rates by customers on our software platform to manage expanded use over time. Our proven ability to grow transaction volume in the past was and we believe in the future will be a function of product depth, technological excellence, and the ability of our sales and marketing teams to match our solutions with the strategic objectives of our customers. Our software platform enables customers to process transaction volumes more effectively and create a better consumer experience.

By increasing transaction volume on our software platform, we also enable and drive our marketplace business. Our curated set of integrated marketplaces enable consumers to shop for products and services at the precise moment of need as they apply for loans and other products. These marketplaces enable consumers to find real estate agents, insurance carriers, and automobiles for sale online by quickly locating service providers and compare the rates. As we enable a greater volume and diversity of transactions on our software platform, we can help a greater number of consumers locate competitive service providers and build trust with the Blend brand. Revenue from our marketplace business is driven by our transaction volume and success of matching consumers with service providers.

Investments in Growth

Our ability to maintain a differentiated platform and offering is dependent upon our speed of innovation as we operate in industries characterized by rapidly changing technology, evolving industry standards, and frequent new product introductions. We will invest in our software platform to drive innovation and maintain our position as a leading provider of software for financial services firms for any banking product. To drive adoption and increase penetration within our customer base, we will continue to rapidly introduce new products and features. While we focus today on consumer banking, we believe we can rapidly expand our library of modular components to support commercial banking products as well. In addition, our low-code, drag-and-drop design tools will enable our customers to bring new, innovative products to market quickly and positions us with what we believe is a market-leading combination of platform capabilities and out-of-the-box product offerings. We believe that investment in research and development will contribute to our long-term growth but will also negatively impact our short-term profitability.

Additionally, as our existing platform components mature, we will need to successfully integrate new products on our platform, including by achieving interoperability between such new products and our existing products, as well as upgrading the decisioning, verification, and automation components of our existing platform in order to continue to help our customers adapt quickly to constantly changing market conditions all of which requires significant investment.

Key Business Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key business metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

Blend Platform - Number of Transactions

Our success in the Blend Platform segment depends in part on increasing the volume of mortgage and consumer banking transactions that take place on our software platform. This occurs as we add new customers and complete more transactions with existing customers, including when our existing customers adopt additional products. Our software platform is built to be extensible, modular, and configurable, so that our customers can easily utilize our pre-built workflow technology, our marketplaces, and our integrations with technology, data, and service providers. We design our new offerings to be highly complementary to existing ones in order to increase the speed of adoption and efficiently scale our revenue. We believe this increasing attachment will increase our revenue.

Title365 - Closed Orders

In our Title365 segment, closed orders represent the number of orders for title insurance or escrow services that were successfully fulfilled in each period with the issuance of a title insurance policy or provision of escrow services. The volume of closed orders is affected by the overall level of real estate activity, which is cyclical in nature and is affected by a number of factors, including the availability of mortgage credit, the cost of real estate, interest rate volatility, consumer confidence, employment and family income levels, and general economic conditions.

We believe that the continued growth in commercial use of the internet will lead to the continued migration of traditional offline markets and industries online. In June 2022, we completed the migration of our largest Title365 customer from traditional title to our software-enabled title solution. In connection with the migration, during the third quarter of 2022, we changed the composition of our reporting segments to align with a change in how our Chief Operating Decision Maker ("CODM") reviews financial information in order to allocate resources and assess performance. As a result of this change, the Blend Platform segment now includes the software-enabled title component. Prior to the migration, title orders related to our software-enabled title component were not significant and were included in the Title365 segment. We expect the continued migration of the Title365 legacy business to our software-enabled platform over time, and as a result, we expect the Title365 closed orders within the Title365 segment to decrease in future periods and the volume of software-enabled title, escrow, and settlement orders within the Blend Platform segment to increase.

The following table sets forth our key business metrics:

	Year Ended December 31,		
	2022	2021	2020
	(In thousands)		
Blend Platform banking transactions:			
Mortgage banking transactions[1]	1,234	1,812	1,316
Consumer banking transactions[1]	821	326	87
Total Blend Platform banking transactions	2,055	2,138	1,403
Title365 closed orders (traditional title)[2]	46	80	N/A

(1) Includes estimated transactions for funded loans not yet reported for the fourth quarter 2022.

(2) Excludes approximately 11,000 software-enabled title orders for the year ended December 31, 2022, for which revenue and cost of revenue is reported within the Blend Platform segment.

Components of Results of Operations

Revenue

Blend Platform

In our Blend Platform segment, we generate revenue from fees paid by customers to access our platform. Fees are assessed based on completed transactions, such as a funded loan, new account opening, or closing transaction. Completed transaction fees are determined by the number and type of software platform components that are needed to support each product offering.

We do not charge for abandoned or rejected applications, even though they cause us to incur costs related to these applications. Arrangements with our customers do not provide the contractual right to take possession of our software at any point in time. Revenue is recognized when access to our platform is provisioned to our customers for an amount that reflects the consideration we expect to be entitled to in exchange for those services. To a lesser extent, we generate revenue from professional services related to the deployment of our platform, premium support services, and consulting services. We also earn revenue through commissions or service fees when consumers use our Blend Platform integrated marketplaces to select a property and casualty insurance carrier, title and settlement services entity, or real estate agent.

Starting in the third quarter of 2022, the revenue in the Blend Platform segment includes revenue from our software-enabled title solution. This revenue is similar to the revenue earned in the Title365 segment further described below, with the distinction that software-enabled technology automates the flow of the title orders from the customer's loan origination software and passes the orders through the Blend Platform. Refer to Note 2, "*Summary of Significant Accounting Policies,*" of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K for additional information.

Our customers have the ability to access our platform under subscription arrangements, in which customers commit to a minimum number of completed transactions at specified prices over the contract term, or under usage-based arrangements, in which customers pay in arrears a variable amount for completed transactions at specified prices. Our subscription arrangements are generally noncancelable, and we may also earn additional overage fees if the number of completed transactions exceeds the contractual amounts. Our usage-based arrangements generally can be terminated at any time by the customer. We recognize revenue ratably for our subscription arrangements because the customer receives and consumes the benefits of our platform throughout the contract period. We recognize fees for usage-based arrangements as the completed transactions are processed using our platform. Over the last several quarters, we have seen a shift towards usage-based arrangements in our customer contracts. Revenue from usage-based arrangements represented 51%, 29% and 12% of our Blend Platform segment revenue for the years ended December 31, 2022, 2021 and 2020, respectively.

Title365

In our Title365 segment, we earn revenue from title search services for title insurance policies, escrow and other closing and settlement services. In performing title search services, we act as an agent to place and bind title insurance policies with third-party underwriters that ultimately provide the title insurance policy to our customers. Revenue related to title insurance is recognized net of the amount of consideration paid to the third-party insurance underwriters. Our revenues from escrow, closing and settlement services are primarily associated with managing the closing of real estate transactions, including the processing of funds on behalf of the transaction participants, gathering and recording the required closing documents, and providing notary and other real estate or title-related activities. Revenue related to these services is recognized at the closing of the underlying real estate transaction. We also offer title services in connection with a borrower default and with the issuance of a home equity lines of credit and home equity loans. Revenue for default title services and home equity services is recognized at the time of delivery of the title report.

In June 2022, we completed the migration of our largest Title365 customer from traditional title to our software-enabled title solution. In connection with the migration, during the three months ended September 30, 2022, we changed our reporting segments to align with a change in how our CODM reviews financial information in order to allocate resources and assess performance. As a result of this change, revenue from our software-enabled title solution is presented within the Blend Platform segment, resulting in a decrease in revenue within the Title365 segment. Refer to Note 2, "*Summary of Significant Accounting Policies*," of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K for additional information.

We expect that rising mortgage interest rates in the near term will continue to drive down transaction volume, especially refinance transactions volume, which will adversely affect both Blend Platform and Title365 revenue. While we believe that the Blend Platform segment will continue to deliver positive growth overall, we expect that the title insurance and other services revenue within the Title365 segment will face significant headwinds to growth, and a decline due to the ongoing mortgage industry origination volume decline as described above within *Recent Developments*. We are continuing to evaluate the rapid changes within the mortgage industry and the impact to our segments and their projected operating results.

Cost of Revenue

Blend Platform

In our Blend Platform segment, cost of revenue consists primarily of costs of subscribed hosting, support, and professional services. Costs of subscribed hosting services and support revenue consist primarily of expenses related to hosting our services, third-party fees related to platform connectivity services, which include verification of income, assets, and employment, software licenses and expenses related to providing support to our customers. Starting in the third quarter of 2022, the cost of revenue in the Blend Platform segment includes cost of revenue related to our software-enabled title solution, which consists primarily of personnel-related expenses as well as the cost of services provided by external vendors. Costs of professional services consist primarily of personnel-related expenses, including stock-based compensation expense, expenses associated with delivering implementation and other services, travel expenses, and allocated overhead costs. For each application submission, we incur third-party costs as described above, including costs for incomplete transactions for which we do not charge fees to our customers. The timing of those costs may not be aligned with the revenue recognized. We expect our cost of revenue to continue to increase in dollar amounts as we grow our business and revenue and decrease as a percentage of our revenue over the long term as we achieve greater scale in our business, although the percentage may fluctuate from period to period.

Title365

In our Title365 segment, cost of revenue consists of costs of traditional title, escrow and other trustee services, which represent primarily personnel-related expenses of our Title365 segment as well as title abstractor, notary, and the cost of recording services provided by external vendors. In future periods, we expect that cost of revenue as a percentage of revenue will increase in the near term primarily due to the anticipated decline in revenue driven by the decrease in projected mortgage industry origination volume caused by increased interest rates.

Operating Expenses

Research and Development

Research and development expenses consist primarily of personnel-related expenses, including stock-based compensation expense, associated with our engineering personnel responsible for the design, development, and testing of new products and features, professional and outside services fees, software and hosting costs, and allocated overhead costs.

Research and development costs are expensed as incurred. We expect that our research and development expenses will increase in dollar amount as our business grows but will decrease as a percentage of our revenue over the long term as we work towards achieving greater scale in our business, although the percentage may fluctuate from period to period depending on the timing and extent of our research and development activities.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related expenses, including stock-based compensation expense, costs of general marketing activities and promotional activities, travel-related expenses, and allocated overhead costs. Sales commissions that are incremental costs of acquiring a contract with a customer as well as associated payroll taxes, are deferred and amortized on a straight-line basis over the estimated period of benefit, which we have determined to be three years. Sales commissions that are not incremental costs of acquiring a contract with a customer are expensed in the period incurred.

We plan to increase the dollar amount of our investment in sales and marketing for the foreseeable future, primarily for increased headcount for our direct sales organization and investment in brand and product marketing efforts. We expect, however, that our sales and marketing expenses will decrease as a percentage of our revenue over time as we achieve greater scale in our business, although the percentage may fluctuate from period to period depending on fluctuations in the timing and extent of our sales and marketing activities.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses, including stock-based compensation expense for our finance, accounting, legal and compliance, human resources, and other administrative teams, certain executives, as well as stock-based compensation expense related to the stand-alone stock option award granted to our Co-Founder and Head of Blend in March 2021, and professional fees, including audit, legal and compliance, and recruiting services.

Following our IPO, which was completed in July 2021, we have incurred, and expect to continue to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to publicly listed companies and costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC. As a public company, we have incurred, and expect to continue to incur increased expenses in the areas of insurance, investor relations, internal audit, and professional services. In addition, general and administrative expenses have increased, and we expect will continue to increase as a result of integrating and operating Title365. As a result, the dollar amount of our general and administrative expenses has increased, but we have taken action to manage further increases in the foreseeable future. We expect, however, that these expenses will decrease as a percentage of our revenue as we achieve greater scale in our business, although the percentage may fluctuate from period to period depending on the timing and extent of our general and administrative activities.

Amortization of acquired intangible assets

Amortization of acquired intangible assets relates to customer relationships acquired in connection with the Title365 business combination, which are amortized over the estimated useful life on a straight-line basis.

Impairment of intangible assets and goodwill

Impairment of intangible assets and goodwill assets relates to charges recorded based on the results of the interim quantitative impairment analyses performed in response to certain triggering events, such as a continued decline in economic and market conditions, decline in our market capitalization, and current and projected declines in the operating results of the Title365 reporting unit. Refer to Note 5, "*Goodwill and Intangible Assets*," of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K for additional information.

Restructuring

In 2022, we executed the 2022 Workforce Reduction Plans as part of our broader efforts to improve cost efficiency and better align our operating structure with our business activities, with the focus on streamlining our title operations as well as our general and administrative functions. The charges related to these plans, under which we eliminated approximately 440 positions, comprised of cash expenditures for compensation and severance payments, employee benefits, payroll taxes and related facilitation costs in the year ended December 31, 2022. Refer to Note 14, "*Restructuring,*" of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K for additional information.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest income earned from our investment portfolio, adjustments to carrying value of investment in non-marketable equity securities and net foreign currency transaction gains or losses.

Interest Expense

Interest expense relates primarily to debt financing used to fund our acquisition of Title365 and includes interest payable under the terms of the Credit Agreement entered into in connection with the closing of the acquisition of Title365 and amortization of debt discounts and debt issuance costs.

Income Taxes

Provision for income taxes consists primarily of U.S. state income taxes and adjustments to the valuation allowance. We maintain a full valuation allowance on our net federal and state deferred tax assets as we have concluded that it is not more likely than not that such net deferred tax assets will be realized.

Results of Operations

The following tables set forth our results of operations for the periods presented in dollars and as a percentage of our revenue:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In thousands)		
Revenue	$ 235,201	$ 234,495	$ 96,029
Cost of revenue[1]	145,550	118,506	34,289
Gross profit	89,651	115,989	61,740
Operating expenses:			
Research and development[1]	138,094	92,216	55,503
Sales and marketing[1]	85,248	84,077	51,420
General and administrative[1]	139,120	128,802	30,108
Amortization of acquired intangible assets	8,411	8,136	—
Impairment of intangible assets and goodwill	449,680	—	—
Restructuring	15,275	—	—
Total operating expenses	835,828	313,231	137,031
Loss from operations	(746,177)	(197,242)	(75,291)
Interest expense	(24,790)	(11,279)	—
Other income (expense), net	4,916	493	700
Loss before income taxes	(766,051)	(208,028)	(74,591)
Income tax benefit (expense)	2,241	38,886	(26)
Net loss	$ (763,810)	$ (169,142)	$ (74,617)

(1) Includes stock-based compensation as follows:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In thousands)		
Cost of revenue	$ 2,069	$ 753	$ 79
Research and development	47,280	13,184	4,250
Sales and marketing	11,725	7,167	3,675
General and administrative	48,628	49,740	2,120
Total stock-based compensation	$ 109,702	$ 70,844	$ 10,124

	Year Ended December 31,		
	2022	**2021**	**2020**
	(as a % of revenue) *		
Revenue	100 %	100 %	100 %
Cost of revenue	62	51	36
Gross margin	38	49	64
Operating expenses:			
Research and development	59	39	58
Sales and marketing	36	36	54
General and administrative	59	55	31
Amortization of acquired intangible assets	4	3	—
Impairment of intangible assets and goodwill	191	—	—
Restructuring	6	—	—
Total operating expenses	355	134	143
Loss from operations	(317)	(84)	(78)
Interest expense	(11)	(5)	—
Other income (expense), net	2	—	1
Loss before income taxes	(326)	(89)	(78)
Income tax benefit (expense)	1	17	—
Net loss	(325)%	(72)%	(78)%

_____

* Certain percentages may not foot due to rounding

Comparison of the Years Ended December 31, 2022 and 2021

Revenue and Cost of Revenue

		Year Ended December 31,			
		2022	**2021**	**$ Change**	**% Change**
		(In thousands)			
Segment revenue:					
Blend Platform:					
Mortgage Banking	$	83,391	$ 108,264	$ (24,873)	(23%)
Consumer Banking and Marketplace		44,227	23,120	21,107	91%
Professional Services		4,396	4,178	218	5%
Total Blend Platform		132,014	135,562	(3,548)	(3%)
Title365		103,187	98,933	4,254	4%
Total revenue	$	235,201	$ 234,495	$ 706	—%
Segment cost of revenue:					
Blend Platform	$	61,924	$ 49,917	$ 12,007	24%
Title365		83,626	68,589	15,037	22%
Total cost of revenue	$	145,550	$ 118,506	$ 27,044	23%
Segment gross profit:					
Blend Platform	$	70,090	$ 85,645	$ (15,555)	(18%)
Title365		19,561	30,344	(10,783)	(36%)
Total gross profit	$	89,651	$ 115,989	$ (26,338)	(23%)

Revenue increased $0.7 million for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to an increase of $4.3 million, or 4%, in revenue from Title365 offset by a decrease in Blend Platform revenue of $3.5 million, or 3%. The increase in Title365 revenue was primarily due to the inclusion of $70.9 million of revenue from Title365 in the first half of 2022, while the comparative period only included the results of Title365 from the acquisition date of June 30, 2021. In the second half of 2022, Title365 revenue decreased by $66.6 million as compared to the second half of 2021, which was primarily due to a $56.4 million decrease driven by the lower volume of title orders and a $10.2 million decrease due to the migration of the software-enabled title solution to the Blend Platform segment.

Within Blend Platform revenue, Mortgage Banking revenue decreased $24.9 million, or 23%, primarily due to the lower volume of mortgage banking transactions, particularly refinance transactions, with our customers, and Consumer Banking and Marketplace revenue increased $21.1 million, or 91%, primarily due to the inclusion of $10.2 million software-enabled title revenue related to the customers that migrated from the Title365 segment and an increase in the volume of transactions related to our integrated software solutions outside of mortgage, including ancillary products and marketplace offerings.

Cost of revenue increased $27.0 million, or 23%, for the year ended December 31, 2022 compared to the year ended December 31, 2021, driven by an increase in Blend Platform cost of revenue of $12.0 million, or 24%, and an increase in Title365 cost of revenue of $15.0 million, or 22%. The increase in Blend Platform cost of revenue was primarily due to the inclusion of the $11.0 million software-enabled title cost of revenue related to the customers that migrated from the Title365 segment. The increase in Title365 cost of revenue was primarily due to the inclusion of $57.3 million of cost of revenue from Title365 in the first half of 2022, while the comparative period only included the results of Title365 from the acquisition date of June 30, 2021. Title365 cost of revenue decreased by $42.3 million in the second half of 2022 as compared to the second half of 2021, which was primarily due to a $31.3 million decrease driven by the lower volume of title orders and a $11.0 million decrease due to the migration of the software-enabled title solution to the Blend Platform segment.

Operating Expenses

| | Year Ended December 31, | | | |
	2022	2021	$ Change	% Change
	(In thousands)			
Operating expenses:				
Research and development	$ 138,094	$ 92,216	$ 45,878	50%
Sales and marketing	85,248	84,077	1,171	1%
General and administrative	139,120	128,802	10,318	8%
Amortization of acquired intangible assets	8,411	8,136	275	3%
Impairment of intangible assets and goodwill	449,680	—	449,680	100%
Restructuring	15,275	—	15,275	100%
Total operating expenses	$ 835,828	$ 313,231	$ 522,597	167%

Research and Development

Research and development expenses increased $45.9 million, or 50%, for the year ended December 31, 2022 compared to the year ended December 31, 2021, driven primarily by a $34.1 million increase in stock-based compensation expense and an $11.7 million increase in personnel expenses attributable to an increase in research and development headcount dedicated to ongoing investment in our products.

Sales and Marketing

Sales and marketing expenses increased $1.2 million, or 1%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. Excluding an increase of $2.1 million due to costs associated with the operations of Title365, sales and marketing expenses decreased $0.9 million. The decrease in Blend Platform sales and marketing costs was primarily due to a $1.5 million decrease in commissions, a $2.1 million decrease in personnel and related expenses attributable to decreased sales and marketing headcount, and a $1.6 million decrease in advertising and promotion expenses, partially offset by a $4.5 million increase in stock-based compensation expense.

General and Administrative

General and administrative expenses increased $10.3 million, or 8% for the year ended December 31, 2022 compared to the year ended December 31, 2021. Excluding an increase of $23.0 million due to costs associated with the operations of Title365, general and administrative expenses decreased $12.7 million. The decrease in Blend Platform general and administrative costs was primarily due to a $9.8 million decrease in transaction and integration costs incurred in 2021 in connection with the Title365 acquisition, a $3.9 million decrease in professional and other consulting services, a $3.5 million decrease in stock-based compensation driven by $19.2 million decrease in expense recognized for the non-Plan stock options awarded to our Co-Founder and Head of Blend, offset by a $15.7 million increase in expense recognized for other employees' stock-based awards, partially offset by $2.8 million increase in insurance costs.

Amortization of acquired intangible assets

Amortization of acquired intangible assets remained consistent for the year ended December 31, 2022 compared to the year ended December 31, 2021. Amortization expense for the year ended December 31, 2021 represents amortization of Title365 customer relationships intangible asset from the acquisition date of June 30, 2021. Amortization expense in the third quarter of 2022 was based on a lower carrying value of the customer relationships intangible asset resulting from an impairment charge recognized as of June 30, 2022. There was no amortization expense in the fourth quarter of 2022 as the customer relationships intangible asset was fully written off as of September 30, 2022.

Impairment of intangible assets and goodwill

Impairment of intangible assets and goodwill increased $449.7 million for the year ended December 31, 2022 compared to the year ended December 31, 2021, due to the impairment charges recorded in connection with the interim quantitative impairment reviews of the intangible assets and goodwill within the Title365 reporting unit performed as of June 30, 2022 and September 30, 2022.

Restructuring

Restructuring expenses increased $15.3 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 due to the execution of the 2022 Workforce Reduction Plans. The restructuring charges included cash expenditures for compensation and severance payments, employee benefits, payroll taxes and related facilitation costs. There were no restructuring charges in 2021.

Interest Expense

	Year Ended December 31,		$ Change	% Change
	2022	2021		
	(In thousands)			
Interest expense	$ 24,790	$ 11,279	13,511	120%

Interest expense increased $13.5 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. We entered into a $225.0 million Term Loan under the Credit Agreement on June 30, 2021, and incurred interest expense for the six months in the year ended December 31, 2021 and the twelve months for the year ended December 31, 2022. The borrowings under the Credit Agreement accrue interest at a floating rate which can be, at our option, either (i) an adjusted Term SOFR rate for a specified interest period plus an applicable margin of 7.50% or (ii) a base rate plus an applicable margin of 6.50%. The effective interest rate on our Term Loan was approximately 13.43% and 10.20% at December 31, 2022 and 2021, respectively.

Other Income (Expense), net

	Year Ended December 31,		$ Change	% Change
	2022	2021		
	(In thousands)			
Other income (expense), net	$ 4,916	$ 493	4,423	897%

Other income (expense), net increased $4.4 million for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to an increase of $2.0 million in interest income from our investment portfolio and a $2.9 million gain on investment in equity securities without readily determinable fair value.

Income Taxes

	Year Ended December 31,		$ Change	% Change
	2022	2021		
	(In thousands)			
Income tax benefit	$ 2,241	$ 38,886	(36,645)	(94%)

Income tax benefit decreased $36.6 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. For the year ended December 31, 2022 we recognized an income tax benefit of $2.2 million, consisting of a $2.9 million deferred tax benefit resulting from a partial release of the valuation allowance due to changes in U.S. tax law requiring capitalization and amortization of research and development costs for tax purposes and a current tax expense of $0.6 million consisting of state and foreign income taxes. For the year ended December 31, 2021, we recognized an income tax benefit of $38.9 million, primarily related to $39.3 million partial release of our historical valuation allowance resulting from the recognition of a deferred tax liability in connection with the Title365 acquisition.

Liquidity and Capital Resources

As of December 31, 2022, our principal sources of liquidity were cash, cash equivalents, marketable securities of $354.1 million, and availability of credit under our $25.0 million senior secured revolving credit facility. Cash and cash equivalents are comprised of bank deposits and money market funds. Marketable securities are comprised of U.S. treasury and agency securities, commercial paper, and corporate debt securities. Most of our cash and cash equivalents are held in the United States. Since our inception, we have financed our operations primarily through proceeds from the issuance of our stock and warrants and cash generated from the sale of our product offerings.

We have generated significant losses from operations and negative cash flows from operating activities in the past as reflected in our accumulated deficit of $1,162.9 million as of December 31, 2022. We expect to continue to incur operating losses for the foreseeable future due to the investments that we intend to make in our business and decline in revenue due to the macroeconomic environment and, as a result, we may require additional capital resources to grow our business.

Credit Agreement

In connection with our acquisition of Title365, on June 30, 2021, we entered into a credit agreement that provides for a $225.0 million term facility and a $25.0 million revolving facility. The term facility was funded on July 1, 2021 and was fully drawn upon to provide, in part, the acquisition consideration being paid in connection with the purchase of a 90.1% interest in Title365. The revolving facility is currently available and undrawn.

There is no amortization of the outstanding principal amount under our credit facility; all principal amounts thereunder are payable on the maturity date, which is the fifth anniversary of the closing of the credit facility.

The obligations under our credit facility are guaranteed by all of our domestic subsidiaries (other than Title365 and its direct and indirect subsidiaries, and subject to certain thresholds and other exceptions), and secured by a lien on substantially all of our and our subsidiaries' assets (other than the equity issued by, and the assets of, Title365 and its direct and indirect subsidiaries and subject to certain thresholds and other exceptions).

Our credit facility subjects us to certain affirmative and negative covenants, financial reporting obligations, and a minimum liquidity threshold that is tested quarterly. It also requires mandatory prepayment of all or a portion of the outstanding debt thereunder in certain circumstances.

Material Cash Requirements

Our material cash requirements arising from known contractual and other obligations primarily relate to our obligations under our Credit Agreement, leases for our office locations, and purchase commitments. As of December 31, 2022, our principal contractual cash obligations consisted of the following:

	Total	Next 12 Months	Beyond 12 Months
	(In thousands)		
Term Loan - principal	$ 225,000	$ —	$ 225,000
Term Loan - interest[1]	93,273	26,660	66,613
Term Loan - exit fee	4,500	—	4,500
Operating lease obligations	17,789	5,074	12,715
Purchase commitments	14,692	6,225	8,467
Total	$ 355,254	$ 37,959	$ 317,295

(1) Interest on Term Loan is based on rates effective and amounts borrowed as of December 31, 2022. Since the contractual rate for our Term Loan is variable, actual cash payments may differ from the estimates provided.

In 2022, we committed to and executed the 2022 Workforce Reduction Plans as part of our broader efforts to improve cost efficiency and better align our operating structure with our business activities, with the focus on streamlining our title operations as well as our general and administrative functions. These plans eliminated approximately 440 positions across the Company. We incurred approximately $15.3 million in charges in connection with these plans, consisting of cash expenditures for severance payments, employee benefits, payroll taxes and related facilitation costs for the year ended December 31, 2022.

In January 2023, we committed to the January Plan, which further streamlines our title operations, as well as our corporate operations in R&D, sales and marketing, and general and administrative functions. The January Plan eliminated approximately 340 positions across the Company. We estimate to incur approximately $14.0 million in charges in connection with the January Plan and expect that the execution of the January Plan, including cash payments, will be substantially complete in the first half of 2023. The eliminated positions represent annualized compensation expenses of approximately $43.4 million.

We believe that current cash, cash equivalents, marketable securities, and the availability of credit under our revolving credit facility will be sufficient to fund our operations for at least the next 12 months. Our future capital requirements, however, will depend on continued growth in our customer base, the timing and extent of spending to support our research and development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products and features, the continuing market adoption of Blend's software platform, and the effectiveness of our efforts to improve cost efficiency. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. In the event that additional financing is required from outside sources, we may seek to raise additional funds at any time through equity, equity-linked arrangements, and debt. If we are unable to raise additional capital when desired and at reasonable rates, our business, results of operations, and financial condition would be adversely affected. See the section titled "*Risk Factors—Risks Related to Our Business—Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.*"

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In thousands)		
Net cash used in operating activities	$ (190,418)	$ (127,504)	$ (65,013)
Net cash provided by (used in) investing activities	99,431	(633,908)	(7,917)
Net cash provided by financing activities	2,220	933,573	90,756
Effect of exchange rates on cash, cash equivalents and restricted cash	(116)	(9)	—
Net (decrease) increase in cash, cash equivalents, and restricted cash	$ (88,883)	$ 172,152	$ 17,826

Cash Used in Operating Activities

Our largest source of operating cash is cash collections from our customers, and our primary uses of cash in operations are for employee-related expenditures, sales and marketing expenses, and third-party hosting costs.

Net cash used in operating activities for the years ended December 31, 2022 and 2021 was $190.4 million and $127.5 million, respectively. The increase in cash used in operations reflects an increase in our net loss adjusted for noncash items, including charges associated with the impairments of goodwill and intangible assets, stock-based compensation, depreciation and amortization, change in deferred taxes, amortization of deferred contract costs, amortization of operating lease right-of-use assets, gain on investment in equity securities, and amortization of debt discount and issuance costs on our long-term debt, and changes in operating assets and liabilities. Fluctuations in operating assets and liabilities are affected primarily by changes in trade and other receivables, prepaid expenses and other current assets, accrued compensation, deferred revenue, accounts payable, and other liabilities.

Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities during the year ended December 31, 2022 was $99.4 million, which was primarily due to maturities of marketable securities of $247.0 million, partially offset by $145.5 million used in purchases of marketable securities, and property and equipment purchases of $2.1 million.

Net cash used in investing activities during the year ended December 31, 2021 was $633.9 million, which was primarily due to $400.0 million cash used in connection with our acquisition of Title365, $351.6 million used in purchases of marketable securities, partially offset by maturities of marketable securities of $125.1 million, an investment via issuance of note receivable of $3.0 million, and an investment in non-marketable equity securities of $2.5 million.

Cash Provided by Financing Activities

Net cash provided by financing activities for the year ended December 31, 2022 was $2.2 million, primarily reflecting proceeds from the exercises of stock options, net of repurchases, of $2.6 million.

Net cash provided by financing activities for the year ended December 31, 2021 was $933.6 million, reflecting net proceeds from our initial public offering of $366.8 million, net proceeds from debt financing of $218.8 million, net proceeds from issuance of Series G convertible preferred stock of $309.7 million, proceeds from the exercise of convertible preferred stock warrants of $10.2 million, proceeds from the exercises of stock options of $25.2 million, and proceeds from the repayment of an employee promissory note of $2.9 million.

Contingent Obligations

We administer escrow and trust deposits held at third-party financial institutions representing funds received under real estate contracts, escrowed funds received under escrow agreements, and/or undisbursed amounts received for settlement of mortgage and home equity loans. Cash held for these purposes was approximately $5.0 million net of outstanding checks in transit of $42.8 million as of December 31, 2022. These funds are not considered assets of ours and, therefore, are not included in our consolidated balance sheet; however, we are contingently liable for the disposition of these funds on behalf of consumers. As of December 31, 2022, we did not have any other relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements or other purposes.

Critical Accounting Estimates

Our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K are prepared in accordance with the U.S. generally accepted accounting principles, or U.S. GAAP. The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates under different assumptions or conditions. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows could be affected.

We believe that of our significant accounting policies, which are described further in Note 2 "*Summary of Significant Accounting Policies,*" of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K, the following accounting estimates involve a greater degree of judgment and complexity. Accordingly, these are the estimates we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

In our Blend Platform segment, we generate revenue from fees paid by our customers to access our platform, from our software-enabled title solution, and, to a lesser extent, from professional services. In our Title365 segment, we generate revenue from traditional title insurance services, where we earn fees for placing and binding title insurance policies with third-party underwriters, and from escrow and other trustee services where we earn fees from managing the closing of real estate transactions.

In the Blend Platform segment, our customers have the ability to access our platform under subscription arrangements or under usage-based arrangements. We recognize fees for subscription arrangements ratably over the non-cancelable contract term and for usage-based arrangements as the completed transactions are processed using our platform. In our subscription arrangements, the customers commit to a minimum number of completed transactions at specified prices over the contract term. We believe the area we apply the most critical judgment in our revenue recognition relates to determination of the transaction price, and specifically, the estimation of variable consideration in our subscription arrangements.

The variable consideration relates to the estimated overage fees we expect to earn over the non-cancelable contract term, which is included in the transaction price at contract inception to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. In estimating overage fees in subscription arrangements, we consider our historical experience and other external factors that may impact the expectation of future completed transactions beyond a customer's contracted minimum number of completed transactions.

The estimated variable consideration is sensitive to the inputs, judgements, and assumptions made by us. Although we believe that our approach to developing estimates of variable consideration is reasonable, actual results could differ, and we may be exposed to increases or decreases in revenue that could be material.

Business Combinations

On June 30, 2021, we completed our acquisition of 90.1% ownership of Title365. We account for acquisitions in accordance with ASC 805, Business Combinations. We believe the area we applied the most critical judgment when accounting for the Title365 acquisition relates to the valuation of acquired intangible assets and the redeemable non-controlling interest. We estimated the fair value of customer relationships intangible asset using the multi-period excess earnings method, where significant assumptions included our estimated annual net cash flows expected to be generated from the acquired customer portfolio (including appropriate revenue and profit attributable to the asset, attrition curve, tax rate, contributory asset charges, among other factors) and the discount rate. We estimated the fair value of redeemable non-controlling interest using a Monte Carlo simulation whereby a range of possible scenarios of future EBITDA of the acquired business was considered. For each scenario we performed an analysis to determine the optimal decision on the timing for us to exercise the call option. Based on the optimal decision in each simulation, the payoff was discounted to the acquisition date and the average of the discounted payoff across the simulation paths was determined to represent the fair value of the noncontrolling interest. The excess of the purchase price over the fair value of the net identifiable assets acquired was allocated to goodwill.

Impairment Assessment of Goodwill and Intangible Assets

During the year ended December 31, 2022, we performed two interim quantitative impairment reviews of our goodwill and acquired customer relationships intangible asset. These reviews were triggered by a decline in economic and market conditions, including a decline in our market capitalization and current and projected declines in the operating results of the Title365 segment. The environment in which we operate is heavily influenced by government policies and overall economic conditions. Recent rises in interest rates have resulted in a decline in mortgage origination activity, including refinance activity, which had an adverse effect on our business, specifically within the Title365 segment.

We performed our goodwill impairment analysis at the reporting unit level, which aligns with our reporting structure and availability of discrete financial information. Our reporting units are the same as our operating segments. We performed our long-lived assets impairment analysis at the asset group level.

We determined the fair value of the acquired customer relationship intangible asset using the discounted cash flow method, where significant assumptions included the estimated annual net cash flows expected to be generated from the Title365 customer portfolio, including revenue, long-term growth rates, EBITDA margins, and the discount rate. Based on the results of our two interim impairment analyses, we recorded an impairment charge of $162.5 million for the year ended December 31, 2022, representing a full write off of the customer relationships carrying amount.

In evaluating goodwill for impairment, we compared the fair value of the Title365 reporting unit to its associated carrying value after the write off of the customer relationship intangible asset. We also estimated the fair value of the Blend Platform reporting unit and reconciled the aggregate fair values of our reporting units to our market capitalization adjusted for an estimated control premium. Based on the results of our two interim impairment analyses, we recorded an impairment charge of $287.2 million for the year ended December 31, 2022, representing a full write off of the goodwill carrying amount.

Stock-Based Compensation

We measure and recognize our stock-based compensation based on estimated fair values for all stock awards, which include stock options and RSUs. We recognize stock-based compensation expense for stock options and RSUs that vest only based upon the satisfaction of a service condition on a straight-line basis over the requisite service period, which is generally the vesting period. We account for forfeitures as they occur.

We believe the area we apply the most critical judgment in recognition of our stock-based compensation relates to the valuation of stock option awards. We use the Black-Scholes-Merton option pricing model to determine the grant date fair value of the stock options granted. The Black-Scholes option pricing model requires the input of highly subjective assumptions, such as the fair value of the underlying common stock for pre-IPO awards. The assumptions used to determine the fair value of the option awards represent our estimates, which involve inherent uncertainties and the application of management's judgment.

Certain stock options granted to our Co-Founder and Head of Blend vest upon the satisfaction of a service condition, liquidity event-related performance condition and performance-based market conditions. The first tranche of the award, which vested upon completion of the IPO, was valued using the Black-Scholes-Merton option pricing model. The remaining tranches were valued using a Monte Carlo simulation model, and will vest upon achievement of performance goals tied to our stock price hurdles with specified expiration dates for each tranche.

<p style="text-align: center;">**Recent Accounting Pronouncements**</p>

Refer to Note 2, "*Summary of Significant Accounting Policies,*" of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks in the ordinary course of our business. These risks primarily include:

Interest Rate Risk

We had cash and cash equivalents of $124.2 million and marketable securities and other investments of $229.9 million as of December 31, 2022, which consisted of bank deposits, money market funds, U.S. treasury and agency securities, commercial paper, and corporate debt securities. The cash and cash equivalents are held primarily for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 100 basis points in interest rates during any of the periods presented would not have had a material impact on our investments.

As of December 31, 2022, we had $225.0 million of principal outstanding under our Term Loan. Our borrowings under the Term Loan accrue interest at a floating rate which can be, at our option, either (i) an adjusted Term SOFR rate for a specified interest period plus an applicable margin of 7.50% or (ii) a base rate plus an applicable margin of 6.50%. The applicable interest rate was 11.69% as of December 31, 2022. An increase of 100 basis points in the applicable interest rate would increase our annual interest expense by approximately $2.3 million. A decrease of 100 basis points in the applicable interest rate would decrease our annual interest expense by approximately $2.3 million.

Prior to October 18, 2022, our Term Loan carried a floating rate of interest linked to the London Inter-bank Offered Rate, or LIBOR. In October 2022, we entered into the Amendment, which replaced the reference rate from LIBOR to the Secured Overnight Financing Rate, or SOFR as a result of the expected cessation of LIBOR. We do not expect a materially adverse change to our financial condition or liquidity as a result of the change from LIBOR to SOFR.

Inflation Risk

Inflationary factors such as increases in overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial condition or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of operating expenses as a percentage of revenue, if the selling prices of our products do not increase with these increased costs.

ITEM 8. FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Blend Labs, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Blend Labs, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), consolidated statements of redeemable noncontrolling interest and stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2019.

San Francisco, California
March 16, 2023

Blend Labs, Inc.
Consolidated Balance Sheets
(In thousands, except per share amounts)

	December 31, 2022	December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$ 124,199	$ 213,082
Marketable securities and other investments	229,948	334,147
Trade and other receivables, net of allowance for credit losses of $436 and $1,371, respectively	22,718	34,076
Prepaid expenses and other current assets	19,231	31,713
Total current assets	396,096	613,018
Property and equipment, net	5,742	6,155
Operating lease right-of-use assets	11,668	14,713
Intangible assets, net	2,127	173,008
Goodwill	—	287,228
Deferred contract costs	1,691	4,178
Restricted cash, non-current	5,358	5,358
Other non-current assets	10,082	8,828
Total assets	$ 432,764	$ 1,112,486
Liabilities, Redeemable Noncontrolling Interest and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,260	$ 6,160
Deferred revenue	8,695	8,068
Accrued compensation	10,059	18,140
Other current liabilities	15,459	27,662
Total current liabilities	35,473	60,030
Operating lease liabilities, non-current	11,091	14,607
Other non-current liabilities	5,478	13,415
Debt, non-current, net	216,801	213,843
Total liabilities	268,843	301,895
Commitments and contingencies (Note 8)		
Redeemable noncontrolling interest	40,749	35,949
Stockholders' equity:		
Preferred stock, $0.00001 par value: 200,000 shares authorized and no shares issued and outstanding as of December 31, 2022; no shares authorized, issued and outstanding as of December 31, 2021.	—	—
Class A, Class, B and Class C Common Stock, $0.00001 par value: 3,000,000 (Class A 1,800,000, Class B 600,000, Class C 600,000) shares authorized as of December 31, 2022; 240,931 (Class A 230,210, Class B 10,721, Class C 0) and 230,324 (Class A 217,691, Class B 12,633, Class C 0) shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	2	2
Additional paid-in capital	1,286,815	1,218,213
Accumulated other comprehensive loss	(708)	(808)
Accumulated deficit	(1,162,937)	(442,765)
Total stockholders' equity	123,172	774,642
Total liabilities, redeemable noncontrolling interest and stockholders' equity	$ 432,764	$ 1,112,486

See accompanying notes to consolidated financial statements

Blend Labs, Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(In thousands, except per share amounts)

	Year Ended December 31,		
	2022	**2021**	**2020**
Revenue	$ 235,201	$ 234,495	$ 96,029
Cost of revenue	145,550	118,506	34,289
Gross profit	89,651	115,989	61,740
Operating expenses:			
Research and development	138,094	92,216	55,503
Sales and marketing	85,248	84,077	51,420
General and administrative	139,120	128,802	30,108
Amortization of acquired intangible assets	8,411	8,136	—
Impairment of intangible assets and goodwill	449,680	—	—
Restructuring	15,275	—	—
Total operating expenses	835,828	313,231	137,031
Loss from operations	(746,177)	(197,242)	(75,291)
Interest expense	(24,790)	(11,279)	—
Other income (expense), net	4,916	493	700
Loss before income taxes	(766,051)	(208,028)	(74,591)
Income tax benefit (expense)	2,241	38,886	(26)
Net loss	(763,810)	(169,142)	(74,617)
Net loss (income) attributable to noncontrolling interest	43,638	(771)	—
Net loss attributable to Blend Labs, Inc.	$ (720,172)	$ (169,913)	$ (74,617)
Less: Accretion of redeemable noncontrolling interest to redemption value	(48,438)	(1,430)	—
Net loss attributable to Blend Labs, Inc. common stockholders	$ (768,610)	$ (171,343)	$ (74,617)
Net loss per share attributable to Blend Labs, Inc. common stockholders:			
Basic and diluted	$ (3.28)	$ (1.30)	$ (1.89)
Weighted average shares used in calculating net loss per share:			
Basic and diluted	234,161	131,985	39,407
Comprehensive loss:			
Net loss	$ (763,810)	$ (169,142)	$ (74,617)
Unrealized loss on marketable securities	(135)	(794)	(98)
Foreign currency translation gain (loss)	235	(9)	—
Comprehensive loss	(763,710)	(169,945)	(74,715)
Less: Comprehensive loss (income) attributable to noncontrolling interest	43,638	(771)	—
Comprehensive loss attributable to Blend Labs, Inc.	$ (720,072)	$ (170,716)	$ (74,715)

See accompanying notes to consolidated financial statements

Blend Labs, Inc.

Consolidated Statements of Redeemable Noncontrolling Interest and Stockholders' Equity

(In thousands)

Year Ended December 31, 2022

	Redeemable Noncontrolling Interest	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
		Shares	Amount				
Balances as of December 31, 2021	$ 35,949	230,324	$ 2	$ 1,218,213	$ (808)	$ (442,765)	$ 774,642
Issuance of common stock upon exercise of stock options, net of repurchases	—	2,706	—	3,548	—	—	3,548
Vesting of early exercised stock options	—	—	—	4,060	—	—	4,060
Vesting of restricted stock units	—	7,901	—	—	—	—	—
Stock-based compensation	—	—	—	109,702	—	—	109,702
Unrealized loss on investments in marketable securities	—	—	—	—	(135)	—	(135)
Foreign currency translation gain	—	—	—	—	235	—	235
Accretion of redeemable noncontrolling interest to redemption value	48,438	—	—	(48,438)	—	—	(48,438)
Other	—	—	—	(270)	—	—	(270)
Net loss	(43,638)	—	—	—	—	(720,172)	(720,172)
Balances as of December 31, 2022	$ 40,749	240,931	$ 2	$ 1,286,815	$ (708)	$ (1,162,937)	$ 123,172

See accompanying notes to consolidated financial statements

81

Blend Labs, Inc.

Consolidated Statements of Redeemable Noncontrolling Interest and Stockholders' Equity (Continued)

(In thousands)

Year Ended December 31, 2021

	Redeemable Noncontrolling Interest	Founders Preferred Stock and Convertible Preferred Shares	Amount	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
Balances as of December 31, 2020	$ —	122,379	$ 385,225	47,948	$ 1	$ 50,968	$ (5)	$(272,852)	$ 163,337
Issuance of Series G convertible preferred stock, net of issuance costs of $299	—	22,419	309,701	—	—	—	—	—	309,701
Exercise of performance-based convertible preferred stock warrants	—	2,075	8,014	—	—	—	—	—	8,014
Issuance of common stock upon exercise of stock options, net of repurchases	—	—	—	12,927	—	13,397	—	—	13,397
Vesting of early exercised stock options	—	—	—	—	—	5,023	—	—	5,023
Vesting of performance-based convertible preferred stock warrants	—	—	—	—	—	118	—	—	118
Vesting of restricted stock units	—	—	—	108	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	70,844	—	—	70,844
Unrealized loss on investments in marketable securities, net	—	—	—	—	—	—	(794)	—	(794)
Repayment of employee promissory note collateralized by common stock	—	—	—	—	—	2,881	—	—	2,881
Noncontrolling interest recognized in connection with business combination	33,748	—	—	—	—	—	—	—	—
Issuance of common stock in connection with initial public offering, including partial exercise of the underwriter's option to purchase additional shares, net of underwriting discounts and issuance costs	—	—	—	22,468	—	366,684	—	—	366,684
Conversion of convertible preferred stock to common stock in connection with initial public offering	—	(146,873)	(702,940)	146,873	1	702,939	—	—	—
Issuance of warrant in connection with the Credit Agreement	—	—	—	—	—	6,789	—	—	6,789
Accretion of redeemable noncontrolling interest to redemption value	1,430	—	—	—	—	(1,430)	—	—	(1,430)
Foreign currency translation loss	—	—	—	—	—	—	(9)	—	(9)
Net income (loss)	771	—	—	—	—	—	—	(169,913)	(169,913)
Balances as of December 31, 2021	$ 35,949	—	$ —	230,324	$ 2	$ 1,218,213	$ (808)	$(442,765)	$ 774,642

See accompanying notes to consolidated financial statements

Blend Labs, Inc.
Consolidated Statements of Redeemable Noncontrolling Interest and Stockholders' Equity (Continued)
(In thousands)

Year Ended December 31, 2020

	Founders Preferred Stock and Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balances as of December 31, 2019	111,924	$ 306,820	38,933	$ 1	$ 26,288	$ 93	$ (198,235)	$ 134,967
Issuance of Series F convertible preferred stock, net of issuance costs of $311	9,907	76,247	—	—	—	—	—	76,247
Issuance of Series D convertible preferred stock upon exercise of Convertible Preferred Stock warrants	548	2,158	—	—	—	—	—	2,158
Issuance of common stock upon exercise of stock options, net of repurchases	—	—	6,207	—	4,161	—	—	4,161
Issuance of common stock upon exercise of common stock warrants	—	—	2,807	—	10,000	—	—	10,000
Vesting of early exercised stock options	—	—	—	—	210	—	—	210
Vesting of performance-based convertible preferred stock warrants	—	—	—	—	185	—	—	185
Stock-based compensation	—	—	—	—	10,124	—	—	10,124
Other comprehensive income (loss), net	—	—	—	—	—	(98)	—	(98)
Net loss	—	—	—	—	—	—	(74,617)	(74,617)
Balances as of December 31, 2020	122,379	$ 385,225	47,948	$ 1	$ 50,968	$ (5)	$ (272,852)	$ 163,337

See accompanying notes to consolidated financial statements

Blend Labs, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,					
		2022		2021		2020
Operating activities						
Net loss	$	(763,810)	$	(169,142)	$	(74,617)
Adjustments to reconcile net loss to net cash used in operating activities:						
Stock-based compensation		109,702		70,844		10,124
Depreciation and amortization		10,766		10,607		3,993
Impairment of intangible assets and goodwill		449,680		—		—
Amortization of deferred contract costs		4,638		5,030		3,648
Amortization of debt discount and issuance costs		3,058		1,390		—
Amortization of operating lease right-of-use assets		3,650		3,207		2,354
Release of valuation allowance and change in deferred taxes		(2,864)		(39,311)		—
Gain on investment in equity securities		(2,884)		—		—
Other		2,129		2,944		719
Changes in operating assets and liabilities:						
Trade and other receivables		12,289		(5,839)		(12,171)
Prepaid expenses and other assets, current and non-current		9,374		(13,929)		(6,539)
Deferred contract costs, non-current		2,487		1,236		(2,042)
Accounts payable		(4,900)		1,558		293
Deferred revenue		627		(5,554)		1,226
Accrued compensation		(8,081)		5,588		5,725
Operating lease liabilities		(3,888)		(3,200)		(2,573)
Other liabilities, current and non-current		(12,391)		7,067		4,847
Net cash used in operating activities		(190,418)		(127,504)		(65,013)
Investing activities						
Purchases of marketable securities		(145,543)		(351,583)		(173,965)
Sales of marketable securities		6		—		36,746
Maturities of marketable securities		247,036		125,075		130,624
Additions to property, equipment, internal-use software and intangible assets		(2,068)		(1,886)		(1,322)
Investment in non-marketable equity securities		—		(2,500)		—
Investment in note receivable		—		(3,000)		—
Acquisition of Title365, net of cash acquired		—		(400,014)		—
Net cash provided by (used in) investing activities		99,431		(633,908)		(7,917)
Financing activities						
Proceeds from initial public offering, net of underwriters' fees and issuance costs		(391)		366,805		—
Proceeds from debt financing, net of issuance costs		—		218,792		—
Proceeds from exercises of stock options, including early exercises, net of repurchases		2,611		25,222		4,509
Proceeds from exercises of common stock warrants		—		—		10,000
Proceeds from issuance of Convertible Preferred Stock, net of issuance costs		—		309,701		76,247
Proceeds from exercises of Convertible Preferred Stock warrants		—		10,172		—
Proceeds from repayment of employee promissory note collateralized by common stock		—		2,881		—
Net cash provided by financing activities		2,220		933,573		90,756
Effect of exchange rates on cash, cash equivalents and restricted cash		(116)		(9)		—
Net (decrease) increase in cash, cash equivalents, and restricted cash		(88,883)		172,152		17,826
Cash, cash equivalents, and restricted cash at beginning of period		218,440		46,288		28,462
Cash, cash equivalents, and restricted cash at end of period	$	129,557	$	218,440	$	46,288
Reconciliation of cash, cash equivalents, and restricted cash within the consolidated balance sheets:						
Cash and cash equivalents	$	124,199	$	213,082	$	41,092
Restricted cash		5,358		5,358		5,196
Total cash, cash equivalents, and restricted cash	$	129,557	$	218,440	$	46,288

Supplemental disclosure of cash flow information:								
Cash paid for income taxes	$	276	$	884	$	26		
Cash paid for interest	$	25,056	$	6,428	$	—		
Supplemental disclosure of non-cash investing and financing activities:								
Deferred offering costs not yet paid	$	—	$	121	$	—		
Vesting of early exercised stock options	$	4,060	$	5,023	$	210		
Non-cash additions to property and equipment	$	—	$	—	$	1,347		
Accretion of redeemable noncontrolling interest to redemption value	$	48,438	$	1,430	$	—		
Issuance of warrant in connection with debt financing	$	—	$	6,789	$	—		
Operating lease liabilities arising from obtaining new or modified right-of-use assets	$	605	$	1,715	$	1,398		
Exercise of Series D Convertible Preferred Stock warrants included in prepaid expenses and other current assets	$	—	$	—	$	2,158		

See accompanying notes to consolidated financial statements

Blend Labs, Inc.
Notes to Consolidated Financial Statements

1. Description of Business and Basis of Presentation

Description of Business

Blend Labs, Inc. (the "Company," "Blend," "we," "us," or "our") was incorporated on April 17, 2012. The Company offers a cloud-based software platform for financial services firms that is designed to power the end-to-end consumer journey for banking products. The Company's solutions make the journey from application to close fast, simple, and transparent for consumers, while helping financial services firms increase productivity, deepen customer relationships, and deliver exceptional consumer experiences.

On June 30, 2021 (the "acquisition date"), the Company acquired 90.1% interest in Title365, an underwritten title insurance agency engaged in selling title insurance policies and escrow services throughout the United States. Integrating Title365 with the Company's software platform enables financial services firms to automate title commitments and streamline communication with consumers and settlement teams, enabling the customers to accelerate the title, settlement, and closing process at scale for mortgages, home equity lines of credit, and home equity loans.

Basis of Presentation, Principles of Consolidation, and Use of Estimates

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and include the accounts of Blend Labs, Inc. and its subsidiaries in which the Company holds a controlling financial interest. Noncontrolling interest represents the minority stockholder's share of the net income or loss and equity in a consolidated subsidiary. All intercompany balances and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to current period presentation.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make, on an ongoing basis, estimates and assumptions that affect the amounts reported in the consolidated financial statements and the notes thereto. Actual results may differ from those estimates. Such estimates include, but are not limited to, estimates of variable consideration, evaluation of contingencies, determination of the incremental borrowing rates used in calculations of lease liabilities, determination of fair value of stock-based compensation, determination of fair value of warrants, valuation of acquired intangible assets, valuation of the redeemable noncontrolling interest, determination of useful lives of tangible and intangible assets, assessment of impairment of goodwill and intangible assets, and the valuation of equity securities without readily determinable fair value.

The Company's consolidated financial statements for the year ended December 31, 2021 include the results of Title365 from the acquisition date through December 31, 2021.

Initial Public Offering and Capital Structure Change

On July 20, 2021, the Company completed its initial public offering (the "IPO"), with a subsequent partial exercise of the underwriters' option to purchase additional shares on August 17, 2021. The Company issued and sold an aggregate of 22,468,111 shares of Class A common stock, par value $0.00001, at an offering price of $18.00 per share, and received aggregate net proceeds of $366.7 million, after deducting underwriters' discounts and commissions of $27.3 million and offering expenses of $10.4 million.

Immediately prior to the completion of the IPO, the Company filed an Amended and Restated Certificate of Incorporation, which authorized the issuance of 3,200,000,000 shares of capital stock, $0.00001 par value per share, consisting of: 1,800,000,000 shares of Class A common stock; 600,000,000 shares of Class B common stock; 600,000,000 shares of Class C common stock; and 200,000,000 shares of preferred stock.

Upon the effectiveness of the filing of the Amended and Restated Certificate of Incorporation, (i) all outstanding shares of Convertible Preferred Stock converted into 146,872,568 shares of Class A common stock, (ii) all outstanding shares of Class A common stock converted into shares of Class B common stock on a one-for-one basis, (iii) all shares of Class A common stock were reclassified as Class B common stock and all shares of Class B common stock were reclassified as Class A common stock, and (iv) 12,883,331 shares of Class A common stock (as reclassified) beneficially owned by the Co-Founder and Head of Blend were exchanged for an equivalent number of shares of Class B common stock.

At the completion of the IPO, 214,132,175 shares of Class A common stock and 12,883,331 shares of Class B common stock were issued and outstanding. No shares of Class C common stock or preferred stock were issued and outstanding.

The following is a summary of the rights of the holders of the Company's capital stock:

Common Stock

Subsequent to the IPO, the Company has three classes of authorized common stock: Class A common stock, Class B common stock, and Class C common stock. The rights of the holders of Class A common stock, Class B common stock, and Class C common stock are identical, except with respect to voting and conversion.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of the Company's common stock will be entitled to receive dividends out of funds legally available if the Company's board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that the Company's board of directors may determine.

Voting Rights

Holders of the Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, holders of the Class B common stock are entitled to 40 votes for each share held on all matters submitted to a vote of stockholders, and holders of the Class C common stock are not entitled to vote on any matter that is submitted to a vote of stockholders, except as otherwise required by law. The holders of the Class A common stock and Class B common stock will vote together as a single class, unless otherwise required by law. At the completion of the IPO, the Co-Founder and Head of Blend held all of the issued and outstanding shares of the Company's Class B common stock.

No Preemptive or Similar Rights

The Company's common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If the Company becomes subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to the Company's stockholders would be distributable ratably among the holders of the Company's common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion of Class B Common Stock

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Shares of Class B common stock will automatically convert into shares of Class A common stock upon sale or transfer except for certain transfers described in the Amended and Restated Certificate of Incorporation, such as certain transfers effected for estate planning or charitable purposes.

Conversion of Class C Common Stock

After the conversion or exchange of all outstanding shares of the Company's Class B common stock into shares of Class A common stock, all outstanding shares of Class C common stock will convert automatically into Class A common stock, on a share-for-share basis, on the date or time specified by the holders of a majority of the outstanding shares of Class A common stock, voting as a separate class.

Preferred Stock

The Company's board of directors has the authority to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by the Company's stockholders. As of December 31, 2022, the Company had 200,000,000 shares authorized and no shares issued and outstanding of preferred stock.

Reverse Stock Split

On June 29, 2021, the Company's board of directors approved a three-for-one reverse stock split of its capital stock, which the Company's stockholders subsequently approved on July 2, 2021 and which became effective on July 2, 2021. The authorized number of shares of each class and series of the Company's capital stock was proportionally decreased in accordance with the three-for-one reverse stock split, and the par value of each class of capital stock was not adjusted as a result of the reverse stock split. All common stock, Convertible Preferred Stock, stock options, warrants, and per share information presented within these consolidated financial statements have been adjusted to reflect this reverse stock split on a retroactive basis for all periods presented.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company places its cash with high credit quality and federally insured institutions. Cash with any one institution may be in excess of federally insured limits. The Company has not experienced any losses in such accounts and management believes the exposure to credit risk is not significant. The Company considers all highly liquid investments with an original maturity date of three months or less at the time of purchase to be cash equivalents. As of December 31, 2022 and 2021, cash and cash equivalents consisted of cash, money market accounts, and highly liquid investments. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value due to the short-term nature of the maturities.

Restricted Cash

The Company has classified cash that is not available for use in its operations as restricted cash. Restricted cash consists primarily of collateral for letters of credit related to security deposits for the Company's office facility lease arrangements. As of both December 31, 2022 and 2021, the Company had restricted cash of $5.4 million, all of which was classified as non-current.

Escrow or Trust Funds

The Company administers escrow and trust deposits held at third-party financial institutions representing funds received under real estate contracts, escrowed funds received under escrow agreements, and undisbursed amounts received for settlement of mortgage and home equity loans. These funds are not considered assets of the Company and, therefore, are not included in the accompanying consolidated balance sheets; however, the Company remains contingently liable for the disposition of these funds on behalf of its customers. Cash held by the Company for these purposes was approximately $5.0 million, net of outstanding checks in transit of $42.8 million as of December 31, 2022, and approximately $27.0 million, net of outstanding checks in transit of $56.2 million as of December 31, 2021.

Trade and Other Receivables and Credit Loss Reserves

The Company reports trade and other receivables net of the allowance for credit losses, in accordance with Accounting Standards Codification ("ASC") 326, *Financial Instruments—Credit Losses*. ASC 326 requires an entity to recognize an allowance that reflects the entity's current estimate of credit losses expected to be incurred over the life of the financial instrument. The Company's estimate of expected credit losses is determined based on expected lifetime loss rates calculated from historical data and adjusted for the impact of current and future conditions, such as the age of outstanding receivables, historical payment patterns, any known or expected changes to the customers' ability to fulfill their payment obligations, or assessment of broader economic conditions that may impact the customers' ability to pay the outstanding balances. As of December 31, 2022 and 2021, the reserve for expected credit losses was $0.4 million and $1.4 million, respectively. The uncollectible portion of the receivables written off against the reserve for expected credit losses was $0.4 million and $0.1 million, respectively, and the provision for expected credit losses resulted in a reduction to the reserve of $0.5 million and an addition to reserve of $1.5 million, respectively, for the years ended December 31, 2022 and 2021.

Marketable Securities

Marketable securities consist primarily of U.S. treasury and agency securities, commercial paper, and corporate debt securities. The Company's policy generally requires investments to be investment grade, with the primary objective of minimizing the potential risk of principal loss. The Company classifies its marketable securities as available-for-sale securities at the time of purchase and reevaluates such classification at each balance sheet date. The Company has classified its investments as current based on the nature of the investments and their availability for use in current operations.

Available-for-sale securities are carried at fair value, with the change in unrealized gains and losses reported as a separate component on the consolidated statements of comprehensive income until realized. Fair value is determined based on quoted market rates when observable or utilizing data points that are observable, such as quoted prices, interest rates and yield curves. Securities with an amortized cost basis in excess of estimated fair value are assessed to determine what amount of the excess, if any, is caused by expected credit losses. Expected credit losses on securities are recognized in other income (expense), net on the consolidated statements of operations, and any remaining unrealized losses are included in accumulated other comprehensive loss in stockholders' equity. For the purposes of computing realized and unrealized gains and losses, the cost of securities is based on the specific-identification method. Interest on securities classified as available for sale is included as a component of investment income within other income (expense), net. The Company does not measure an allowance for credit losses on accrued interest receivable and recognizes interest receivable write offs as a reversal of interest income. No accrued interest was written off during the year ended December 31, 2022.

Cloud Computing Arrangements

The Company capitalizes certain implementation costs incurred during the application development stage under cloud computing arrangements that are service contracts. The carrying value of the capitalized costs was $0.9 million as of December 31, 2022, of which $0.7 million is presented within prepaid expenses and other current assets, and $0.2 million is presented within other non-current assets on the consolidated balance sheets. The carrying value of the capitalized costs was $0.7 million as of December 31, 2021, of which $0.3 million is presented within prepaid expenses and other current assets and $0.4 million is presented within other non-current assets on the consolidated balance sheets. Amortization of capitalized implementation costs is recognized on a straight-line basis over the term of the associated hosting arrangement when it is ready for its intended use. Costs related to preliminary project activities and post-implementation activities are expensed as incurred.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Computer and software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of useful life or lease term

Expenditures for maintenance and repairs are evaluated to determine whether they are capitalizable or should be expensed as incurred. Gains or losses on disposal of property and equipment are recognized in the period when the assets are sold or disposed of and the related cost and accumulated depreciation is removed from their respective accounts.

Leases

The Company measures lease liabilities based on the present value of the total lease payments not yet paid discounted based on the Company's incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The lease liability also includes expected renewal or termination options, if the option is reasonably certain to be exercised. The Company measures right-of-use assets based on the corresponding lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs the Company incurs and (iii) tenant incentives under the lease. The Company's leases do not provide a readily determinable implicit interest rate and the Company uses its incremental borrowing rate to measure the lease liability and corresponding right-of-use asset. The incremental borrowing rate is a fully collateralized rate that considers the Company's credit rating, market conditions, and the term of the lease. The Company accounts for all components in a lease arrangement as a single combined lease component and begins to recognize lease expense when the lessor makes the underlying asset available to the Company. For short-term leases, the Company records rent expense in the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term and records variable lease payments as incurred. The Company has no finance leases.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets, such as property and equipment and capitalized software development costs, whenever events or changes in circumstances occur that could impact the recoverability of the asset group to which the assets relate. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the future estimated undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment was recorded for the years ended December 31, 2022, 2021 and 2020.

Investment in Non-Marketable Equity Securities

Investment in non-marketable equity securities without readily determinable fair values is recorded at cost, less impairment, if any, plus or minus observable price changes in orderly transactions of an identical or similar investment of the same issuer. During the year ended December 31, 2022, the Company recognized a $2.9 million gain as the result of an adjustment to the carrying value of the non-marketable security to reflect observable price changes. The Company determined the adjustment by measuring the security at fair value using the option pricing model ("OPM") as of the date the observable transaction occurred. Observable transactions, such as the issuance of new equity by an investee, are indicators of investee enterprise value and are used to estimate the fair value of the Company's investment in the equity security. An OPM is utilized to allocate value to the various classes of securities of the investee, including classes owned by the Company. Such information, available to the Company from the investee entity, is supplemented with the Company's estimates such as volatility, expected time to liquidity and the rights and obligations of the securities the Company holds. The inputs to valuation techniques used to measure fair value of the Company's non-marketable equity security are classified as Level 3 of the fair value hierarchy due to the use of significant unobservable inputs. Refer to Note 6, "*Significant Balance Sheet Components*," in the notes to the consolidated financial statements for further information.

At each reporting date, the Company performs a qualitative assessment to evaluate the investment for impairment. If the qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value, the carrying amount of the investment is reduced to its fair value. Any adjustments to carrying value based on observable price changes and impairment charges are recorded in other income (expense), net on the consolidated statements of operations and comprehensive loss and the investment is presented within other non-current assets on the consolidated balance sheets.

Business Combinations

On June 30, 2021, the Company completed its acquisition and obtained control of 90.1% of Title365 (refer to Note 9, "*Business Combinations*") The Company accounts for acquisitions in accordance with ASC 805, *Business Combinations*. Identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquired business are recognized and measured as of the acquisition date at fair value, which is based on best estimates and assumptions as of the acquisition date. Such estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Goodwill is recognized to the extent by which the aggregate of the acquisition-date fair value of the consideration transferred and any noncontrolling interest in the acquired business exceeds the recognized basis of the identifiable assets acquired, net of assumed liabilities. Transaction costs directly attributable to the acquisition are expensed as incurred. Upon acquisition, the accounts and results of operations of the acquired business are consolidated as of and subsequent to the acquisition date.

Goodwill and Intangible Assets

Goodwill represents the excess of the consideration transferred in a business combination over the aggregate fair value of the identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but rather tested for impairment annually, or more frequently, if events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable.

Acquired intangible assets are recorded at their estimated fair value at the date of acquisition. Determination of the fair value of the acquired customer relationships and licenses involves significant estimates and assumptions related to revenue forecasts, discount rates, customer attrition rates, and replacement costs. Determination of estimated useful lives of intangible assets requires significant judgment, and the Company regularly evaluates whether events and circumstances have occurred that indicate the useful lives of finite-lived intangible assets may warrant revision. Finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Due to a continued decline in economic and market conditions, including a decline in the Company's market capitalization and current and projected declines in the operating results of the Title365 segment, the Company determined that triggering events that indicate the assets should be evaluated for impairment existed as of June 30, 2022 and performed an interim quantitative impairment analysis, which resulted in a partial impairment of goodwill and the acquired customer relationship intangible assets. Subsequently, based on further deterioration in market conditions in the third quarter of 2022, such as continued increases in interest rates leading to further declines in the current and projected operating results of the Title365 segment, the Company determined that triggering events existed as of September 30, 2022 and performed another interim quantitative impairment analysis, which resulted in a full impairment of the remaining amounts of goodwill and the acquired customer relationship intangible assets. Refer to Note 5, "*Goodwill and Intangible Assets*," in the notes to the consolidated financial statements for further information.

Redeemable Noncontrolling Interest

The Company's 90.1% ownership of Title365 results in recognition of 9.9% noncontrolling interest, which represents the minority stockholder's share of the net income and equity in Title365. The Title365 stockholders agreement includes a provision whereby the Company has a call option to purchase the 9.9% noncontrolling interest at a purchase price equal to the greater of (1) $49.5 million plus an amount of interest calculated using an interest rate of 5.0% per annum compounding annually; or (2) 4.4 multiplied by the trailing 12-month EBITDA multiplied by the noncontrolling interest ownership percentage (the "Title365 Call Option"). The Title365 Call Option is exercisable beginning 2 years following the acquisition closing date. The noncontrolling interest holder also holds an option to compel the Company to purchase the remaining 9.9% noncontrolling interest at a price calculated in the same manner as the Title365 Call Option (the "Title365 Put Option"). The Title365 Put Option is exercisable beginning 5 years following the acquisition closing date. Neither the Title365 Call Option nor the Title365 Put Option have an expiration date. As the Title365 Put Option is not solely within the Company's control, the Company classified this interest as redeemable noncontrolling interest ("RNCI") within the mezzanine equity section of the consolidated balance sheets. The RNCI is accreted to the redemption value under the interest method from the acquisition date through the date the Title365 Put Option becomes exercisable. At each balance sheet date, the RNCI is reported at the greater of the initial carrying amount adjusted for the RNCI's share of earnings or losses and other comprehensive income or loss, or its accreted redemption value. The changes in the redemption amount are recorded with corresponding adjustments against retained earnings or, in the absence of retained earnings, additional paid-in-capital. For each reporting period, the entire periodic change in the redemption amount is reflected in the computation of net loss per share under the two-class method as being akin to a dividend. As of December 31, 2022, the redemption amount of the Title365 Put Option as if it was currently redeemable was $53.2 million.

Segment Information

The Company's operating segments are defined in a manner consistent with how the Company manages its operations and how the Company's Chief Operating Decision Maker ("CODM") evaluates the results and allocates the Company's resources.

Prior to the acquisition of Title365 (refer to Note 9, "*Business Combinations*"), the Company operated as a single reportable segment as the CODMs, who were the chief executive officer (the Head of Blend) and the president, together reviewed the financial information presented on a consolidated basis to evaluate the Company's financial performance and make resource allocation decisions. Following the acquisition, the banking platform business ("Blend Platform") and Title365 operated as two separate reportable segments. In connection with the acquisition and completion of the IPO, the Company changed its internal processes around the assessment of operating segments results and allocation of resources, and determined that subsequent to these transactions, the function of CODM is performed solely by the Head of Blend.

In June 2022, the Company completed the migration of its largest Title365 customer from traditional title to a software-enabled title solution. This solution automates the flow of the title orders from the customer's loan origination software and passes the orders through the Blend Platform. In connection with the migration, during the three months ended September 30, 2022, the Company changed its reporting segments as previously reported on its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022 and June 30, 2022, to change the composition of the Blend Platform segment to include the Company's software-enabled title component. The impact of this change in segment composition on the comparative prior periods is not material. This segment reporting change reflects a corresponding change in how the Company's CODM reviews financial information in order to allocate resources and assess performance.

Revenue Recognition

Overview

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*, which requires application of the following five-step model:

- *Identification of the contract, or contracts, with a customer* — A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party's rights regarding the services to be transferred and identifies the payment terms related to these services, (ii) the contract has commercial substance, and (iii) it is determined that collection of substantially all consideration for services that are transferred is probable based on the customer's intent and ability to pay the promised consideration when it is due.

- *Identification of the performance obligations in the contract* — Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the services either on their own or together with other resources that are readily available from third parties or from the Company, and are distinct within the context of the contract, whereby the transfer of the services is separately identifiable from the other promises in the contract. To the extent that a contract includes multiple promised services, the Company applies judgment to determine whether promised services are capable of being distinct and distinct within the context of the contract. If these criteria are not met, the promised services are accounted for as a combined performance obligation. The Company has concluded that promised services included in its contracts with multiple performance obligations are distinct.

- *Determination of the transaction price* — The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring services to the customer. The Company estimates and includes variable consideration in the transaction price at contract inception to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. In estimating variable consideration in subscription arrangements, the Company considers historical experience and other external factors that may impact the expectation of future completed transactions beyond a customer's contracted minimum number of completed transactions. At each reporting period, the Company assesses the expected overage fees, if any, that will be earned for the duration of the contract term. Revenue is presented net of any taxes collected from customers and remitted to governmental authorities.

- *Allocation of the transaction price to the performance obligations in the contract* — The Company allocates the transaction price to each performance obligation on a relative standalone selling price ("SSP") basis. The SSP is the price at which the Company would sell a promised service separately to a customer. In instances where the Company does not sell or price a service separately, the Company estimates the SSP by considering available information such as market conditions, internally approved pricing guidelines, and the underlying cost of delivering the performance obligation. Judgment is required to determine the SSP for each distinct performance obligation.

- *Recognition of revenue when the performance obligation is satisfied* — For each performance obligation identified, the Company determines at contract inception whether it satisfies the performance obligation over time or at a point in time.

Blend Platform

The Company generates revenue from fees paid by the customers to access its platform, and, to a lesser extent, from professional services related to the deployment of the platform, premium support services, and consulting services. The Company also earns revenue through commissions or service fees when consumers use the Blend Platform integrated marketplaces to select a property and casualty insurance carrier, title and settlement services entity, or real estate agent.

Customers have the ability to access the platform under subscription arrangements, in which customers commit to a minimum number of completed transactions at specified prices over the contract term, or under usage-based arrangements, in which customers pay a variable amount for completed transactions at specified prices. In estimating variable consideration in the subscription arrangements, the Company considers historical experience and other external factors that may impact the expectation of future completed transactions beyond a customer's contracted minimum number of completed transactions. At each reporting period, the Company assesses the expected overage fees, if any, that will be earned for the duration of the contract term.

Subscription arrangements are generally non-cancelable during the contract term while usage-based arrangements generally can be terminated at any time by the customer. Arrangements with customers do not provide the contractual right to take possession of the software at any point in time. The Company begins recognizing revenue when access to the platform is provisioned to customers for an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Access to the platform represents a series of distinct services as the Company continually provides access to the platform, fulfills its obligation to the customer over the non-cancelable contractual term, and the customer receives and consumes the benefit of the platform throughout the contract period. The series of distinct services represents a single performance obligation that is satisfied over time.

Under its subscription arrangements, the Company typically bills customers for any committed amounts quarterly, semi-annually or annually in advance and for overages beyond a customer's contracted minimum number of completed transactions on a monthly or quarterly basis in arrears. The Company recognizes fees for subscription arrangements ratably over the non-cancelable contract term of the arrangement as subscription services are provided, beginning on the commencement date of each contract, which is the date services are made available to the customers.

For usage-based arrangements, the Company typically bills its customers for any completed transactions on a monthly basis in arrears. The Company recognizes fees for usage-based arrangements as the completed transactions are processed using the platform. Revenue from usage-based arrangements represented 51%, 29% and 12% of the Blend Platform segment revenue for the years ended December 31, 2022, 2021 and 2020, respectively.

Following the change in segment composition, described in the "*Segment Information*" section within this Note, the revenue in the Blend Platform segment includes revenue from the Company's software-enabled title solution. This revenue is similar to the revenue earned in the Title365 segment further described below, with the distinction that software-enabled technology automates the flow of the title orders from the customer's loan origination software and passes the orders through the Blend Platform.

Professional services revenue consists of fees for services related to helping customers deploy, configure, and optimize the use of the Company's technology. These services include consulting, system integration, data migration, process enhancement, and training. Professional services contracts are typically on a fixed price basis and billed in full at the beginning of the contract term. Professional services revenue is recognized on a proportional performance basis, which measures the service hours performed to date relative to the total expected hours to completion.

Title365

Title365 is a title insurance agency that offers title, escrow and other trustee services, including title search procedures for title insurance policies, escrow and other closing and settlement services. Title365 also offers title services in connection with a borrower default and with the issuance of home equity lines of credit and home equity loans.

For title insurance services, the Company earns a fee for placing and binding title insurance policies with third-party underwriters that ultimately provide the title insurance policy to its customers. The Company acts as an agent to place and bind title insurance policies and satisfies the performance obligation upon the closing of the underlying real estate transaction. Revenue related to title insurance is recognized net of the amount of consideration paid to the third-party insurance underwriters. Escrow fees and fees for other trustee services are primarily associated with managing the closing of real estate transactions, including the processing of funds on behalf of the transaction participants, gathering and recording the required closing documents, providing notary and other real estate or title-related activities.

For title insurance services provided along with an associated escrow service, revenue is recognized at the closing of the underlying real estate transaction. For title insurance services provided without an associated escrow service, revenue is recognized upon issuance of the title insurance policy. Revenue for other title services are recognized at the time of delivery of the title report, as Title365 has no significant ongoing obligations after delivery.

Contract assets

The Company records a contract asset when revenue recognized on its subscription arrangements and professional services contracts exceeds the billings for the period. Contract assets are included in prepaid expenses and other current assets in the Company's consolidated balance sheets.

Deferred Revenue

Deferred revenue represents billings or payments received in advance of revenue recognition. Balances consist primarily of prepaid subscription services and professional services not yet provided as of the balance sheet dates. Amounts that will be recognized during the succeeding 12-month period are recorded as deferred revenue, current, and the remaining portion, if any, is recorded as deferred revenue, non-current. Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined its contracts do not include a significant financing component. The primary purpose of the Company's invoicing terms is to provide customers with simplified and predictable ways of purchasing its services, not to receive financing from its customers or to provide customers with financing.

Deferred Contract Costs

The Company capitalizes incremental and recoverable costs of obtaining contracts with customers. The capitalized amounts consist primarily of sales commissions paid to the Company's sales force. The Company applies the practical expedient to expense sales commissions as incurred when the amortization period is one year or less.

Deferred contract costs related to new revenue contracts are amortized on a straight-line basis over an estimated period of benefit of three years. The Company determined the period of benefit by taking into consideration customer attrition and estimated technology life cycles. Amortization expense is included in sales and marketing expenses in the consolidated statements of operations and comprehensive loss.

The Company periodically evaluates whether there have been any changes in its business, market conditions, or other events which would indicate that the period of benefit for its new revenue contracts should be changed or that there are potential indicators of impairment.

Cost of Revenue

Costs of subscribed hosting, support, and professional services are expensed as incurred. Costs of subscribed hosting services and support revenue primarily consist of expenses related to hosting the Company's services and providing support to the Company's customers. These expenses are comprised of third-party web hosting costs and software licenses, customer support, and other customer related activities. Costs of professional services consist primarily of personnel and related direct costs, including employee salaries, payroll taxes, business expenses (e.g., employee travel and lodging expenses for customer projects), as well as allocated overhead.

Cost of revenue related to Title365 services consists of costs of title, escrow and other trustee services, which represent primarily personnel-related expenses of our Title365 segment as well as title abstractor, notary, and recording service expense provided by external vendors. Following the change in segment composition, described in the "*Segment Information*" section within this Note, the cost of revenue in the Blend Platform segment includes cost of revenue related to the software-enabled title solution.

Title and Escrow Loss Reserve

The Company performs title insurance services and issues a title insurance policy as an agent for a third-party title insurance underwriter. The Company pays part of the title insurance policy fee charged to its customers to the third-party title insurance underwriter as compensation for accepting the risk associated with issuing the title policy. The Company may incur a loss if it does not follow the guidelines outlined in the agency agreements, and in the state of California, the Company is obligated to reimburse the insurance company for up to the first $5,000 in losses related to a claim on a policy issued through Title365. Reserves for estimated future losses on policies issued are established at the time the title insurance revenue is recognized in accordance with ASC 450, *Contingencies*, and are based on claim loss history, industry trends, legal environment, geographic considerations, and the type of title insurance policies written. As of December 31, 2022, title and escrow loss reserves were $2.1 million, of which $0.2 million is presented within other current liabilities and $1.9 million is presented within other non-current liabilities on the consolidated balance sheets. As of December 31, 2021, title and escrow loss reserves were $1.6 million, of which $0.2 million, is presented within other current liabilities and $1.4 million is presented within other non-current liabilities on the consolidated balance sheets.

Advertising Costs

Advertising costs are expensed as incurred. The Company recorded $5.2 million, $7.0 million and $3.6 million in advertising expense for the years ended December 31, 2021 and 2020, respectively, as part of sales and marketing expenses in the consolidated statements of operations and comprehensive loss.

Research and Development Costs

Research and development costs within the consolidated statements of operations and comprehensive loss include personnel costs, including stock-based compensation expense associated with the Company's engineering personnel responsible for the design, development, and testing of the product, depreciation of equipment used in research and development and allocated facilities, and information technology costs. Research and development costs are expensed as incurred.

Stock-Based Compensation

The Company measures and recognizes its stock-based compensation in accordance with ASC 718, *Stock Compensation*, which requires compensation cost for the grant-date fair value of stock-based awards to be recognized over the requisite service period.

The Company grants stock option awards and restricted stock units ("RSUs") to its employees that vest upon the satisfaction of a service condition. For stock option awards, the Company uses the Black-Scholes-Merton option pricing model to determine the fair value of the stock options granted. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock (for pre-IPO awards), the expected volatility over the term of the option awards, the expected term of the awards, risk-free interest rates and the expected dividend yield. The requisite service period of the stock option awards is generally the vesting period. The Company accounts for forfeitures as they occur. After the IPO, the fair value of each share of underlying Class A common stock is based on the closing price of the Company's Class A common stock as reported on the grant date. For RSUs, the Company determines the grant-date fair value as the fair value of the Company's common stock on the grant date.

Certain stock options granted to the Company's Co-Founder and Head of Blend vest upon the satisfaction of a service condition, liquidity event-related performance condition, and performance-based market conditions. In July 2021, the first tranche of the Co-Founder and Head of Blend stock option award vested upon completion of the IPO. The remaining tranches of shares will vest dependent on performance goals tied to the Company's stock price hurdles with specified expiration dates for each tranche.

Income Taxes

The Company accounts for income taxes using an asset and liability approach. Under this method, the Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are measured using enacted statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided against deferred tax assets that, based on all available positive and negative evidence, is not expected to be realized. Such evidence includes, but is not limited to, recent cumulative earnings or losses, expectations of future taxable income by taxing jurisdiction, the anticipated reversal or expiration dates of the deferred tax assets and tax planning strategies.

The Company recognizes tax benefits from uncertain tax positions only if it believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than a 50% likelihood of being sustained.

Restructuring Charges

The restructuring charges consist primarily of cash expenditures for compensation and severance payments, employee benefits, payroll taxes and related facilitation costs associated with the Company's workforce reduction plans. Employee termination benefits are recognized as a liability at estimated fair value, at the time of communication to employees, unless future service is required, in which case the costs are recognized ratably over the future service period. Ongoing termination benefits are recognized as a liability at estimated fair value when the amount of such benefits is probable and reasonably estimable.

Other Income (Expense), Net

Other income (expense), net primarily consists of interest income earned from the Company's investment portfolio of $2.4 million, $0.4 million and $1.0 million for the years ended December 31, 2022, 2021 and 2020, respectively, adjustments to carrying value of investment in non-marketable equity securities of $2.9 million for the year ended December 31, 2022 and net foreign currency transaction losses of $0.5 million for the year ended December 31, 2022. There were no adjustments to the carrying value of investment in non-marketable equity securities and foreign currency transaction gains or losses for the years ended December 31, 2021 and 2020.

Employee Benefit Plan

The Company maintains a 401(k) plan that covers all eligible employees in the United States. Employer matching contributions are discretionary. The Company, at its discretion, may match a percentage of the employee contributions. The Company recognized a contribution expense of $4.8 million for the year ended December 31, 2022. No contribution expense was recognized for the years ended December 31, 2021 and 2020.

Concentrations of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, marketable securities, and trade accounts receivable. The Company maintains its cash equivalents primarily in money market funds and highly liquid investments that are issued or guaranteed by the United States government or its agencies. As of December 31, 2022, cash and cash equivalents of $124.2 million include $1.3 million of cash in a foreign jurisdiction. Collateral is not required for trade accounts receivable.

Title365 has agreements with insurance underwriters authorizing the Company to issue title insurance policies on behalf of the insurance underwriters. During the year ended December 31, 2022, the policies were underwritten by two title insurance companies, which accounted for approximately 57% and 43%, respectively, of title policy fees earned during the period. For the post-acquisition period from July 1, 2021 to December 31, 2021, the policies were underwritten by two title insurance companies, which accounted for approximately 74% and 26%, respectively, of title policy fees earned during the period.

The following customers comprised 10% or more of the Company's revenue for the following periods:

Customer	Year Ended December 31,		
	2022	**2021**	**2020**
A[2]	29%	26%	N/A[1]
B[2]	N/A[1]	N/A[1]	13%

(1) revenue from this customer did not exceed 10% for the period presented

(2) this customer generates revenue in both Blend Platform and Title365 segments

The following customers comprised 10% or more of the Company's trade and unbilled receivables:

Customer	December 31, 2022	December 31, 2021
A	12%	29%
B	10%	N/A[1]

(1) trade and unbilled receivable balance from this customer did not exceed 10% as of the date presented

Fair Value Measurement

The Company measures its cash and cash equivalents, marketable securities, trade and other receivables, accounts payable, and other current liabilities at fair value on a recurring basis. In addition, the Company measures certain other assets, including intangible assets and investments in equity securities without readily determinable fair values, at fair value on a nonrecurring basis.

The Company reports its investments in cash equivalents and marketable securities at fair value on the consolidated balance sheets based upon the level of judgment associated with inputs used to measure their fair value. The categories are as follows:

Level 1—Observable inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs are quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices which are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.

Level 3—Unobservable inputs which are supported by little or no market activity and which are significant to the fair value of the assets or liabilities. These inputs are based on the Company's assumptions used to measure assets and liabilities at fair value and require significant management judgment or estimation.

The estimated fair value of trade and other receivables, accounts payable, and other current liabilities approximate their respective carrying values due to their short term nature.

JOBS Act Accounting Election

As an emerging growth company ("EGC"), the Jumpstart Our Business Startups Act ("JOBS Act") allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies (that is, those that have not had a Securities Act of 1933, as amended (the "Securities Act"), registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). The Company intends to use this extended transition period under the JOBS Act until such time as the Company is no longer considered to be an EGC. The adoption dates discussed below reflect this election.

Recently Adopted Accounting Standards

In March 2020, the Financial Accounting Standards Board ("FASB") issued ASU No. 2020-04, *Reference Rate Reform (Topic 848)*, with amendments in 2021. This update provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by the discontinuation of London Interbank Offered Rate ("LIBOR") or by another reference rate expected to be discontinued. Under this update, contract modifications related to reference rate reform may be considered an event that does not require remeasurement or reassessment of a previous accounting determination at the modification date. The guidance in ASU 2020-04 is optional and may be elected over time as reference rate reform activities occur. In October 2022, the Company entered into the first amendment to the Credit Agreement (as defined in Note 10, "*Debt Financing*"), which replaced the reference rate from LIBOR to the Secured Overnight Financing Rate ("SOFR") as a result of the expected cessation of LIBOR and adopted ASU 2020-04 and elected the optional expedient. The adoption did not have a material impact on the Company's consolidated financial statements.

Recently Issued Accounting Standards Not Yet Adopted

In August 2020, the FASB issued ASU No. 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40)*. The guidance simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20 that requires entities to account for beneficial conversion features and cash conversion features in equity separately from the host convertible debt or preferred stock. The guidance is effective for the Company for annual reporting periods, and interim reporting periods within those annual periods, beginning January 1, 2024. ASU 2020-06 should be applied on a full or modified retrospective basis and early adoption is permitted. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements.

Blend Labs, Inc.
Notes to Consolidated Financial Statements

In October 2021, the FASB issued ASU No. 2021-08, *Business Combinations: Accounting for Contract Assets and Contract Liabilities with Customers (Topic 805)*. This guidance requires an acquirer in a business combination to use principles in ASC 606 to recognize and measure contract assets and liabilities rather than fair value. The guidance is effective for the Company for annual reporting periods, and interim reporting periods within those annual periods, beginning January 1, 2023. ASU 2021-08 should be applied retrospectively to all business combinations that have occurred since the beginning of the annual period that includes the interim period of adoption. The Company expects the impact from adoption of this ASU in the first quarter of 2023 will not have a material impact on its consolidated financial statements.

In June 2022, the FASB issued ASU No. 2022-03, *Fair Value Measurement (Topic 820).* This update clarifies the guidance in Topic 820 when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security and introduces new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value in accordance with Topic 820. The amendments affect all entities that have investments in equity securities measured at fair value that are subject to a contractual sale restriction. The guidance is effective for the Company for annual reporting periods, and interim reporting periods within those annual periods, beginning January 1, 2024. Early adoption is permitted. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements.

3. Revenue Recognition and Contract Costs

Disaggregation of Revenue

The following table provides information about disaggregated revenue by service offering:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In thousands)		
Blend Platform revenue:			
Mortgage Banking	$ 83,391	$ 108,264	$ 80,061
Consumer Banking and Marketplace	44,227	23,120	12,624
Professional Services	4,396	4,178	3,344
Total Blend Platform revenue	132,014	135,562	96,029
Title365 revenue	103,187	98,933	—
Total revenue	$ 235,201	$ 234,495	$ 96,029

Mortgage Banking revenue represents revenue related to mortgage transactions processed through the Company's software platform. Consumer Banking and Marketplace revenue represents revenue related to the Company's integrated software solutions outside of mortgage banking transactions, such as consumer banking revenue (home equity, personal loans, credit cards, deposit accounts, and all other consumer banking products), ancillary product revenue (income verification and close products), and marketplace revenue (software-enabled title, property and casualty insurance, and realty products). Professional Services revenue represents revenue related to the deployment of the Company's software platform and consulting services. Title365 revenue represents revenue related to traditional title, escrow and other closing and settlement services provided by the Title365 segment.

Contract Balances

The following table provides information about contract assets and contract liabilities from contracts with customers:

Contract Accounts	Balance Sheet Line Reference	As of December 31, 2022		As of December 31, 2021	
		(In thousands)			
Contract assets—current	Prepaid expenses and other current assets	$	1,252	$	5,359
Contract liabilities—current	Deferred revenue, current	$	(8,695)	$	(8,068)

There were no long-term contract assets or deferred revenue as of December 31, 2022 and December 31, 2021.

During the year ended December 31, 2022, the Company recognized $7.2 million of revenue that was included in the deferred revenue balance at the beginning of the period. During the year ended December 31, 2021, the Company recognized substantially all of the revenue included in the deferred revenue balance at the beginning of the period.

During the year ended December 31, 2022, the Company reversed $1.8 million of revenue related to performance obligations satisfied in previous periods. During the year ended December 31, 2021, the Company recognized approximately $11.9 million of revenue from performance obligations satisfied in previous periods. The revenue recognized from performance obligations satisfied in the prior periods primarily related to changes in the transaction price, including changes in the estimate of variable consideration.

Remaining Performance Obligations

As of December 31, 2022, the aggregate amount of the transaction price allocated to the remaining performance obligations was $32.8 million. These remaining performance obligations do not include estimates of variable consideration associated with usage-based contracts with termination rights and professional services. The expected timing of recognizing revenue for the transaction price allocated to the remaining performance obligations as of December 31, 2022 was as follows:

		(In thousands)
Within one year	$	19,425
More than one year		13,389
Total transaction price allocated to the remaining performance obligations	$	32,814

Deferred Contract Costs

As of December 31, 2022 and December 31, 2021, total unamortized deferred contract costs were $5.2 million and $8.7 million, respectively, of which $3.5 million and $4.5 million was recorded within prepaid expenses and other current assets and $1.7 million and $4.2 million was recorded within deferred contract costs, non-current, on the consolidated balance sheets as of December 31, 2022 and December 31, 2021, respectively.

The amortization of deferred contract costs was $4.6 million, $5.0 million and $3.6 million for the years ended December 31, 2022, 2021 and 2020, respectively, and is included in sales and marketing expense in the accompanying consolidated statements of operations.

-4. Investments and Fair Value Measurements

The carrying amount, unrealized gain and loss, and fair value of investments by major security type were as follows:

		December 31, 2022		
	Amortized Cost	Gross Unrealized Loss	Fair Value	Fair Value Hierarchy
Cash equivalents:				
Money market funds	$ 26,389	$ —	$ 26,389	Level 1
Commercial paper	29,242	—	29,242	Level 2
U.S. treasury and agency securities	12,163	—	12,163	Level 2
Total cash equivalents	67,794	—	67,794	
Marketable securities:				
U.S. treasury and agency securities	197,734	(918)	196,816	Level 2
Commercial paper	23,686	—	23,686	Level 2
Debt securities	4,462	(16)	4,446	Level 2
Total marketable securities	225,882	(934)	224,948	
Other investments:				
Certificates of deposit	5,000	—	5,000	Level 2
Restricted cash:				
Certificates of deposit	335	—	335	Level 2
Total	$ 299,011	$ (934)	$ 298,077	

		December 31, 2021		
	Amortized Cost	Gross Unrealized Loss	Fair Value	Fair Value Hierarchy
		(In thousands)		
Cash equivalents:				
Money market funds	$ 2,357	$ —	$ 2,357	Level 1
Commercial paper	2,150	—	2,150	Level 2
Total cash equivalents	4,507	—	4,507	
Marketable securities:				
U.S. treasury and agency securities	269,393	(745)	268,648	Level 2
Commercial paper	27,187	(7)	27,180	Level 2
Debt securities	33,366	(47)	33,319	Level 2
Total marketable securities	329,946	(799)	329,147	
Other investments:				
Certificates of deposit	5,000	—	5,000	Level 2
Restricted cash:				
Certificates of deposit	335	—	335	Level 2
Total	$ 339,788	$ (799)	$ 338,989	

The fair value of the Company's investments in money market funds classified as Level 1 of the fair value hierarchy is based on real-time quotes for transactions in active exchange markets involving identical assets. The fair value of the Company's investments in commercial paper and marketable securities classified as Level 2 of the fair value hierarchy is based on quoted market prices for similar instruments.

Blend Labs, Inc.
Notes to Consolidated Financial Statements

The following table summarizes the stated maturities of the Company's marketable securities:

	December 31, 2022		December 31, 2021	
	(In thousands)			
Due within one year	$	201,921	$	202,895
Due after one year through two years		28,027		131,252
Total marketable securities	$	229,948	$	334,147

The Company evaluates marketable securities in unrealized loss positions to determine whether the impairment is due to credit-related factors or other factors. The Company considers the extent to which the fair value is less than cost, the financial condition and near-term prospects of the security issuer, and the intent and ability of the Company to retain its investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value.

The Company does not have an intent to sell any of these securities prior to maturity and believes that it is more likely than not that the Company will not have to sell any such securities before a recovery of cost. The fair value is expected to recover as the securities approach their maturity date. Accordingly, as of December 31, 2022, the Company believes that the unrealized losses are due to noncredit-related factors, including changes in interest rates and other market conditions, and therefore no impairment losses have been recognized in the Company's consolidated statements of operations for the year ended December 31, 2022. As of December 31, 2022 and December 31, 2021, the number of investment positions that are in an unrealized loss position were 38 and 57, respectively. As of December 31, 2022 and December 31, 2021, the Company had no securities that have been in a continuous unrealized loss position for twelve months or greater. The Company determines realized gains or losses on the sale of marketable securities based on a specific identification method.

The Company recognized interest income from its investment portfolio of $2.4 million, $0.4 million and $1.0 million for the years ended December 31, 2022, 2021 and 2020. Accrued interest receivable was $0.9 million and $1.2 million, as of December 31, 2022 and December 31, 2021, respectively, and is presented within prepaid expenses and other current assets on the consolidated balance sheets.

5. Goodwill and Intangible Assets

In connection with the interim impairment reviews performed during the year ended December 31, 2022, the Company determined that the reporting unit for purposes of the impairment assessments for goodwill is the Title365 business, and the asset group is the reporting unit for the purposes of the impairment assessment for long-lived assets under ASC 360-10. At the time of the assessments, the Company's reporting units were the same as its operating and reportable segments, Blend Platform and Title365. The Company performed the impairment assessment for Title365 in the following order: (1) indefinite-lived intangible assets, (2) long-lived assets held and used, and (3) goodwill.

Title365 indefinite-lived intangible assets are comprised of licenses. The Company determined that the fair value of licenses has not declined below the carrying amount and recognized no impairment on the indefinite-lived intangible assets.

Title365 long-lived assets in the asset group are primarily comprised of property and equipment, operating lease right-of-use assets, and customer relationship intangible assets. The Company compared the carrying value of the asset group to separately identifiable estimated undiscounted cash flows over the remaining useful life of the asset group, and concluded that the asset group was impaired due to the carrying value exceeding the estimated undiscounted cash flows.

The Company then determined the fair value of the asset group as of each impairment testing date utilizing an income approach derived from a discounted cash flow methodology. Under the accounting guidance in ASC 360, the excess of the carrying value over the fair value is recognized as an impairment loss and allocated to assets for which the carrying value exceeds the respective asset's fair value. Certain assets, such as property and equipment and operating lease right-of-use assets, were not allocated any impairment as the values of such assets approximated their respective carrying amounts. For customer relationships intangible asset, the fair value was determined using the discounted cash flow method. The significant assumptions used in the valuation of both the asset group and the customer relationship intangible asset included the estimated annual net cash flows expected to be generated from the Title365 customer portfolio, respectively, including revenue, long-term growth rates, EBITDA margins, and the discount rate.

Based on the results of the impairment analyses, the Company recorded an impairment charge of $162.5 million for the year ended December 31, 2022 to write down the value of the customer relationships to its estimated fair value, which represented a full write off of the carrying amount. These charges are presented within impairment of intangible assets and goodwill in the consolidated statements of operations and comprehensive income (loss).

In evaluating goodwill for impairment, the Company compared the fair value of the Title365 reporting unit to its associated carrying value after the write down of the customer relationship intangible asset to its estimated fair value. The Company also estimated the fair value of the Blend Platform reporting unit and reconciled the aggregate fair values of its reporting units to the Company's market capitalization adjusted for an estimated control premium.

Based on the results of the impairment analyses, in 2022 the Company recorded an impairment charge of $287.2 million for the year ended December 31, 2022 against the carrying value of goodwill, which represented a full write off of the carrying amount. These charges are presented within impairment of intangible assets and goodwill in the consolidated statements of operations and comprehensive income (loss) and are not deductible for tax purposes.

Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2022 were as follows:

	Blend Platform		Title365		Total	
			(In thousands)			
Goodwill as of December 31, 2021	$	—	$	287,228	$	287,228
Impairment Charges		—		(287,228)		(287,228)
Goodwill as December 31, 2022	$	—	$	—	$	—

Intangible Assets

Intangible assets consisted of the following:

	December 31, 2022				
	Weighted Average Remaining Amortizatio	Gross Amount	Accumulated Amortization	Impairment Charge	Net Book Value
	(In years)		*(In thousands)*		
Intangible assets subject to amortization:					
Acquired customer relationships	—	$ 179,000	$ (16,548)	$ (162,452)	$ —
Internally developed software	—	11,391	(11,391)	—	—
Domain name	8.6	210	(83)	—	127
Total finite-lived intangible assets, net	8.6	190,601	(28,022)	(162,452)	127
Indefinite-lived intangible assets:					
Acquired licenses		2,000	—	—	2,000
Total intangible assets, net		$ 192,601	$ (28,022)	$ (162,452)	$ 2,127

	December 31, 2021			
	Weighted Average Remaining Amortization	Gross Amount	Accumulated Amortization	Net Book Value
	(In years)		*(In thousands)*	
Intangible assets subject to amortization:				
Acquired customer relationships	10.5	$ 179,000	$ (8,136)	$ 170,864
Internally developed software	—	11,391	(11,391)	—
Domain name	9.5	210	(66)	144
Total finite-lived intangible assets, net	10.5	190,601	(19,593)	171,008
Indefinite-lived intangible assets:				
Acquired licenses		2,000	—	2,000
Total intangible assets, net		$ 192,601	$ (19,593)	$ 173,008

Amortization of intangible assets for the years ended December 31, 2022, 2021 and 2020 was $8.4 million, $9.2 million and $2.9 million respectively.

6. Significant Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31, 2022		December 31, 2021	
	(In thousands)			
Contract assets	$	1,252	$	5,359
Deferred contract costs		3,518		4,564
Prepaid insurance		3,646		6,521
Prepaid other		7,656		7,743
Recording fee advances		857		4,243
Other current assets		2,302		3,283
Total prepaid expenses and other current assets	$	19,231	$	31,713

Recording fee advances represent amounts advanced on behalf of customers in the Title365 segment associated with the recording of mortgage documents. These amounts are primarily recouped within 30 days from funds in the escrow accounts the Company administers.

Property and Equipment, Net

Property and equipment, net, consisted of the following:

	December 31, 2022		December 31, 2021	
	(In thousands)			
Computer and software	$	5,843	$	4,287
Furniture and fixtures		1,886		1,559
Leasehold improvements		4,884		4,940
Total property and equipment, gross		12,613		10,786
Accumulated depreciation and amortization		(6,871)		(4,631)
Total property and equipment, net	$	5,742	$	6,155

Depreciation expense for the years ended December 31, 2022, 2021 and 2020 was $2.3 million, $1.4 million and $1.1 million respectively.

Note Receivable

In January 2021, the Company made a $3.0 million investment in a privately-held company via a convertible promissory note. Interest accrues at 2% per annum and outstanding principal and accrued interest is due and payable at the earliest of (i) 60 months from the execution of the note, (ii) an initial public offering, or (iii) change in control, unless otherwise converted to shares of the issuer. The outstanding principal and unpaid accrued interest are convertible into 4,500,000 shares of the issuer's Series Seed Preferred Stock at the option of the issuer, upon a change in control, upon the issuer's initial public offering, or upon a qualified equity financing. The conversion option is not bifurcated from the promissory note as the option does not meet the net settlement criteria of a derivative instrument due to the option not being readily convertible to cash. The Company also has a call option to merge the issuer with the Company for aggregate consideration of $500.0 million. The value of the call option was determined to be inconsequential. The note receivable is presented within other non-current assets on the consolidated balance sheet as of December 31, 2022.

Investments in Non-Marketable Equity Securities

In September 2021, the Company made a $2.5 million equity investment in a privately-held company in exchange for 103,611 shares of Series Growth 1a Preferred Stock. In September 2022, the Company recognized a $2.9 million gain as the result of an adjustment to the carrying value of this investment to reflect observable price changes in orderly transactions of an identical or similar investment of the same issuer. The carrying value of this investment was $5.4 million and $2.5 million as of December 31, 2022 and December 31, 2021, respectively. There were no impairments for the years ended December 31, 2022 and 2021.

Other Current Liabilities

Other current liabilities consisted of the following:

	December 31, 2022		December 31, 2021	
	(In thousands)			
Accrued expenses	$	3,051	$	5,798
Accrued interest		73		3,397
Accrued professional fees		2,615		3,085
Accrued connectivity fees		3,143		4,753
Accrued litigation contingencies		700		—
Operating lease liabilities, current portion		4,089		3,856
Payable to Title365 noncontrolling interest holder under transition services agreement		—		5,549
Other accrued expenses		1,788		1,224
Total other current liabilities	$	15,459	$	27,662

Other Long-Term Liabilities

Other long-term liabilities consisted of the following:

	December 31, 2022		December 31, 2021	
	(In thousands)			
Deferred tax liabilities	$	—	$	2,864
Early exercise liability		2,002		6,998
Payroll tax liabilities		1,354		1,457
Other liabilities		2,122		2,096
Total other long-term liabilities	$	5,478	$	13,415

7. Leases

The Company leases its facilities under non-cancelable operating leases with various expiration dates. Leases may contain escalating payments. Restricted cash that is not available for use in operations consists of collateral for standby letters of credit related to the Company's office lease facilities. The restricted cash balance related to lease obligations as of December 31, 2022 and 2021 was $5.0 million.

The Company's total operating lease costs were $7.4 million, $6.3 million and $5.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. The Company's total operating lease costs include variable costs in the amount of $1.9 million, $1.7 million and $2.0 million for the years ended December 31, 2022, 2021 and 2020, respectively. Variable lease costs are primarily comprised of maintenance costs and are determined based on the actual costs incurred during the period. Variable lease payments are expensed in the period incurred and not included in the measurement of lease assets and liabilities. The Company's total operating lease costs also include short-term lease costs in the amount of $0.7 million, $0.2 million and $0.2 million for the years ended December 31, 2022, 2021 and 2020.

The Company's sublease income for the years ended December 31, 2022 and 2021 was not material. The Company's sublease income for the year ended December 31, 2020 was $0.7 million, which is recorded within other income (expense), net, on the consolidated statements of operations and comprehensive loss.

As of December 31, 2022 and 2021, the weighted average remaining operating lease term was 3.8 years and 4.3 years respectively. The weighted average discount rate used to estimate operating lease liabilities for leases that existed as of December 31, 2022 and 2021 was 7.9% and 7.3% respectively. Cash paid for amounts included in the measurement of operating lease liabilities was $5.0 million, $4.5 million and $3.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022, maturities of operating lease liabilities were as follows:

Year ending December 31,	(In thousands)
2023	$ 5,074
2024	4,980
2025	4,122
2026	1,260
2027	1,094
Thereafter	1,259
Total lease payments	17,789
Less: imputed interest	(2,608)
Total operating lease liabilities	$ 15,181

8. Commitments and Contingencies

Purchase Commitments

The Company has future minimum purchase obligations under arrangements with third parties who provide hosting infrastructure services, cloud services, and Software as a service ("SaaS") accounting solutions to support our business operations.

The future non-cancelable purchase obligations, which were not recognized on our consolidated balance sheet as of December 31, 2022, were as follows:

Year ending December 31,	(In thousands)
2023	$ 6,225
2024	4,776
2025	3,483
2026	208
Total	$ 14,692

Contingencies

From time to time and in the normal course of business, the Company may be subject to various legal matters, such as threatened or pending claims or proceedings. The litigation contingencies, if realized, could have a material negative impact on the Company's financial condition, results of operations, and cash flows. The Company recognizes a provision for litigation losses when a contingent liability is probable and the amount thereof is estimable. Costs associated with the Company's involvement in legal proceedings are expensed as incurred. Amounts accrued for litigation contingencies are based on the Company's best estimates, assessments of the likelihood of damages, and the advice of counsel and often result from a series of judgments about future events and uncertainties that rely heavily on estimates and assumptions, therefore the actual settlement amounts could differ from the estimated contingency accrual and result in additional charges or reversals in future periods. As of December 31, 2022 , the Company had a litigation contingency accrual of approximately $0.7 million, which is presented within other current liabilities in the consolidated balance sheets. No litigation contingency accrual has been recognized as of December 31, 2021.

Warranties, Indemnifications, and Contingent Obligations

The Company's platform, products, and services are generally warranted to perform substantially as described in the associated documentation and to satisfy defined levels of uptime reliability. The service-level agreements that provide for defined levels of uptime reliability and performance permit the customers to receive credits or to terminate their agreements in the event that the Company fails to meet those levels. To date, the Company has not experienced any significant failures to meet defined levels of reliability and performance as a result of those agreements and historically the Company has not incurred any material costs associated with warranties. Accordingly, the Company has not accrued any liabilities related to these agreements in the consolidated financial statements.

The Company enters into indemnification provisions under (i) its agreements with other companies in the ordinary course of business, typically with business partners, contractors, customers, and landlords and (ii) its agreements with investors. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company's activities or, in some cases, as a result of the indemnified party's activities under the agreement. These indemnification provisions often include indemnifications relating to representations made by the Company with regard to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2022 and 2021.

The Company has agreed to indemnify its officers and directors to the fullest extent permitted by its amended and restated bylaws and the General Corporation Law of the State of Delaware for certain events or occurrences arising as a result of the officers or directors serving in such capacity. The coverage applies only to acts that occurred during the tenure of the officer or director and has an unlimited term. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited.

9. Business Combinations

On June 30, 2021, the Company acquired 90.1% of the shares of common stock of Title365, an underwritten title insurance company engaged in the business of selling title insurance policies and escrow services throughout the United States, from Mr. Cooper Group Inc ("Mr. Cooper"). The Title365 acquisition will enable the Company's customers to streamline the title, settlement, and closing process at scale for mortgages, home equity lines of credit, and home equity loans.

The total purchase consideration was $417.7 million, of which $416.8 million was cash consideration. The final purchase price allocation was as follows:

Identifiable assets acquired and liabilities assumed	June 30, 2021
	(In thousands)
Cash and cash equivalents	$ 16,500
Trade and other receivables	13,848
Prepaid expenses and other current assets	7,906
Property and equipment, net	1,048
Operating lease right-of-use assets	3,520
Intangible assets	181,000
Restricted cash, non-current	335
Accounts payable	(1,165)
Accrued compensation	(3,492)
Other current liabilities	(10,911)
Operating lease liabilities, non-current	(1,963)
Other long-term liabilities	(42,403)
Net identifiable assets	164,223
Redeemable noncontrolling interest	(33,748)
Goodwill	287,228
Total purchase consideration	$ 417,703

Fair value of consideration transferred	June 30, 2021
	(In thousands)
Cash consideration	$ 416,848
Fair value of replacement share-based payment awards	855
Total purchase consideration	$ 417,703

The acquisition was accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805, *Business Combinations*. The purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of the net identifiable assets acquired was allocated to goodwill, which is not expected to be deductible for tax purposes. However, ASC 805-740-30-3 requires that changes in assumptions about the realizability of an acquirer's valuation allowance as a result of a business combination are recorded separately from the business combination accounting. The goodwill, which was recorded to the Title365 segment, predominantly arises due to synergies the Company expects to achieve through integration of Title365 with the Company's existing software platform, enabling financial services firms to automate title commitments and streamline communication with consumers and settlement teams.

The acquired intangible assets consisted of the following:

	Fair Value	Estimated Useful Life
	(In thousands)	*(In years)*
Customer relationships	$ 179,000	11
Licenses	2,000	Indefinite
Total intangible assets	$ 181,000	

Customer relationships represent the fair value of future projected revenue that will be derived from sales of products to existing customers of the Title365 business. The fair value of customer relationships was estimated using the multi-period excess earnings method. The significant assumptions used in the valuation included the estimated annual net cash flows expected to be generated from the acquired customer portfolio (including appropriate revenue and profit attributable to the asset, attrition curve, tax rate, contributory asset charges, among other factors) and the discount rate. The economic useful life was determined by evaluating several factors, including the estimated cash flows used in the valuation.

Licenses represent intangible assets that legally entitle the Company to conduct business in certain states. The fair value of licenses was determined using the replacement cost method. The significant assumptions used in the valuation included the estimated employee costs and other costs per license application.

Restricted cash consists of certificates of deposit maintained to comply with regulatory requirements.

Other long-term liabilities represent the deferred tax liability resulting primarily from the allocation of a portion of the purchase consideration to non-deductible identifiable intangible assets.

The redemption value of the noncontrolling interest is based on the greater of (1) $49.5 million plus an amount of interest calculated using an interest rate of 5.0% per annum compounding annually; or (2) 4.4 multiplied by the trailing 12-month EBITDA multiplied by the noncontrolling interest ownership percentage. As such, the fair value of the redeemable noncontrolling interest in Title365 was determined using a Monte Carlo simulation whereby a range of possible scenarios of future EBITDA was considered. In each scenario an analysis was performed to determine the optimal decision for the Company on the timing to exercise the call option. Based on the optimal decision in each simulation, the payoff was discounted to the acquisition date and the average of the discounted payoff across the simulation paths was determined to represent the fair value of the noncontrolling interest.

Title365 contributed revenue of approximately $113.3 million, and net loss, including the impairment charges, of approximately $440.8 million for the year ended December 31, 2022. Title365 revenue from the acquisition date through December 31, 2021 was approximately $98.9 million, and Title365 net income was approximately $7.8 million.

Unaudited Pro Forma Financial Information

The following unaudited pro forma information gives effect to the acquisition of Title365 as if it had been completed on January 1, 2020 (the beginning of the comparable prior reporting period). The pro forma financial information presented below is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal year 2020, nor does it attempt to represent the results of future operations of the combined entities under the ownership and operation of the Company. The pro forma results of operations also do not include any cost savings or other synergies that may result from this business combination or any estimated costs that have been or will be incurred by the Company to integrate the acquired assets. These pro forma results are based on estimates and assumptions, and include the business combination accounting effects resulting from the transaction, including the amortization charges from acquired intangible assets, employee retention costs, interest expense associated with the credit facility proceeds, which were utilized to partially fund the payment of the purchase consideration, and other purchase accounting adjustments and the related tax effects as though the Company and Title365 were combined as of the beginning of January 1, 2020.

	Year Ended December 31,	
	2021	**2020**
	(In thousands)	
Revenues[1]	$ 363,637	$ 293,901
Net loss	$ (180,904)	$ (39,177)
Net income attributable to redeemable noncontrolling interest	$ 3,276	$ 1,591
Net loss attributable to Blend Labs, Inc.	$ (184,180)	$ (40,768)

(1) As part of the Company's evaluation of Title365 accounting policies post-acquisition, Title365 revenue was adjusted to be presented net of insurance premiums paid to the underwriters, in accordance with Principal vs. Agent considerations included in ASC 606, Revenue Recognition.

10. Debt Financing

Debt consisted of the following:

	Year Ended December 31,	
	2022	**2021**
	(In thousands)	
Term Loan - principal	$ 225,000	$ 225,000
Term Loan - exit fee	4,500	4,500
Less: unamortized debt discounts and issuance costs	(12,699)	(15,657)
Total debt	$ 216,801	$ 213,843

On June 30, 2021, in connection with the closing of the acquisition of Title365, the Company entered into a credit agreement (the "Credit Agreement"), which provides for a $225.0 million senior secured term loan (the "Term Loan") and a $25.0 million senior secured revolving credit facility (the "Revolving Facility".) The Revolving Facility includes $10.0 million sublimit for the issuance of letters of credit. The Revolving Facility also includes a swingline sub-facility (the "Swingline Facility") that accommodates same-day borrowing of base rate loans. The sublimit for the Swingline Facility is $5.0 million. In October 2022, the Company entered into the First Amendment (the "Amendment") to the Credit Agreement. The Amendment replaced the reference rate from LIBOR to SOFR as a result of the expected cessation of LIBOR and in accordance with the Credit Agreement.

The Term Loan was fully drawn at closing to provide, in part, the cash consideration paid in connection with the acquisition of Title365. The Term Loan was funded and the cash consideration was transferred on July 1, 2021. The Revolving Facility remained available and undrawn as of December 31, 2022.

The borrowings under the Term Loan and Revolving Facility accrue interest at a floating rate which can be, at the Company's option, either (i) an adjusted Term SOFR rate for a specified interest period plus an applicable margin of 7.50% or (ii) a base rate plus an applicable margin of 6.50%. The Term SOFR rate applicable to the Term Loan and the Revolving Facility is subject to a floor of 1.00%, and the base rate is subject to a floor of 2.00%. The base rate for any day is a fluctuating rate per annum equal to the highest of (i) the federal funds effective rate in effect on such day, plus 0.50%, (ii) the rate of interest for such day as published in the Wall Street Journal as the "prime rate," and (iii) the adjusted Term SOFR rate for a one-month interest period, plus 1.00%. Interest is payable in arrears for the elected specified interest period.

In addition to paying interest on amounts outstanding under the Term Loan and the Revolving Facility, the Company is required to pay a commitment fee of 0.50% per annum of the unused commitments under the Revolving Facility. The Company is also required to pay letter of credit fees, customary fronting fees, and other customary documentary fees in connection with the issuance of letters of credit.

The Company incurred approximately $5.7 million of debt issuance costs in connection with the Term Loan, which have been deferred, and the remaining unamortized portion of these costs is presented as a reduction of long-term debt. Debt issuance costs related to the Revolving Facility amounted to $0.5 million, and the remaining unamortized portion of these costs is presented within other current assets on the consolidated balance sheets as of December 31, 2022.

In connection with the Credit Agreement, the Company issued a Series G preferred stock warrant to purchase 598,431 shares of Class A common stock at an exercise price per share of $13.827822. The terms of the warrant agreement provide the holder with an option to net settle if the fair value of Class A common stock is greater than the exercise price. The net shares to be issued in a cashless exercise are based on the fair value of the Company's Class A common stock at the time the warrant is exercised. As of December 31, 2022, the warrant has not been exercised. The warrant will expire 10 years from the issue date. The proceeds from the issuance of debt were allocated between the Term Loan and the warrant based on their relative fair values, resulting in a debt discount of approximately $6.8 million for the amount allocated to the warrant and accounted for as paid-in capital.

Under the terms of the Credit Agreement, the lender is entitled to an exit fee in an amount equal to 2.00% of the signing date term facility commitment. The exit fee resulted in an additional debt discount of $4.5 million. The exit fee shall be due and payable on the earliest to occur:

a)   The maturity date of the Term Loan;

b)   The date on which all amounts then outstanding under the Term Loan are paid in full;

c)   The acceleration of the obligations with respect to the Term Loan for any reason;

d)   Any event of default as defined by the Term Loan; and

e)   Any repayment resulting from or in connection with a change of control.

Including the impact of the deferred debt issuance costs and the debt discounts resulting from the exit fee and the warrant, the effective interest rate on the Term Loan was approximately 13.43% and 10.20% at December 31, 2022 and 2021, respectively. Debt issuance costs, debt discounts, and the Revolving Facility issuance costs are being amortized as interest expense over the term of the Credit Agreement.

The fair value of the Term Loan as of December 31, 2022 was approximately $221.1 million and is classified as Level 2 in the fair value hierarchy. The fair value of the Term Loan was measured by applying the income approach, which discounts the future contractual cash flows using a current risk-adjusted rate available to borrowers with similar credit ratings.

The Term Loan and Revolving Facility will mature on June 30, 2026, and the full principal amount of each is due at maturity. No amortization payments are required with respect to either the Term Loan or the Revolving Facility.

The obligations under the Credit Agreement are guaranteed by all of the Company's domestic subsidiaries (other than Title365 and its direct and indirect subsidiaries, and subject to certain thresholds and other exceptions), and secured by a lien on substantially all of the Company's and its subsidiaries' assets (other than the equity issued by, and the assets of, Title365 and its direct and indirect subsidiaries, and subject to certain thresholds and other exceptions).

The Credit Agreement contains customary affirmative and negative covenants, including covenants that limit and restrict us and our subsidiaries' ability to: (i) incur indebtedness; (ii) grant liens; (iii) make investments, loans or advances; (iv) merge or consolidate; (v) sell assets; (vi) pay dividends; and (vii) enter into certain transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type. In the event of a default, the Credit Agreement may require a mandatory prepayment of amounts due thereunder. The Credit Agreement also contains a minimum liquidity covenant. As of December 31, 2022, the Company was in compliance with these covenants.

11. Convertible Preferred Stock

In the first quarter of 2021, the Company issued an aggregate of 22,418,562 shares of Series G Convertible Preferred Stock at a price of $13.827822 per share for total proceeds of approximately $309.7 million, net of issuance costs. The shares are convertible into fully paid shares of Class A common stock on a one-for-one basis. In addition, in the first quarter of 2021, the Company's board of directors approved a secondary sale of an aggregate of 334,341 shares of the Company's Founders Convertible Preferred Stock at a price per share of $13.827822 to the new Series G investors, and upon the effectiveness of the sale, the shares sold were exchanged with the Company for an equal number of shares of Series G Convertible Preferred Stock. There were no proceeds to the Company in connection with the secondary sale of Founders Preferred Stock and related exchange into Series G Convertible Preferred Stock. The difference between the fair value of the Founders Convertible Preferred Stock prior to the exchange and the consideration received by the sellers has been recognized as incremental stock-based compensation expense of $1.2 million for the year ended December 31, 2021.

12. Warrants

Prior to the IPO, the Company had issued performance-based warrants to purchase shares of Series D and Series D-1 Convertible Preferred Stock. In March 2021, 421,039 Series D warrants and 1,654,276 Series D-1 warrants were exercised resulting in $8.0 million in total proceeds. As of December 31, 2021, all remaining performance-based warrant awards had expired. Upon the effectiveness of the IPO, all outstanding shares of Convertible Preferred Stock converted into shares of Class A common stock.

On July 2, 2021, in connection with the Credit Agreement, the Company issued an immediately exercisable Series G preferred stock warrant to purchase 598,431 shares of Class A common stock at an exercise price per share of $13.827822. The terms of the warrant agreement provide the holder with an option to net settle if the fair value of Series G Convertible Preferred Stock (or Class A common stock if exercised after an IPO) is greater than the exercise price. The net shares to be issued in a cashless exercise are based on the fair value of the Company's Class A common stock at the time the warrants are exercised. As of December 31, 2022, the warrant has not been exercised. The warrant will expire 10 years from the issue date.

13. Stock-Based Compensation

2012 Stock Option Plan

Effective May 1, 2012, the Company adopted the 2012 Stock Plan (the "2012 Plan"). Options granted under the 2012 Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISOs") may be granted only to employees (including officers and directors). Non-qualified stock options ("NSOs") may be granted to employees and consultants. The exercise price of ISOs and NSOs shall not be less than 100% of the estimated fair value of the common shares on the date of grant, respectively, as determined by the Company's board of directors. The exercise price of an ISO granted to a 10% or greater stockholder shall not be less than 110% of the estimated fair value of the common shares on the date of grant. Options generally vest over a period of four years.

2021 Equity Incentive Plan

In July 2021, the Company's board of directors adopted, and the Company's stockholders approved, the 2021 Equity Incentive Plan (the "2021 Plan"), which became effective on July 14, 2021. The Company's prior plan 2012 Stock Plan was terminated immediately prior to the effectiveness of the 2021 Plan with respect to the grant of future awards.

The 2021 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to the Company's employees and any parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), and performance awards to the Company's employees, directors, and consultants and the Company's parent and subsidiary corporations' employees and consultants.

Subject to the adjustment provisions of and the automatic increase described in the 2021 Plan, a total of 23,000,000 shares of the Company's Class A common stock were reserved for issuance pursuant to the 2021 Plan, plus 36,101,718 shares of the Company's Class A common stock reserved for future issuance under the 2012 Stock Plan. Subject to the adjustment provisions of the 2021 Plan, the number of shares available for issuance under the 2021 Plan will also include an annual increase on the first day of each fiscal year beginning on January 1, 2022, equal to the least of (a) 34,500,000 shares of Class A common stock, (b) 5% of the total number of shares of all classes of the Company's common stock outstanding on the last day of the immediately preceding fiscal year, or (c) such other amount as the Company's board of directors (or its committee) may determine. Options granted under the 2021 Plan generally vest over periods ranging from one to four years.

A summary of the stock option activity is as follows:

	Number of options		Weighted average exercise price		Weighted average remaining contractual life		Aggregate intrinsic value
	(In thousands)				(In years)		(In thousands)
Balance as of December 31, 2021	31,675	$	5.81		8.01	$	108,826
Granted	2,167	$	3.28				
Exercised	(2,879)	$	1.12			$	1,811
Cancelled and forfeited	(5,626)	$	9.94				
Balance as of December 31, 2022	25,337	$	5.18		7.14	$	3,076
Vested and exercisable as of December 31, 2022	15,324	$	4.40		6.62	$	3,064

The weighted average grant-date fair value of options granted during the years ended December 31, 2022, 2021 and 2020 was $1.69, $6.33 and $1.86 per share, respectively.

The number of options unvested as of December 31, 2022 and December 31, 2021 was 10,717 and 22,403 , respectively. The weighted average grant-date fair value of these unvested options was $3.61 and $3.90 per share at December 31, 2022 and December 31, 2021, respectively.

The total fair value of options vested during the years ended December 31, 2022, 2021 and 2020 was $31.6 million, $17.5 million and $7.7 million, respectively.

The aggregate intrinsic value of options exercised during the years ended December 31, 2022, 2021 and 2020 was $1.8 million, $71.6 million and $39.1 million, respectively.

The estimated grant date fair values of the employee stock options granted under the 2012 and 2021 Plan were calculated using the Black-Scholes Merton Option pricing model, based on the following weighted average assumptions:

	Year Ended December 31,		
	2022	2021	2020
Expected term (years)	6.34	5.93	5.90
Expected volatility	51.50%	32.85%	35.14%
Risk-free interest rate	3.52%	1.04%	0.58%
Expected dividend yield	—	—	—

Risk-Free Interest Rate. The risk-free interest rate is based on U.S. treasury zero-coupon issues with remaining terms similar to the expected term of the options at the date of grant.

Expected Term. The expected term represents the period that the Company's share-based awards are expected to be outstanding. The Company applies the simplified method in determining the expected life of the stock options as the Company has limited historical basis upon which to determine historical exercise periods.

Expected Dividend Yield. The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Expected Volatility. Expected volatility of the stock is based on the average historical volatility of the Company's peer group after consideration of their size, maturity, profitability, growth, risk, and return on investment as the Company has limited historical volatility.

Fair Value. Prior to the IPO, the Company's board of directors and in part based upon a valuation provided by a third-party valuation firm, determined the fair value of the Company's common stock in connection with the grant of stock options and stock awards. Due to there being no public market for the Company's common stock, its board of directors considered the third-party valuation and other factors, including but not limited to, secondary sales of the Company's common stock, revenue growth, the current status of its operations, its financial condition, its stage of development, and its competition to establish the fair market value of the Company's common stock at the time of grant of the stock option or stock award. For grants issued subsequent to the Company's IPO, the Company used the closing market price of its stock on the date of grant.

As of December 31, 2022, the total unrecognized stock-based compensation expense for stock options issued under the 2012 Plan and the 2021 Plan was approximately $32.2 million, which is expected to be recognized over a weighted average period of 2.6 years.

Early Exercise of Common Stock Options

The Company's board of directors has authorized certain stock option holders to exercise unvested options to purchase shares of Class A common stock. Shares received from such early exercises are subject to repurchase in the event of the optionee's termination of service as a service provider (as defined in the 2012 Plan and the 2021 Plan), at the lower of the fair market value on the date of the repurchase or the original exercise price, until the options are fully vested.

As of December 31, 2022 and December 31, 2021, 527,868 and 1,819,558 shares of Class A common stock were subject to repurchase. As of December 31, 2022 and December 31, 2021, the cash proceeds received for unvested shares of Class A common stock and pre-IPO Class B common stock, respectively, presented within Other long-term liabilities in the consolidated balance sheets were $2.0 million and $7.0 million.

Restricted Stock Units

A summary of the Company's RSU activity and related information is as follows:

	Number of RSUs		Weighted average grant date fair value per share
	(In thousands)		
Balance as of December 31, 2021	2,589	$	8.91
Granted	19,633	$	4.37
Vested	(7,901)	$	7.22
Cancelled and forfeited	(1,929)	$	7.33
Balance as of December 31, 2022	12,392	$	3.02

As of December 31, 2022, there was $28.0 million of unrecognized stock-based compensation expense related to unvested RSUs, which is expected to be recognized over a weighted average period of 1.2 years. RSUs granted under the 2021 Plan generally vest quarterly over a period of one year from the grant date.

The total fair value of RSUs vested during the year ended December 31, 2022 was $57.1 million. The total fair value of RSUs vested during the year ended December 31, 2021 was $1.5 million.

Non-Plan Co-Founder and Head of Blend Options

In March 2021, the Company's board of directors granted to its Co-Founder and Head of Blend a stand-alone stock option issued outside of the 2012 Plan covering a maximum of 26,057,181 shares of Class B common stock with an exercise price of $8.58 per share. The award has a 15-year term (subject to earlier termination when shares subject to the award are no longer eligible to vest) and vests upon the satisfaction of a service condition, liquidity event-related performance condition, and performance-based market conditions.

The terms of the award stipulated that if an IPO is completed within 15 months of the date of grant, the first tranche of 1,954,289 shares will vest. The remaining tranches of shares will vest dependent on performance goals tied to the Company's stock price hurdles with specified expiration dates for each tranche.

On June 30, 2021, the Company's board of directors approved a modification to the Co-Founder and Head of Blend award related to market-based performance targets that impact the Company stock price hurdles. The impact of the modification did not result in stock-based compensation expense as of the modification date as the satisfaction of the IPO performance condition was not probable at that time.

The estimated fair value of the first tranche as of the modification date was determined using Black-Scholes Merton Option pricing model, which resulted in fair value of $12.27 per share based on the following assumptions:

Fair value of common stock	$18.00
Expected term (years)	7.44
Expected volatility	45.00%
Risk-free interest rate	1.71%
Expected dividend yield	—

The remaining tranches were valued using a Monte Carlo simulation model. The weighted average estimated fair value of the remaining tranches as of the modification date was $3.80 per share based on the following assumptions:

Fair value of common stock	$18.00
Remaining contractual term (years)	14.75
Expected volatility	40.00%
Risk-free interest rate	1.71%
Expected dividend yield	—

In July 2021, the first tranche of 1,954,289 shares of the Co-Founder and Head of Blend stock option award vested upon completion of the IPO.

The total stock-based compensation expense recognized for this award for the years ended December 31, 2022 and 2021 was $19.6 million and $38.8 million, respectively. The total unrecognized compensation expense related to the award for all tranches was $26.3 million as of December 31, 2022, which will be recognized over an estimated weighted average remaining period of 3.2 years.

Stock-Based Compensation Expense

The Company's stock-based compensation expense was as follows:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In thousands)		
Cost of revenue	$ 2,069	$ 753	$ 79
Research and development	47,280	13,184	4,250
Sales and marketing	11,725	7,167	3,675
General and administrative	48,628	49,740	2,120
Total	$ 109,702	$ 70,844	$ 10,124

Included in stock-based compensation expense recognized during the years ended December 31, 2021 and 2020 are amounts related to the sale of employee stock on the secondary market to existing investors at a price above fair market value at the time of the sale. The was no stock-based compensation related to the secondary sales during the year ended December 31, 2022. Stock-based compensation related to the secondary sales, which represents the amount paid to purchase shares of the Company's common stock in excess of fair value, was as follows:

	Year Ended December 31,	
	2021	**2020**
	(In thousands)	
Research and development	$ 325	$ 1,524
Sales and marketing	300	1,607
General and administrative	166	325
Total	$ 791	$ 3,456

Tender Offer

In January 2021, the Company's board of directors approved a third-party tender offer, which allowed for eligible option holders and stockholders to sell shares of capital stock to the Series G investors. The third-party tender offer was completed in March 2021, in which an aggregate of 442,469 shares of common stock and Convertible Preferred Stock were purchased from participating stockholders and option holders. There was no stock-based compensation recognized related to such third-party tender offer as the purchase price was lower than the fair value at the time of the tender offer closing.

Employee Note

In November 2018, an executive was issued a partial-recourse promissory note (the "Employee Note") in the amount of $2.7 million in order to exercise a stock-based compensation award for 4,000,000 shares subject to vesting conditions. The Employee Note had a maturity date of November 19, 2025 and bore an interest rate of 3.04% per annum. The employee had the right to prepay the Employee Note at any time, without penalty. The Company recorded $2.7 million as contra-equity in 2018. On June 17, 2021, the Employee Note was repaid in full, inclusive of the principal amount and accrued interest of approximately $2.9 million, and there were no shares of common stock remaining related to this award that were subject to vesting conditions as of December 31, 2022.

14. Restructuring

In 2022, the Company executed three workforce reduction initiatives as part of its broader efforts to improve cost efficiency and better align its operating structure with its business activities, with the focus on streamlining the Company's title operations as well as its general and administrative functions. In April 2022, the Company committed to its first workforce reduction plan (the "April Plan"), which eliminated approximately 200 positions, or 10% of the Company's then-current workforce. In August 2022, the Company committed to an additional workforce reduction plan (the "August Plan"), which eliminated approximately 140 positions, or 10% of the Company's then-current workforce. In November 2022, the Company committed to an additional workforce reduction plan (the "November Plan"), which eliminated approximately 100 positions across the Company, or 6% of the Company's then-current workforce.

The restructuring charges amounted to approximately $15.3 million for the year ended December 31, 2022, and consisted primarily of cash expenditures for compensation and severance payments, employee benefits, payroll taxes and related facilitation costs.

The reconciliation of the restructuring liability balances is as follows:

	(In thousands)
Restructuring liability as of December 31, 2021	$ —
April Plan charge	6,380
August Plan charge	5,935
November Plan charge	2,960
Settlements	(13,661)
Restructuring liability as of December 31, 2022	$ 1,614

As of December 31, 2022, the $1.6 million remaining restructuring liability consists primarily of accrued severance costs, which are included in accrued compensation on the consolidated balance sheet.

15. Income Taxes

The total provision for income taxes consisted of the following:

		Year Ended December 31,			
		2022	**2021**		**2020**
		(in thousands)			
Current:					
Federal	$	—	$ —	$	—
State		355	425		26
Foreign		268	—		—
Total current		623	425		26
Deferred:					
Federal		(1,831)	(34,462)		—
State		(1,033)	(4,849)		—
Foreign		—	—		—
Total deferred		(2,864)	(39,311)		—
Total provision for income taxes	$	(2,241)	$ (38,886)	$	26

The following summarizes the differences between the income tax provision recorded by the Company and the amount computed by applying the statutory federal income tax rate of 21% to loss before income tax for the years ended December 31, 2022, 2021 and 2020:

		Year Ended December 31,			
		2022	**2021**		**2020**
		(in thousands)			
Tax benefit at federal statutory rate	$	(151,504)	$ (43,747)	$	(15,664)
State taxes, net of federal benefit		(677)	(4,431)		21
Research and other credits		(3,798)	(2,305)		(1,245)
Valuation allowance release related to Title365 PPA		—	(34,462)		—
Change in valuation allowance		98,510	38,188		16,431
Section 162(m) adjustment		4,230	10,241		—
Non-deductible transaction costs		—	1,252		—
Stock-based compensation		(64)	(2,828)		572
Goodwill Impairment		60,318	—		—
Noncontrolling interest		(9,226)	125		—
Other		(30)	(919)		(89)
Total provision for income taxes	$	(2,241)	$ (38,886)	$	26

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

Blend Labs, Inc.
Notes to Consolidated Financial Statements

	December 31, 2022	December 31, 2021
	(in thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 130,808	$ 102,240
Lease liabilities	3,600	4,721
Research and other credits	17,564	12,627
Accruals and reserves	334	1,098
Interest expense limitation	7,194	2,174
Stock-based compensation	16,777	1,980
Fixed assets	1,047	1,014
Capitalized research and development costs	31,542	—
Other deferred tax assets	1,177	357
Gross deferred tax assets	210,043	126,211
Less: valuation allowance	(204,371)	(77,843)
Total deferred tax assets	$ 5,672	$ 48,368
Deferred tax liabilities:		
Right-of-use assets	$ (2,718)	$ (3,776)
Deferred contract costs	(1,340)	(2,194)
ASC 606 adjustments	(291)	(667)
Other deferred tax liabilities	(60)	(462)
Amortization	(759)	(752)
Acquired intangible assets	(504)	(43,381)
Gross deferred tax liabilities	(5,672)	(51,232)
Total net deferred liabilities	$ —	$ (2,864)

Included in the Company's deferred tax assets and liabilities are the deferred tax effects associated with the fair value of the assets acquired and liabilities assumed from the acquisition of Title365 and acquired tax attributes that carry over to post-acquisition tax periods, including U.S. and state net operating losses and tax credits.

The Company believes that, based on available evidence, both positive and negative, it is more likely than not that the net deferred tax assets will not be utilized. In conjunction with its acquisition of Title365, the Company released $39.3 million valuation allowance during the year ended December 31, 2021, attributed to ASC 805-740-30-3, which upon acquisition allowed the Company to recognize certain deferred tax assets of approximately $39.3 million which had previously been offset by a valuation allowance.

At December 31, 2022, the Company had a valuation allowance of $204.4 million. The valuation allowance increase of $126.6 million during 2022 is primarily attributable to an increase in deferred tax assets resulting from net operating losses in 2022 and capitalized research and development costs, offset by a decrease in deferred tax liabilities resulting from the acquired intangible assets.

At December 31, 2022, the Company had net operating loss ("NOL") carryforwards for federal and state income tax purposes of approximately $479.7 million and $546.1 million, respectively, available to reduce future taxable income. The federal net operating losses generated before 2018 will begin to expire in 2032. The federal net operating losses generated in and after 2018 may be carried forward indefinitely. The state NOL carryforwards vary by state and begin to expire in 2025.

At December 31, 2022, the Company had $16.3 million of federal research credit carryforwards which will begin to expire in 2033 and state research credit carryforwards of $11.1 million which have no expiration date.

Utilization of the net operating loss and tax credit carryforwards may be subject to annual limitations due to the ownership change limitation provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. Events which may cause limitations in the amount of the NOLs that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Any annual limitations may result in the expiration of NOL and credits before they are able to be utilized.

As of December 31, 2022, the Company had $8.2 million of unrecognized tax benefits, none of which, if recognized, would impact the effective tax rate. The Company's policy is to include interest and penalties related to unrecognized tax benefits within the provision for income taxes. Interest and penalties were not significant during the years ended December 31, 2022, 2021 and 2020. The Company does not expect any material changes to its unrecognized tax benefits within the next twelve months.

The following table reflects the changes in the Company's unrecognized tax benefits:

	Year Ended December 31,					
	2022		**2021**		**2020**	
	(in thousands)					
Beginning Balance	$	5,948	$	4,155	$	3,167
Gross increases—tax positions in current periods		2,300		1,793		1,188
Gross decreases—tax positions in prior periods		(20)		—		(200)
Ending balance	$	8,228	$	5,948	$	4,155

The Company files income tax returns in the U.S. Federal jurisdiction and various state jurisdictions and has identified its Federal, California, Minnesota, and Texas tax returns as significant tax filings. The Company is not currently under examination by income tax authorities in federal or state jurisdictions. However, because the Company has net operating losses and credits carried forward in several jurisdictions, including the Federal, California, and Minnesota jurisdictions, certain items attributable to closed tax years are still subject to adjustment by applicable taxing authorities through an adjustment to tax attributes carried forward to open years. All tax returns will remain open for examination by the federal and most state taxing authorities for three years and four years, respectively, from the date of utilization of any net operating loss carryforwards or research and development credits.

16. Net Loss Per Share

The Company has three classes of authorized common stock for which voting rights differ by class. The Company computes net loss per share using the two-class method required for multiple classes of common stock.

Under the two-class method, net income (loss) attributable to common stockholders for the period is allocated between shares of common stock and participating securities based upon their respective rights to receive dividends as if all earnings for the period had been distributed. Prior to the IPO, the Company considered any issued and outstanding Convertible Preferred Stock to be participating securities as the holders of the convertible preferred shares were entitled to dividends in priority to any dividend declared and paid to the holders of common stock. These participating securities did not contractually require the holders of such shares to participate in the Company's losses. As such, net loss for the periods presented was not allocated to the Company's participating securities.

Basic net loss per share is computed by dividing net loss attributable to each class of stockholders by the weighted average number of shares of stock outstanding during the period, adjusted for options early exercised and subject to repurchase.

For the calculation of diluted net loss per share, net loss per share attributable to the Company for basic net loss per share is adjusted by the effect of dilutive securities, including awards issued under the Company's equity compensation plans. Diluted net loss per share attributable to the Company is computed by dividing the resulting net loss attributable to the Company by the weighted average number of fully diluted common shares outstanding.

In connection with the IPO, upon the effectiveness of the filing of the Amended and Restated Certificate of Incorporation, all shares of the Company's pre-IPO Class A common stock were reclassified as Class B common stock and all shares of the Company's pre-IPO Class B common stock were reclassified as Class A common stock. All weighted average common stock outstanding and net loss per share amounts presented within these consolidated financial statements have been adjusted to reflect this reclassification on a retroactive basis for all periods presented.

The following table presents the calculation of basic and diluted net loss per share for Class A and Class B common stock. No shares of Class C common stock were issued and outstanding during the periods presented.

	Year Ended December 31,					
	2022		2021		2020	
	Class A Common	Class B Common	Class A Common	Class B Common	Class A Common	Class B Common
	(In thousands, except per share data)					
Numerator:						
Net loss attributable to Blend Labs, Inc.	$(681,657)	$ (38,515)	$(151,901)	$ (18,012)	$ (50,131)	$ (24,486)
Less: accretion of RNCI to redemption value	(45,848)	(2,590)	(1,323)	(107)	—	—
Net loss attributable to Blend Labs, Inc. common stockholders	$(727,505)	$ (41,105)	$(153,224)	$ (18,119)	$ (50,131)	$ (24,486)
Denominator:						
Weighted average common stock outstanding, basic and diluted	221,638	12,523	117,994	13,991	26,475	12,932
Net loss per share attributable to Blend Labs, Inc.:						
Basic and diluted	$ (3.28)	$ (3.28)	$ (1.30)	$ (1.30)	$ (1.89)	$ (1.89)

The following potential shares of common stock were excluded from the computation of diluted net earnings per share attributable to the Company for the periods presented because including them would have been antidilutive as the Company has reported net loss for each of the periods presented:

	As of December 31,		
	2022	2021	2020
	(In thousands)		
Outstanding stock options	25,337	31,675	33,750
Early exercised options subject to repurchase	528	1,820	162
Options exercised via promissory note	—	—	4,000
Non-plan Co-Founder and Head of Blend options	26,057	26,057	—
Unvested restricted stock units	12,392	2,589	—
Common stock warrants	598	598	—
Convertible Preferred Stock warrants	—	—	5,461
Founders Convertible Preferred Stock	—	—	1,026
Convertible Preferred Stock	—	—	121,353
Total antidilutive securities	64,912	62,739	165,752

17. Segment Information

The Company's operating segments are defined in a manner consistent with how the Company manages its operations and how the Company's CODM evaluates the results and allocates the Company's resources. Segment profit, which is the measure used by the Company's CODM to evaluate the performance of and allocate resources to its segments, is calculated as segment revenue less segment cost of revenue. The Company does not evaluate performance or allocate resources based on segment assets, and therefore, such information is not presented.

The following table provides information about each reportable segment:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Segment revenue:			
Blend Platform	$ 132,014	$ 135,562	$ 96,029
Title365	103,187	98,933	—
Total revenue	$ 235,201	$ 234,495	$ 96,029
Segment gross profit:			
Blend Platform	$ 70,090	$ 85,645	$ 61,740
Title365	19,561	30,344	—
Total gross profit	$ 89,651	$ 115,989	$ 61,740
Operating expenses:			
Research and development	$ 138,094	$ 92,216	$ 55,503
Sales and marketing	85,248	84,077	51,420
General and administrative	139,120	128,802	30,108
Amortization of acquired intangible assets	8,411	8,136	—
Impairment of intangible assets and goodwill	449,680	—	—
Restructuring	15,275	—	—
Total operating expenses	835,828	313,231	137,031
Loss from operations	(746,177)	(197,242)	(75,291)
Interest expense	(24,790)	(11,279)	—
Other income (expense), net	4,916	493	700
Loss before income taxes	$ (766,051)	$ (208,028)	$ (74,591)

The Company's long-lived assets, which consist of property and equipment, net and operating lease right-of-use assets, by geographic location are as follows:

	As of December 31,	
	2022	**2021**
	(in thousands)	
Long-lived assets:		
United States	$ 16,126	$ 19,184
India	1,284	1,684
Total	$ 17,410	$ 20,868

18. Subsequent Events

On January 10, 2023, the Company committed to another workforce reduction plan (the "January Plan"). The January Plan includes the elimination of approximately 340 positions across the Company, or approximately 28% of the Company's then-current workforce.

On January 10, 2023, the Company's board of directors appointed Amir Jafari as the Company's new Head of Finance and Administration. Mr. Jafari will receive a base salary of $400,000 per year and will be eligible to receive an annual cash bonus with a target value of $200,000, based on achieving performance objectives and subject to his continued employment through the payment date. In addition, Mr. Jafari will receive a signing bonus of $1,000,000 that is subject to repayment if Mr. Jafari terminates his employment with the Company within one-year of the payment date.

In addition, subject to Mr. Jafari's continued employment with the Company, Mr. Jafari will receive equity awards per the following:

- An award of restricted stock units of 2,000,000 shares of the Company's Class A Common Stock, with 25% of the restricted stock units subject to such award vesting after 12 months of continuous service and the balance vesting in equal quarterly installments over the next 36 months of continuous service.

- An award of performance-based restricted stock units of 1,000,000 shares of the Company's Class A Common Stock (reduced to 800,000 shares of Class A Common Stock if the Company's stock price is greater than $2.00 per share as of Mr. Jafari's start date of January 30, 2023), subject to the achievement of performance goals set forth in the Jafari Offer Letter.

On January 9, 2023, Marc Greenberg notified the Company of his intention to step down as Head of Finance of the Company, and as the Company's principal financial officer under Section 16a-1(f) of the Exchange Act, effective following the filing of the 2022 Form 10-K. In connection with Mr. Greenberg's resignation as Head of Finance, the Company entered into a discretionary retention bonus letter with Mr. Greenberg, which provides that the Company will pay Mr. Greenberg a bonus (the "Bonus Payment") equal to the amount by which the aggregate value of: (i) his base salary, (ii) additional cash bonuses and (iii) value of any Blend equity awards that vest during such period of time, is less than $1,458,333 for period between September 1, 2022 through the March 31, 2023, provided Mr. Greenberg remains continuously employed by the Company through March 31, 2023. The Bonus Payment shall be made in cash or fully vested shares of Class A Common Stock of Blend of equivalent value, as determined by the Company's Compensation Committee in its sole discretion. Mr. Greenberg's last day of employment with Blend is expected to be April 1, 2023. Following his departure from Blend without cause, Mr. Greenberg will be eligible to receive the Company's standard severance package, which includes 9 weeks of severance and other benefits in accordance with Company practices.

On January 9, 2023, Timothy Mayopoulos notified the Company of his intention to step down as President of the Company in the first quarter of 2023. On March 13, 2023, Mr. Mayopoulos resigned as President of the Company, effective immediately, to pursue other professional opportunities. Mr. Mayopoulos will continue serving as a director of the Company.

On January 9, 2023, Crystal Sumner notified the Company of her intention to step down as Head of Legal, Compliance, and Risk and Corporate Secretary of the Company, effective on February 1, 2023. In connection with Ms. Sumner's departure as Head of Legal, Compliance, and Risk and Corporate Secretary, the Company entered into a transition agreement with Ms. Sumner, pursuant to which Ms. Sumner will be eligible to receive a transition payment equal to 9 weeks of Ms. Sumner's current base salary in accordance with Company practices.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K. Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Based on such evaluation, our principal executive officer and principal financial officer have concluded that, as of such date, our disclosure controls and procedures were effective as of December 31, 2022.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our management, under the oversight of our board of directors, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Our independent registered accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act until we are no longer an "emerging growth company" as defined in the JOBS Act.

Changes in Internal Control over Financial Reporting

Other than as described below regarding changes to our internal control over financial reporting to remediate the material weakness identified below, there were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the period covered by this Annual Report on Form 10-K that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation Efforts on Previously Identified Material Weakness

As previously disclosed, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2021, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness occurred in connection with our acquisition of Title365, and was related to the accounting for the Company's business combination, including a lack of sufficient precision in the performance of reviews supporting the prospective financial information used in the customer relationship intangible asset valuation and a lack of adequate documentation to provide evidence of operating effectiveness of an associated management review control.

We continue to focus on designing and implementing effective internal controls over financial reporting that will operate in a manner necessary to satisfy the accounting and financial reporting requirements of a public company. In order to remediate the material weakness, we have taken the following actions:

- hired additional finance and accounting resources with public company experience; and
- enhanced our management review control activities to ensure the completeness and accuracy of the inputs to the prospective financial information used in the valuation models.

Specifically, during the year ended December 31, 2022, in connection with the interim quantitative impairment assessments of Title365 goodwill and acquired intangible assets, we enhanced management review controls over the prospective financial information used in determining the fair values of the Title365 reporting unit and intangible assets. We also maintained adequate documentation to provide evidence of operating effectiveness of these management review controls. Based on the results of our testing, we determined that these review controls, including those that would be necessary to effectively remediate the previously disclosed material weaknesses, were adequately designed and operated effectively during the year ended December 31, 2022. Therefore, it is our assessment that the previously reported material weaknesses have been remediated as of December 31, 2022.

Inherent Limitations on Effectiveness of Controls

Our management, including our principal executive officer and principal financial officer, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Due to inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.


PART III


ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.


PART IV


ITEM 15. EXHIBITS

The following documents are filed as a part of this Annual Report on Form 10-K:

(a) Financial Statements

Our Consolidated Financial Statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

(b) Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

(c) Exhibits

The exhibits listed below are filed as part of this Annual Report on Form 10-K, or are incorporated herein by reference, in each case as indicated below.


EXHIBIT INDEX


Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
2.1	Stock Purchase Agreement among the registrant, Title365 Holding Co., Xome Holdings LLC and, for the purposes of certain sections of the agreement, Mr. Cooper Group Inc., dated as of March 12, 2021.	S-1	333-257223	2.1	June 21, 2021
3.1	Amended and Restated Certificate of Incorporation of the Registrant.	10-Q	001-40599	3.1	August 24, 2021
3.2	Amended and Restated Bylaws of the Registrant.	10-Q	001-40599	3.2	August 24, 2021
4.1	Form of Class A common stock certificate of the Registrant.	S-1/A	333-257223	4.1	July 6, 2021
4.2	Amended and Restated Investors' Rights Agreement, among the registrant and certain holders of its capital stock, dated as of January 11, 2021.	S-1/A	333-257223	4.2	July 6, 2021
4.3	Warrant to Purchase Class A Common Stock between the registrant, OR Lending LLC, OR Tech Lending LLC, and OR BL LLC., dated as of July 2, 2021.	10-Q	001-40599	4.4	August 24, 2021
4.4	Description of Capital Stock.	10-K	001-40599	4.4	March 31, 2022
10.1+	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.	S-1/A	333-257223	10.1	July 6, 2021
10.2+	Blend Labs, Inc. 2021 Equity Incentive Plan and related form agreements.	10-K	001-40599	10.2	March 31, 2022
10.3+	Blend Labs, Inc. 2012 Stock Plan and related form agreements.	S-1	333-257223	10.3	June 21, 2021
10.4+	Executive 2020 Bonus Plan.	S-1	333-257223	10.4	June 21, 2021
10.5+	Executive Incentive Compensation Plan.	S-1	333-257223	10.5	June 21, 2021
10.6+	Form of Change in Control Severance Agreement.	S-1/A	333-257223	10.6	July 6, 2021
10.7+*	Outside Director Compensation Policy.				

10.8+	Confirmatory Employment Letter between the registrant and Nima Ghamsari, dated as of July 1, 2021.	S-1/A	333-257223	10.8	July 6, 2021
10.9+	Confirmatory Employment Letter between the registrant and Timothy J. Mayopoulos, dated as of July 1, 2021.	S-1/A	333-257223	10.9	July 6, 2021
10.10+	Confirmatory Employment Letter between the registrant and Crystal Sumner, dated as of June 29, 2021.	S-1/A	333-257223	10.10	July 6, 2021
10.11+	Confirmatory Employment Letter between the registrant and Marc Greenberg, dated as of June 29, 2021.	S-1/A	333-257223	10.11	July 6, 2021
10.12+	Blend Labs, Inc. Stand-Alone Stock Option Agreement between the registrant and Nima Ghamsari, effective as of March 30, 2021, as amended July 5, 2021.	10-Q	001-40599	10.12	August 24, 2021
10.13+	Form of Exchange Agreement between the registrant and Nima Ghamsari.	S-1/A	333-257223	10.15	July 6, 2021
10.14+	Form of Equity Exchange Agreement between the registrant and Nima Ghamsari.	S-1/A	333-257223	10.16	July 6, 2021
10.15	Credit Agreement between the registrant, the guarantors and lenders from time to time party thereto, and Owl Rock Technology Finance Corp., as administrative agent and collateral agent, dated as of June 30, 2021.	S-1/A	333-257223	10.18	July 6, 2021
10.16	Office Lease between the registrant and 500 Pine Street Company LLC, dated as of December 1, 2016.	S-1	333-257223	10.17	June 21, 2021
10.17+	Offer Letter between the registrant and Ciara Burnham, dated as of December 7, 2021.	10-K	001-40599	10.17	March 31, 2022
10.18*	First Amendment to Credit Agreement between the registrant, the guarantors and lenders from time to time party thereto, and Owl Rock Technology Finance Corp., as administrative agent and collateral agent, dated as of October 18, 2022.				
10.19+*	Offer Letter between the registrant and Erin Lantz, dated as of January 5, 2023.				
10.20+*	Offer Letter between the registrant and Amir Jafari, dated as of January 9, 2023.				
10.21+*	Discretionary Retention Bonus Letter between the registrant and Marc Greenberg, dated as of January 9, 2023				
10.22+*	Transition Agreement and General Release between the registrant and Crystal Sumner, dated as of February 1, 2023.				
21.1*	List of subsidiaries of the Registrant.				
23.1*	Consent of Independent Registered Public Accounting Firm.				
24.1*	Power of Attorney (included in signature pages hereto).				
31.1*	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2*	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1†	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				

101	The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2022, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Loss, (iv) Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit), (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

_____

* Filed herewith.

\+ Indicates management contract or compensatory plan or arrangement.

† The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

ITEM 16. FORM 10–K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BLEND LABS, INC.

Date: March 16, 2023

By: /s/ Nima Ghamsari

Name: Nima Ghamsari

Title: Head of Blend

(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Nima Ghamsari, Marc Greenberg, and Winnie Ling, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with Exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Nima Ghamsari Nima Ghamsari	Chief Executive Officer and Chair *(Principal Executive Officer)*	March 16, 2023
/s/ Marc Greenberg Marc Greenberg	Head of Finance *(Principal Financial Officer)*	March 16, 2023
/s/ Manish Gupta Manish Gupta	Controller *(Principal Accounting Officer)*	March 16, 2023
/s/ Ciara Burnham Ciara Burnham	Director	March 16, 2023
/s/ Gerald C. Chen Gerald C. Chen	Director	March 16, 2023
/s/ Erin James Collard Erin James Collard	Director	March 16, 2023
/s/ Erin Lantz Erin Lantz	Director	March 16, 2023
/s/ Ann Mather Ann Mather	Director	March 16, 2023
/s/ Timothy J. Mayopoulos Timothy J. Mayopoulos	Director	March 16, 2023

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